Exhibit 99.1

 Fruta del Norte Project
Ecuador
NI 43-101 Technical Report

Prepared for:
Kinross Gold Corporation

Prepared by:
Robert D. Henderson, P. Eng.

Effective Date: 31 December 2009

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

C o n t e n t s

1.0	SUMMARY		1-1
	1.1	Project Setting, Location, and Access	1-1
	1.2	Mineral Tenure	1-1
	1.3	Surface and Water Rights	1-2
	1.4	Permits	1-2
	1.5	Environment	1-2
	1.6	Geology and Mineralization	1-3
	1.7	History and Exploration	1-4
	1.8	Exploration Potential	1-5
	1.9	Drilling	1-5
	1.10	Sample Preparation and Analysis	1-6
	1.11	Data Verification	1-7
	1.12	Metallurgical Testwork	1-7
	1.13	Mineral Resource Estimate	1-9
	1.14	Recommendations	1-9

2.0	INTRODUCTION		2-1
	2.1	Qualified Persons	2-1
	2.2	Information Sources	2-1
	2.3	Effective Dates	2-2
	2.4	Previous Technical Reports	2-2
	2.5	Technical Report Sections and Required Items under NI 43-101	2-3

3.0	RELIANCE ON OTHER EXPERTS		3-1

4.0	PROPERTY DESCRIPTION AND LOCATION		4-1
	4.1	Location	4-1
	4.2	Tenure History	4-1
	4.3	Property, Permitting, and Title in Ecuador	4-3
		4.3.1 Mineral Tenure	4-3
		4.3.2 Surface Rights	4-4
		4.3.3 Water Rights	4-4
		4.3.4 Royalties	4-5
		4.3.5 Environmental	4-5
	4.4	Project Mineral Tenure	4-5
	4.5	Project Surface Rights	4-8
	4.6	Project Water Rights	4-9
	4.7	Project Royalties	4-9
	4.8	Permits	4-9
	4.9	Environmental	4-10
		4.9.1 Current Status	4-10
		4.9.2 Project Development	4-11
		4.9.3 Stakeholder Consultation	4-13
	4.10	Comment on Section 4	4-13

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY		5-15

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Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

	5.1	Accessibility	5-15
	5.2	Climate	5-15
	5.3	Local Resources and Infrastructure	5-16
	5.4	Physiography	5-17
	5.5	Comment on Section 5	5-17

6.0	HISTORY		6-1
	6.1	Pre-Aurelian Work Programs	6-1
	6.2	Aurelian Work Programs	6-3
	6.3	Kinross Work Programs	6-4

7.0	GEOLOGICAL SETTING		7-1
	7.1	Regional Geology	7-1
	7.2	Project Geology	7-3
		7.2.1 Lithologies	7-5
		7.2.2 Structure	7-6
	7.3	Fruta del Norte Deposit	7-7
		7.3.1 Lithologies	7-7
		7.3.2 Structure	7-11
		7.3.3 Alteration	7-12
		7.3.4 Mineralization	7-13
	7.4	Prospects	7-15
		7.4.1 Bonza–Las Peñas	7-17
		7.4.2 Ubewdy	7-17
		7.4.3 Fruta del Norte Extensions	7-18
		7.4.4 Aguas Mesas Norte and Sur	7-18
		7.4.5 Papaya	7-18
		7.4.6 Tranca–Loma Porphyry	7-19
		7.4.7 Puente–Princesa	7-19
		7.4.8 Barbasco	7-19
	7.5	Comment on Section 7	7-20

8.0	DEPOSIT TYPES		8-1

9.0	MINERALIZATION		9-1
	9.1	Comment on Section 9	9-1

10.0	EXPLORATION		10-1
	10.1	Grids and Surveys	10-1
	10.2	Geological and Structural Mapping	10-2
	10.3	Geochemistry	10-2
	10.4	Geophysics	10-4
		10.4.1 Ground Geophysics	10-4
		10.4.2 Airborne Geophysics	10-4
	10.5	Drilling	10-5
	10.6	Bulk Density	10-5
	10.7	Petrology, Mineralogy and Other Research Studies	10-5
	10.8	Exploration Potential	10-5
	10.9	Comment on Section 10	10-7

11.0	DRILLING		11-1
	11.1	Drilling Methods and Equipment	11-1
		11.1.1 Climax Drill Programs	11-1

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Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

		11.1.2 Aurelian Drill Programs	11-3
	11.2	Logging Procedures	11-4
	11.3	Collar Surveys	11-4
	11.4	Downhole Surveys	11-5
	11.5	Recovery	11-6
	11.6	Deposit Drilling	11-6
	11.7	Geotechnical Drilling	11-7
	11.8	2010 Exploration and Infill Drill Program	11-7
	11.9	Comment on Section 11	11-9

12.0	SAMPLING METHOD AND APPROACH		12-1
	12.1	Geochemical Sampling	12-1
	12.2	Trench Sampling	12-1
	12.3	Core Sampling	12-2
	12.4	Bulk Density Determinations	12-4
	12.5	Comment on Section 12	12-6

13.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY		13-1
	13.1	Analytical Laboratories	13-1
	13.2	Sample Preparation and Analysis –Geochemical Samples	13-1
	13.3	Sample Preparation –Core	13-2
		13.3.1 Climax	13-2
		13.3.2 Aurelian	13-2
	13.4	Sample Analysis	13-3
		13.4.1 Climax	13-3
		13.4.2 Aurelian	13-3
	13.5	Quality Assurance and Quality Control	13-5
		13.5.1 Blanks	13-5
		13.5.2 Duplicates	13-6
		13.5.3 Certified Reference Materials	13-7
		13.5.4 Check Assays	13-8
		13.5.5 Umpire Laboratory Checks	13-8
		13.5.6 Screen Metallic Fire Assaying Checks	13-8
	13.6	Databases	13-9
	13.7	Sample Storage	13-10
	13.8	Sample Security	13-11
	13.9	Comment on Section 13	13-11

14.0	DATA VERIFICATION		14-1
	14.1	Laboratory Checks	14-1
	14.2	Verification in Support of Technical Reports	14-1
		14.2.1 Barron, 2002	14-1
		14.2.2 Stewart, 2003	14-1
		14.2.3 Micon, 2005 (Hennessey and Puritch, 2005)	14-2
		14.2.4 Micon, 2007 (Hennessey and Stewart, 2007)	14-4
		14.2.5 Micon, 2008 (Hennessey et al., 2008)	14-5
	14.3	Verification in Support of 2009 Technical Report	14-6
		14.3.1 Twin Hole	14-6
		14.3.2 Scissor Hole	14-6
		14.3.3 Quarter Core Check Samples	14-7
		14.3.4 Review of Analytical Results for Silver, Generated by ICP Methods	14-7

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Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

		14.3.5 Data Validation	14-7
		14.3.6 Downhole Survey Instrument QA/QC Checks	14-8
	14.4	Comment on Section 14	14-8

15.0	ADJACENT PROPERTIES		15-1

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING		16-1
	16.1	Metallurgical Testwork 2006–2007	16-1
	16.2	Metallurgical Testwork 2008–2009	16-2
		16.2.1 Sample Characterization	16-2
		16.2.2 Mineralogy	16-3
		16.2.3 Grinding Studies	16-4
		16.2.4 Gravity Recovery	16-4
		16.2.5 Oxidation Testing	16-5
		16.2.6 Concentrate Bio-Oxidation	16-6
		16.2.7 Cyanide Destruction Studies	16-6
		16.2.8 Thickening and Filtration Testing	16-7
		16.2.9 Tailings Characterization Testing	16-7
		16.2.10 Whole Ore POX Optimization Studies	16-7
		16.2.11 Trade-off Studies	16-8
	16.3	Comment on Section 16	16-8

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES		17-1
	17.1	Database	17-1
	17.2	Block Models	17-1
	17.3	Geological Interpretation	17-1
	17.4	Composites	17-3
	17.5	Exploratory Data Analysis	17-3
	17.6	Grade Capping	17-3
	17.7	Variography	17-4
	17.8	Grade Estimation	17-4
	17.9	Model Validation	17-5
	17.10	Mineral Resource Confidence Classification	17-5
		17.10.1 Cut-off Grades Used to Constrain Mineral Resources	17-5
		17.10.2 Assessment of Reasonable Prospects for Economic Extraction	17-6
		17.10.3 Mineral Resource Statement	17-7
	17.11	Comment on Section 17	17-7

18.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORT ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES		18-1

19.0	OTHER RELEVANT DATA AND INFORMATION		19-2

20.0	INTERPRETATION AND CONCLUSIONS		20-1

21.0	RECOMMENDATIONS		21-1

22.0	REFERENCES		22-1

23.0	DATE AND SIGNATURE PAGE		23-1

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Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

T a b l e s

Table 1-1:	Gold and Silver Mineral Resource Table, Effective Date 31 December 2009	1-9
Table 2-1:	Contents Page Headings in Relation to NI 43-101 Prescribed Items—Contents	2-4
Table 4-1:	Mineral Tenure Summary Table	4-6
Table 7-1:	Summary Stratigraphy of Fruta del Norte Deposit	7-7
Table 7-2:	Mineral Zones Used in Geological Modelling	7-14
Table 10-1:	Summary, Geochemical Sampling	10-3
Table 11-1:	Drilling Campaigns	11-1
Table 11-2:	Summary Drill Hole Intercept Table	11-9
Table 12-1:	Density Data Summary	12-6
Table 13-1:	QA/QC Sample Submission Summary	13-6
Table 13-2:	Work Order Summary, Check Assays	13-9
Table 14-1:	Quarter Core Check Analysis Results	14-8
Table 17-1:	Cut-off Grades Estimate Summary	17-6
Table 17-2:	Gold and Silver Mineral Resource Table, Effective Date 31 December 2009	17-7

F i g u r e s

Figure 4-1:	Project Location and Tenure Map	4-2
Figure 7-1:	Regional Geology Map	7-2
Figure 7-2:	Project Geology Map	7-4
Figure 7-3:	Geological Map, Fruta del Norte Area	7-8
Figure 7-4:	Cross-Section 9583600 mN	7-9
Figure 7-5:	Exploration Target Plan, Fruta Del Norte Area	7-16
Figure 10-1:	Exploration Potential Map	10-6
Figure 11-1:	Drill Hole Location Plan	11-2
Figure 11-2:	Drill Section, Fruta Del Norte, Section 9583200 N.	11-8
Figure 17-1:	Mineralization Domains	17-2

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Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

1.0	SUMMARY

Kinross Gold Corporation (Kinross) has prepared a Technical Report (the Technical Report) for the wholly-owned Fruta del Norte epithermal gold–silver deposit, which is part of the Cordillera del Condor Project (the Project), primarily located in Zamora–Chinchipe Province, Ecuador, South America.

Kinross will be using this Technical Report in support of disclosure and filing requirements with the Canadian Securities Regulators.  The Technical Report has an effective date of 31 December 2009, the date of the Mineral Resource estimate.

1.1	Project Setting, Location, and Access

The Cordillera del Condor Project, which incorporates the Fruta del Norte deposit, is primarily located in the Cordillera del Condor region of Zamora–Chinchipe province, southeastern Ecuador.  Some concessions extend into the adjacent province of Morona–Santiago.

The major Ecuadorian city of Loja is situated about 195 road kilometres west–southwest of the Project.  The closest community to the deposit is the small village of San Antonio.

As a result of its location near the equator and moderate elevation of 1,400 masl, daily average temperatures are fairly constant at about 16°C.  Annual precipitation in the region is approximately 3,000 mm.  Kinross expects that any future mining activity will be conducted year round.

Access to the Project is by road, which is paved from Loja to the small town of Los Encuentros, and thence gravel to the Project site.

Exploitation of the deposit will require building a greenfields project with attendant infrastructure.

1.2	Mineral Tenure

The Condor project consists of 39 mining concessions which cover approximately 95,000 hectares.  The majority of the concessions form a large contiguous block that extends from the Rio Nangaritza eastward to the international border with Peru.  Concessions are registered in the name of Compañia Aurelian Ecuador S.A., a wholly-owned subsidiary of Kinross.

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Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

All of the current concession titles will be replaced in accordance with the Sixth Transitional Provision of the new Mining Regulations.  These substitutions must take place within a period of 120 working, calculated from the date the Regulations were published in the Official Gazette (16 November, 2009).

In Ecuador mining concessions are “map-staked” and boundaries are defined by UTM coordinates.  No field staking, blazing of lines, erection of posts or surveying are required.

The appropriate patent fees have been paid, and the concessions are in good standing.

1.3	Surface and Water Rights

Kinross has commenced the process of acquiring sufficient surface rights to support Project development and access.  At the Technical Report effective date, approximately 80% of the required surface rights had been obtained.

The Loja branch of the National Water Secretary’s Office has granted Kinross the right to use water from an unnamed ravine, located in the La Zarza concession for exploration purposes.

1.4	Permits

Project development activities to date have been performed under the appropriate permits and regulations.

A list of the permits that will be required for Project development will be prepared as part of feasibility-level studies.  In addition to a socio-environmental impact study (EIS), key permits will include water rights, archaeological clearances, environmental licence, wood-felling permit, and a power generation permit.

1.5	Environment

Current environmental liabilities are restricted to the exploration camp, and to grids, roads, and drill pads established to support exploration activity.  There is an expectation that environmental contamination will be associated with sites where artisan miners have been active.

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Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

As of the effective date of this Technical Report, environmental licensing of a mining project could be carried out through one of two mechanisms: through the successful presentation to the Ministry of the Environment (MOE) of a project socio-environmental impact study (EIS), when the project does not already have an approved EIS, and through an environmental audit, when the project has an approved EIS.  In both cases, the EIS or environmental audit must be prepared and executed based on terms of reference (ToR) issued and approved by the MOE.

1.6	Geology and Mineralization

The Cordillera del Cóndor region consists of sub-Andean deformed and metamorphosed Palaeozoic and Mesozoic sedimentary and Mesozoic arc-related lithologies that formed between the eastern flank of the Cordillera Real, and west of the flat-lying strata of the Amazon basin.  Intruding the sub-Andean rocks is the Zamora composite I-type batholith, which has associated contemporaneous andesitic volcanism.  Pre-Andean arc sedimentary and volcanic belts flank, and locally occur within, the batholith.  Jurassic rifting during arc formation is suggested by volcanic- and sediment-filled grabens and half-grabens preserved in the batholith.  Subsequent marine transgression is indicated by overlying Early to Mid Cretaceous mudstone and limestone.  Mineralization within the region is spatially associated with the Zamora Batholith, and includes skarn, porphyry and epithermal mineralization styles.

The Fruta del Norte intermediate-sulphidation epithermal deposit is hosted by Misahuallí Formation andesites and feldspar porphyry intrusions with the top of the system extending into the base of overlying Suárez Formation sediments.  The deposit formed between strands of the Las Peñas Fault Zone, a regionally-important strike-slip fault, oriented north–south, and with a strike extent of at least 80 km which controlled development of the Suárez pull-apart basin, which in turn controls the deposit location.  Fault strands include the West, East and Central faults.

Gold and silver mineralized zones typically display intense multiphase quartz–sulfide ± carbonate stockwork veining and brecciation over broad widths (100–150 m wide in the coherent central and northern parts of the system where the gold grades are highest).  The mineralized envelope extends up to 350 m vertically (but is essentially open at depth) and has a strike length of 1.3 km from north to south.  At depth and to the south, the system becomes increasingly silver-rich relative to gold, with silver:gold ratios climbing to 10.  Higher silver values are also associated with increases in lead and zinc tenor.  The mineralized envelope that encompasses the Fruta del Norte deposit encloses four geochemically, texturally and mineralogically-distinct zones labelled FDN-1 to FDN-4.

The bulk of the gold is microscopic and associated with quartz, carbonates, and sulphides.  Much of the gold is “free milling” but the mineralization is moderately refractory with approximately 40% of the gold locked in sulphides.  Coarse visible gold is common.

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Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

1.7	History and Exploration

Artisan miners have exploited of a number of areas in the Project area using bedrock and alluvial methods; gold production is unknown.  No commercial production has occurred from the Project area.

Initial exploration on the Project in the period 1986–2005, prior to discovery of the Fruta del Norte deposit, comprised generation of a topographic base map, geological mapping, stream sediment and rock chip sampling, regional and infill soil sampling, geophysical surveying, test pits, adit and trench sampling, and core drilling.  Work was primarily conducted over the Ubewdy (Ubewdy North), Bonza (Las Peñas), Princesa (Jardin del Condor), Rio Negra and Tranca Loma prospects, where anomalous precious and base metal anomalies were defined in areas that displayed features such as quartz veins with pyrite and local silicification and brecciation or clay–silica–pyrite alteration.  Companies involved in this exploration program included Minerales del Ecuador S.A. (Minerosa), Minera Climax del Ecuador (Climax) and Amlatminas S.A. (Amlatminas).

Aurelian Resources Inc. (Aurelian), now a wholly-owned subsidiary of Kinross, initially conducted outcrop examination, gridding, geological mapping, regional geochemical stream sediment sampling, rock chip, channel and grab sampling of outcrop, artisanal workings and trenches, a magnetometer and IP geophysical survey, and core drilling of prospects that either were known previously through Climax’s work before 1999, or were discovered by artisanal miners in the period 1999 to 2002.

In 2006, re-interpretation of the regional structural setting led to the discovery drill hole at Fruta del Norte.  Between 2006 and 2008, the exploration programs at Fruta del Norte comprised core drilling, geological modelling and genesis studies, metallurgical testwork, initial geotechnical investigation, and, in 2007, a Mineral Resource estimate.

On May 6, 2008, the Ecuadorian Government announced a moratorium on mining and exploration activity, pending development of a new mining code.  Kinross acquired Aurelian in the latter part of the year.  New mining regulations were passed in November 2009, and Kinross operations in Ecuador were permitted to restart.

From 2008 to 2009, during the moratorium, Kinross undertook desktop studies to support a pre-feasibility study.  Kinross also submitted core samples from 58 drill holes that had been completed prior to the imposition of the moratorium, but which had not been analyzed or incorporated into the Project database at the time of the 2007 Mineral Resource estimate.

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Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Kinross awarded Hatch Ltd. a contract for a pre-feasibility study on the Fruta del Norte deposit in June, 2009.

Activities to support the pre-feasibility study are ongoing, and include collection, collation and review of items such as geotechnical and hydrological data, environmental and archaeological base line studies, process, tailings, and waste design alternatives, mine design alternatives; establishment of infrastructure, transportation and access requirements; review of the recently promulgated Ecuadorian constitution and Mining Act; considerations of the operating and taxation regimes likely for precious metals mines in Ecuador; and community liaison activities.

1.8	Exploration Potential

There is good potential for the currently-known mineral resources of the Project to be extended through successful exploration drilling, discovery of new mineralisation, and potentially conversion of Mineral Resources to Mineral Reserves.

Exploration programs to date have located a number of epithermal and porphyry-style targets and prospects which will be the focus of continued regional exploration.  Kinross has exploration and drill programs planned for 2010 to assess these targets.  Subsequent to being granted authorization to recommence Project work in November 2009, an 8,000 m drill program in support of metallurgical studies is underway.

1.9	Drilling

Drill campaigns completed from 1997 to date Project-wide comprise 304 core drill holes (119,841 m).

A total of 166 drill holes (83,895.06 m) between 2006 and 2009 were completed in the Fruta del Norte deposit area, of which 128 are used to support Mineral Resource and Mineral Reserve estimation.  Drill spacing varies from about 100 m x 100 m on the periphery of the deposit to approximately 40 x 40 m spacing in the core area between 9583275N and 9583565N.

Core sizes produced varied according to the rig type; the majority of core, however, ranges from HQ (63.5 mm diameter) to NQ (47.6 mm) with lesser HQ3–NQ3 (drilled for geotechnical purposes), NTW (56 mm) and BTW (42 mm) sizes.

Drilling operations at Fruta del Norte involved rig set-ups at inclinations ranging between -45° and -84°, the majority of which were drilled from west to east (azimuth 090°).  The bulk of the drill holes were collared west of the West Fault.

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Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Sample intervals for core drilling are typically a maximum sample length of 2 m in un-mineralized lithologies and a maximum sample length of 1 m in mineralized lithologies.  Geological changes in the core such as major mineralization/alteration intensity and lithology changes were used as sample breaks, as were zones of core loss, and where drill size changed.

1.10	Sample Preparation and Analysis

Sample preparation and analytical laboratories used during the exploration programs on the Project include the Ecuadorian, Bolivian, Chilean, and Canadian branches of independent laboratories Bondar Clegg Laboratories (Bondar Clegg), S Chemex Laboratories (ALS Chemex), and Inspectorate Services (Inspectorate).  SGS Laboratories of Toronto, Canada, acted as the umpire laboratory for the Aurelian programs.

There is no information available for the sample preparation procedures for Climax drill core.  Aurelian programs where core was despatched to ALS Chemex/Bondar Clegg had drill core dried and crushed to better than 70% passing -2 mm, riffle split, and a 250 g sub-sample pulverised to better than 85% passing -75 µm.  Inspectorate procedures saw the core dried and crushed to better than 90% passing -2 mm, riffle split, and a 1,000 g sub-sample pulverised better than 90% passing -100 µm.

ALS Chemex analyzed the core using 30 g fire assay with an inductively coupled plasma–atomic emission spectroscopy (ICP-AES) finish in the early phases of the drill programs.  If gold assays greater than 10 g/t were detected then over-limit re-assays were completed using a 50 g fire assay with a gravimetric finish.  Multi-element analysis was performed using a 34 element package (including silver) with an aqua regia acid digestion and ICP-AES finish.  Over-limit re-assays for selected elements were run using an aqua regia acid digestion and atomic absorption spectroscopy (AAS) finish.  Later, the ALS Chemex assay method was amended such that gold was determined by 50 g fire assay with an ICP-AES finish.

Assay methods used at Inspectorate included 50 g fire assay with an AAS finish.  If the gold assay was greater than 5 g/t then over-limit re-assays were completed using a 50 g fire assay with a gravimetric finish.  Multi-element analysis was completed using a 32 element package (including silver) with an aqua regia acid digestion and ICP-AES finish.

There is limited information on the Climax QA/QC protocols.  Aurelian inserted blanks, duplicates and certified reference materials (CRM) into the sample stream for all core programs.  Where the QA/QC data indicated issues with preparation, or precision, the material is re-run.

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Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Aurelian selected samples from all of the major mineralized intercepts at the Fruta del Norte deposit for check assaying at Inspectorate and SGS.  The correlation between the laboratories is good, with no serious issues identified.

Due to the observed occurrence of significant quantities of visible gold, Aurelian conducted selected screen metallic fire assay check assays.  The screen metallic assay results generally correlate reasonably well with the original 30 g and 50 g fire assays.  There appears to be a slight high bias towards the screen metallic assays, indicating that a nugget effect may result in the regular fire assays slightly under reporting the contained metal.

Bulk density data were generated from approximately 2,536 core samples, measured by Aurelian staff using the Marcey method, where the sample is dried, weighed, waxed and then weighed in water.

1.11	Data Verification

Data verification was performed in support of technical reports submitted by Aurelian in the period 2003–2007.  Work included: independent sampling of mineralization; visitation of outcrop in exploration targets where mineralization was visible on surface; review and logging of drill core; observation of drilling, logging and sampling procedures; review of QA/QC data; review of twin drill hole results; and database checks.

As part of the preparation for this Technical Report, additional checks were made.  These included: review of twin and scissor drill holes; quarter-core check sampling; review of silver analytical data generated by ICP in comparison with silver data generated from AAS assays; database validation including verifying database integrity; checking for inconsistencies such as missing entries, crossed from/to intervals and improper coding of lithologies or other descriptive elements; and checks on accuracy of downhole survey instruments.

Data were considered acceptably error free and able to support Mineral Resource estimation.

1.12	Metallurgical Testwork

The first round of metallurgical testwork on the Project was completed by SGS Lakefield, Ontario, Canada.  The first phase of metallurgical testing (September–December, 2006) included a series of preliminary tests on five composite samples representing five zones of mineralization identified earlier at Fruta del Norte.  The metallurgical program comprised Bond ball work index determinations, preliminary leach tests, preliminary gravity separation tests and preliminary flotation tests.  This phase of work also included a preliminary mineralogical study of the five composite samples.

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Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

The second phase of testing (February–June 2007) was planned to glean a better understanding of the metallurgical characteristics of the mineralization.  The main purpose of the Phase 2 testwork program was to investigate the metallurgical response of the Fruta del Norte mineralization to leaching following oxidation pre-treatment.  The pre-treatment processes that were tested on a bulk flotation concentrate prepared from the Phase 2 composite sample included ultra-fine grinding, high pressure oxidation (POX), bacterial oxidation, and roasting.

A more comprehensive program was completed in 2008–2009, by SGS Lakefield, G&T Metallurgical Services (G&T), Knelson Research & Technology (Knelson) and FLSmidth.  SGS conducted most of the test programs including sample characterization, grindability testing and simulation studies, gravity recovery, flotation optimization, cyanide destruction, tailings characterization and paste strength testing.  G&T performed gravity recovery and whole ore leach testing.  Knelson conducted gravity recovery and modeling studies, and FLSmidth performed thickening and filtration testing.  Testwork was completed to support trade-off studies including whole ore leaching, flotation concentrate bio-oxidation, pressure oxidation and roasting.

The metallurgical testwork completed to date has indicated that life-of-mine gold and silver recoveries for the Fruta del Norte deposit would be 94.9% and 62.9% respectively, based on a process route that uses whole ore pressure oxidation (POX).

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Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

1.13	Mineral Resource Estimate

Mineral Resources were classified in accordance with the 2005 CIM Definition Standards for Mineral Resources and Mineral Reserves, incorporated by reference into NI 43-101.

Indicated and Inferred gold and silver Mineral Resources have an effective date of 31 December 2009, and are summarized in Table 1-1.

Table 1-1:  Gold and Silver Mineral Resource Table, Effective Date 31 December 2009

Classification	Tonnes	Au Grade	Au Ounces	Ag Grade	Ag Ounces
	(000’s)	(g/t)	(000’s)	(g/t)	(000’s)
Measured	—	—	—	—	—
Indicated	15,931	11.20	5,737	14.3	7,304
Total Measured and Indicated	15,931	11.20	5,737	14.3	7,304
Inferred	24,307	7.85	6,134	10.1	7,908
Notes:
1.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability;
2.	Mineral Resources are reported to a cut-off grade of 3 g/t AuEq. Gold equivalent is calculated by AuEq = Au (g/t) + Ag (g/t) x (Ag ($/oz) ÷ Au ($/oz)) x (Ag Recovery ÷ Au Recovery);
3.
Mineral Resources are reported using a gold price of $875/oz, and a silver price of $13.75/oz, average gold recovery of 94.9% and average silver recovery of 62.9%, and an operating cost of $65.78/t based on a transverse open stoping mining method.

1.14	Recommendations

The recommended work program for Project advancement comprises two phases, with the second contingent on the results of the first.

The Phase 1 data collection program, costing an estimated $8 million, and taking approximately 12 months, is designed to supply additional geological, geotechnical, hydrogeological and metallurgical data to support detailed studies.  The program also incorporates a metallurgical pilot plant operation.

If results of the pre-feasibility study are positive, the Project will proceed to a feasibility study.  An allocation of $10 M has been made to cover the engineering and consulting costs associated with this study.  It is expected that this program will take approximately 12 months to complete.  A favourable feasibility study could be used to support mine development.

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Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

2.0	INTRODUCTION

Kinross Gold Corporation (Kinross) has prepared a Technical Report (the Technical Report) for the wholly-owned Fruta del Norte epithermal gold–silver deposit, which is part of the Cordillera del Condor Project (the Project), primarily located in Zamora–Chinchipe Province, Ecuador, South America.

Kinross will be using this Technical Report in support of disclosure and filing requirements with the Canadian Securities Regulators.  The Technical Report has an effective date of 31 December 2009, the date of the Mineral Resource estimate.

The currency used in this Technical Report is expressed in United States dollars ($US) unless stated otherwise.  Ecuador uses the United States dollar as its currency.

Information used to support the study has been derived from the reports and documents listed in the References section of this Technical Report.

Where we say “we”, “us”, “our” or “Kinross” in this Technical Report, we mean Kinross Gold Corporation.

2.1	Qualified Persons

Robert Henderson, P. Eng. and Senior Vice President, Technical Services for Kinross serves as the qualified person for this Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1.  Mr. Henderson has visited the Project site on numerous occasions, most recently in October 2009.

During the site visits, Mr. Henderson inspected core and surface outcrops, drill platforms and sample cutting and logging areas; discussed geology and mineralization with Project staff; reviewed geological interpretations with staff; and viewed potential locations of major infrastructure.

2.2	Information Sources

Information used to support this Technical Report was derived from previous technical reports on the property, and from the reports and documents listed in the References section of this Technical Report.

The Technical Report is also partly based on data collected for the pre-feasibility study currently being undertaken by the Fruta Del Norte project team and the author would like to acknowledge the following individuals or groups that are presently working on that study:

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Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

●	Barry Gilles (geology);

●	Don Cameron (Mineral Resource estimation);

●	Peter Bourke (Mineral Reserve estimation);

●	John Rajala (metallurgy and processing);

●	Hatch Ltd;

●	Micon Consultants International.

2.3	Effective Dates

The effective date for the Mineral Resources was December 31 2009.  This date is used as the Technical Report effective date.

There were no material changes to the information on the Project between the effective date and the signature date of the Technical Report.  A pre-feasibility study on the Project is currently underway.

2.4	Previous Technical Reports

Kinross has previously filed Technical Reports for the Project as follows:

Hennessey, T., Puritch, E., Gowans, R., and Leary, S., 2008:  A Mineral Resource Estimate for the Fruta Del Norte Deposit, Cordillera Del Condor Project, Zamora-Chinchipe Province, Ecuador:  unpublished technical report prepared by Micon International Ltd. for Aurelian Resources Inc., readdressed to Kinross Gold Corporation, effective date 15 November 2007, amended 21 October 2008.

Aurelian Resources Inc., prior to acquisition by Kinross, had also filed the following Technical Reports on the Project:

Hennessey, T., Puritch, E., Gowans, R., and Leary, S., 2007:  A Mineral Resource Estimate for the Fruta Del Norte Deposit, Cordillera Del Condor Project, Zamora-Chinchipe Province, Ecuador:  unpublished technical report prepared by Micon International Ltd. for Aurelian Resources Inc., effective date 15 November 2007;

Hennessey, B.T. and Stewart, P.W., 2007: A Review of the Geology of, and Exploration and Quality Control Protocols Used at the Fruta Del Norte Deposit, Cordillera Del Condor Project, Zamora-Chinchipe Province, Ecuador:  unpublished technical report prepared by Micon International Ltd. for Aurelian Resources Inc., dated December 2006, effective date 9 January 2007;

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Hennessey, B.T. and Puritch, E., 2005:  A Mineral Resource Estimate for the Bonza-Las Peñas Deposit, Cordillera Del Condor Project, Zamora-Chinchipe Province, Southeastern Ecuador:  unpublished technical report prepared by Micon International Ltd. for Aurelian Resources Inc., effective date 13 January 2005;

Mullens, P., 2003:  Geological Report on Exploration at the Cordillera del Condor Project, Zamora-Chinchipe Province, Southeastern Ecuador:  unpublished technical report prepared for Aurelian Resources Inc., effective date 16 December 2003.

Stewart, P. W., 2003:  Geological Report on Exploration at the Cordillera Del Condor Project, Zamora-Chinchipe Province, Southeastern Ecuador:  unpublished technical report prepared for Aurelian Resources Inc., effective date 16 April 2003.

2.5	Technical Report Sections and Required Items under NI 43-101

Kinross has followed Instruction 6 of the Form 43–101 Technical Report in compilation of this Technical Report.  Instruction 6 notes:

“The technical report for development properties and production properties may summarize the information required in the items of this Form, except for Item 25, provided that the summary includes the material information necessary to understand the project at its current stage of development or production.”

Table 2-2 relates the sections as shown in the contents page of this Technical Report to the Prescribed Items Contents Page of NI 43-101.

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Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Table 2-1:  Contents Page Headings in Relation to NI 43-101 Prescribed Items—Contents

NI 43-101 Item Number	NI 43-101 Heading	Technical Report Section Number	Technical Report Section Heading
Item 1	Title Page		Cover page of Technical Report
Item 2	Table of Contents		Table of contents
Item 3	Summary	Section 1	Summary
Item 4	Introduction	Section 2	Introduction
Item 5	Reliance on Other Experts	Section 3	Reliance on Other Experts
Item 6	Property Description and Location	Section 4	Property Description and Location
Item 7	Accessibility, Climate, Local Resources, Infrastructure and Physiography	Section 5	Accessibility, Climate, Local Resources, Infrastructure and Physiography
Item 8	History	Section 6	History
Item 9	Geological Setting	Section 7	Geological Setting
Item 10	Deposit Types	Section 8	Deposit Types
Item 11	Mineralization	Section 9	Mineralization
Item 12	Exploration	Section 10	Exploration
Item 13	Drilling	Section 11	Drilling
Item 14	Sampling Method and Approach	Section 12	Sampling Method and Approach
Item 15	Sample Preparation, Analyses and Security	Section 13	Sample Preparation, Analyses and Security
Item 16	Data Verification	Section 14	Data Verification
Item 17	Adjacent Properties	Section 15	Adjacent Properties
Item 18:	Mineral Processing and Metallurgical Testing	Section 16	Mineral Processing and Metallurgical Testing
Item 19	Mineral Resource and Mineral Reserve Estimates	Section 17	Mineral Resource and Mineral Reserve Estimates
Item 20	Other Relevant Data and Information	Section 19	Other Relevant Data and Information
Item 21	Interpretation and Conclusions	Section 20	Interpretation and Conclusions
Item 22	Recommendations	Section 21	Recommendations
Item 23	References	Section 22	References
Item 24	Date and Signature Page	Section 23	Date and Signature Page
Item 25	Additional Requirements for Technical Reports on Development Properties and Production Properties	Section 18	Additional Requirements for Technical Reports on Development Properties and Production Properties
Item 26	Illustrations		Incorporated in Technical Report under appropriate section number

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3.0	RELIANCE ON OTHER EXPERTS

This section is not relevant to the Technical Report as expert opinion was sourced from Kinross experts in the appropriate field as required.

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4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	Location

The Cordillera del Condor Project, which incorporates the Fruta del Norte deposit, is primarily located in the Cordillera del Condor region of Zamora–Chinchipe province, southeastern Ecuador (Figure 4-1).  Some concessions extend into the adjacent province of Morona–Santiago.

The Ecuadorian city of Loja, the fourth-largest in the country, is situated about 195 road-kilometres west–southwest of the Project.  The closest community to the deposit is the small village of San Antonio.

The La Zarza concession, which hosts the Fruta del Norte deposit, is situated between 9575900 mN to 9585000 mN and 781000 mE to 773000 mE of UTM zone 17S (PSAD 1956 datum).

Figure 4-1 presents a location map for the Project.  The plan shows the location of the Fruta del Norte deposit and exploration prospects in relation to the Project concession boundaries.  No significant infrastructure currently exists within the Project boundaries (see Section 5.3).

4.2	Tenure History

Aurelian Resources Corporation Ltd., a private company, acquired a land package subsequently called the “Cordillera del Condor” Project, in southern Ecuador that was subsequently vended into Aurelian Resources Inc., a TSX-Venture listed company in 2003.  Kinross acquired 100% of Aurelian during 2008.  Aurelian was subsequently delisted from the Toronto Exchange in October 2008.

The La Zarza concession was optioned by Minera Climax del Ecuador (Climax), a subsidiary of Climax Mining Ltd. of Australia from Amlatminas S.A. (Amlatminas) in 1997.  The option was terminated in 1998, and the concession reverted to Amlatminas.  Aurelian purchased the concession from Amlatminas in 2002, and it is now, through the 2008 acquisition of Aurelian, held 100% by Kinross.

A Mining Mandate, which was passed by the Constitutional Assembly on 18 April, 2008 halted all major-company activity in Ecuador.  New mining regulations were passed in November 2009, and Kinross operations in Ecuador were permitted to restart.

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Figure 4-1:  Project Location and Tenure Map

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4.3	Property, Permitting, and Title in Ecuador

4.3.1	Mineral Tenure

The newly-promulgated Ecuadorian mining law has the following key parameters:

●	The term of a concession is 25 years;

●	The following concession stages are contemplated in the Mining Law:

–	Initial exploration - 4 years;

–	Advanced exploration - 4 years;

–	Economic evaluation - 2 years;

●
Once the initial exploration has been completed, and prior to initiating an advanced exploration phase, the Mining Law provides for a mandatory relinquishment of a part of the total area of the concession.

The concessionaire has the option to request a change of stage at any moment. However, it would not be possible to maintain a mining concession without entering into the exploitation stage twelve years after the first grant of the concession title.

A concessionaire is granted authorization by the Government to carry out mining activities within the concession.  The concession may be transferred, subject to prior approval by the Mining Ministry.

Certain obligations must be met by the concessionaire; non-compliance can lead to cancellation of the concession.  These can include:

●	Non-payment of prescribed patent fees, royalties, or other levies and taxes;

●
Non-filing of the required annual report detailing exploration activity or non-filing of the required report on annual production.  Production reports are required on or before January 15 and July 15 each year; exploration reports are required by 31 March.  Misrepresentation of work completed, or fraudulent information contained in these annual reports can also cause concession cancellation;

●	Misrepresentation of benchmark concession development stages;

●	Commencement of mining activities prior to grant of the appropriate extraction permits;

●	Cases where severe environmental damage has occurred, or damage to Ecuadorian cultural heritage is irreparable, or where human rights have been violated.

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A concessionaire who loses a mining concession due to a breach of one or more legal or contractual obligations, cannot have a concession in the same area (whether in whole or in part) for a period of three years, taken from the expiry date of the concession.

Prior to entering an exploitation phase, the status of an existing granted mining concession must be replaced by either a Mining Exploitation Contract or a Mining Services Contract.  Neither of these contracts existed in prior mining legislation.  The Mining Exploitation contract is a broadly defined contract, intended to cover technical, economic, environmental and social aspects, as well as performance standards.  A model contract for guidance for mining companies is still to be developed.

In the event extraordinary income has been generated based on incremental prices on the sale of mining products, a tax equivalent to a 70% tariff has been established, to be calculated according to the assessable base constituting the difference between the sales price and the base price stipulated in the contract, multiplied by the number of units sold.

4.3.2	Surface Rights

An Ecuadorian mining concession is a property-related right; distinct and independent from the ownership of land on which it is located, even when both belong to the same person.  Surface rights must be obtained to support mining project development.

4.3.3	Water Rights

The use of water sources must be authorized by the National Water Secretary’s Office (Senagua) and any water which is used must be returned to its source in compliance with specialized environmental and water regulations.  The existing water law and regulations do not restrict mining companies from applying for as much water as is necessary.  Senagua can determine, by internal (technical experts) and external (limited public participation) means, whether or not the water requests are warranted.

The Ecuadorian Government is currently drafting a new Organic Water Law, which is expected to come into force in 2010, together with associated regulations to assist in the interpretation of the law.  These will establish the requirements to be met by mining companies in order to obtain water rights.  Until the new water law and associated regulations are passed, the future permitting process is unclear.

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4.3.4	Royalties

Royalties paid by mining concession holders will be established on the basis of a percentage of not less of 5% of the sales of the principal and secondary minerals, payable in March and September each year.  The Mining Regulations (RLM, published in the Supplement to the Official Gazette No. 67), indicated that royalties will be calculated on the basis of the net income, determined by deducting expenses from gross income, as established by the Mining Ministry through the relevant guidelines.  This will apply solely to expenses incurred during the refining and transportation processes.

4.3.5	Environmental

Environmental licensing of a mining project can be carried out through one of two mechanisms: through the successful presentation to the Ministry of Environment (MOE) of a project socio-environmental impact study (EIS), when the project does not have an approved EIS, and through an environmental audit (EA), when the project has an approved EIS.  In both cases, the EIS or EA must be prepared and executed based on terms of reference (ToR) issued and approved by the MOE.

Licensing of a mining project through an EA applies only when the project has an approved EIS and the project proponent could not obtain an environmental license due to administrative constraints.  Licensing of a mining project through an EA will only be allowed during a transitional period ending in the second quarter of 2010.  Licensing through an EIS is the more conventional approach and it involves the presentation and approval of an EIS and a successful social participation process.

4.4	Project Mineral Tenure

The Condor Project consists of 39 mining concessions which cover approximately 95,000 hectares located in southeastern Ecuador, largely in the province of Zamora–Chinchipe, with some in Morona–Santiago (refer to Figure 4-1).  The majority of the concessions form a large contiguous block that extends from the Rio Nangaritza eastward to the international border with Peru.

Concessions are registered in the name of Aurelian Ecuador S.A., a wholly-owned subsidiary of Kinross.  Table 4-1 summarizes the existing concession details.

All of the current concession titles will be replaced in accordance with the Sixth Transitional Provision of the new Mining Regulations.  These substitutions must take place within a period of 120 working days, calculated from the date the Regulations were published in the Official Gazette (16 November, 2009).

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Table 4-1: Mineral Tenure Summary Table

Concession Code	Concession Name	Original Applicant	Claim Filing Date	Date Concession Granted	Title Registration Date	Owner	Transfer Date	Province	Hectares	Expiry
2121	LA ZARZA	Aurelian	13.01.2003	05.02.2004	09.02.2004	Aurelian	Not applicable.	Zamora	3,087.00	03.10.2031
500588	EMPERADOR 1	Keith M. Barron	31.05.2002	24.06.2002	24.06.2002	Aurelian	10.10.2002	Zamora	681.60	05.16.2031
500590	EMPERADORA	Amlatminas S.A./ Keith M. Barron	06.06.2001	12.09.2001	03.10.2001	Aurelian	10.10.2002	Zamora	236.39	05.16.2031
500688	SOBERANA	Keith M. Barron	12.07.2002	20.08.2002	22.08.2002	Aurelian	10.10.2002	Zamora	4,900.00	05.27.2032
500689	MARQUES	Keith M. Barron	10.05.2001	16.05.2001	16.05.2001	Aurelian	10.10.2002	Zamora	4,900.00	06.06.2032
500690	SOBERANO	Keith M. Barron	20.04.2001	16.05.2001	16.05.2001	Aurelian	10.10.2002	Zamora	4,650.00	06.06.2032
500691	REY	Keith M. Barron	25.02.2002	29.04.2002	27.05.2002	Aurelian	10.10.2002	Zamora	16.57	05.27.2032
500692	CABALLERO	Keith M. Barron	25.02.2002	20.05.2002	06.06.2002	Aurelian	10.10.2002	Zamora	396.24	06.06.2032
500693	MARQUESA	Aurelian	21.04.2003	11.06.2003	25.06.2003	Aurelian	Not applicable.	Zamora	3.909,70	06.06.2032
500696	BARON	Aurelian	11.10.2002	29.10.2002	30.10.2002	Aurelian	Not applicable.	Zamora	4,850.00	05.27.2032
500697	BARONESA	Aurelian	11.10.2002	29.10.2002	29.10.2002	Aurelian	Not applicable.	Zamora	3,000.00	05.27.2032
500699	PRINCESA	Aurelian	04.12.2003	03.02.2004	06.02.2004	Aurelian	Not applicable.	Zamora	4,707.02	06.06.2032
500700	DUQUE	Keith M. Barron	01.03.2002	20.05.2002	06.06.2002	Aurelian	11.10.2002	Zamora	3,748.94	06.06.2032
500701	PRINCIPE	Keith M. Barron	01.03.2002	20.05.2002	06.06.2002	Aurelian	10.10.2002	Zamora	1,320.00	06.06.2032
500702	DUQUESA	Keith M. Barron	10.04.2002	20.05.2002	06.06.2002	Aurelian	10.10.2002	Zamora	2,319.32	05.27.2032
500703	VIZCONDE	Keith M. Barron	21.02.2002	20.05.2002	06.06.2002	Aurelian	10.10.2002	Zamora	2,588.33	06.06.2032
500704	REINA	Keith M. Barron	25.02.2002	29.04.2002	27.05.2002	Aurelian	10.10.2002	Zamora	4,692.05	06.06.2032
500706	CACIQUE 1	Keith M. Barron	25.02.2002	29.04.2002	27.05.2002	Aurelian	10.10.2002	Zamora	150.00	06.06.2032
500707	CACIQUE	Keith M. Barron	18.04.2002	24.06.2002	25.06.2002	Aurelian	10.10.2002	Zamora	800,00	06.06.2032
500717	REINA ISABEL	Aurelian	13.01.2003	05.02.2004	09.02.2004	Aurelian	Not applicable.	Zamora	50.00	06.06.2032
500718	VIZCONDE 1	Aurelian	27.01.2003	05.02.2004	09.02.2004	Aurelian	Not applicable.	Zamora	300.00	06.06.2032
500719	CABALLERO 1	Aurelian	14.04.2003	05.02.2004	09.02.2004	Aurelian	Not applicable.	Zamora	459.00	06.06.2032
500727	ALBERTO	Aurelian	10.04.2003	05.02.2004	09.02.2004	Aurelian	Not applicable.	Zamora	3,799.86	06.25.2032
500728	VICTORIANA	Aurelian	22.08.2003	09.10.2003	05.11.2003	Aurelian	Not applicable.	Zamora	4,470.00	06.25.2032
500734	ORQUIDEAS	Aurelian	05.12.2003	03.02.2004	06.02.2004	Aurelian	Not applicable.	Zamora	4,898.00	06.24.2032

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Concession Code	Concession Name	Original Applicant	Claim Filing Date	Date Concession Granted	Title Registration Date	Owner	Transfer Date	Province	Hectares	Expiry
500755	SACHAVACA	Keith M. Barron	21.02.2002	20.05.2002	06.06.2002	Aurelian	10.10.2002	Zamora	4,000.00	08.21.2032
500756	GUACAMAYO	Keith M. Barron	21.02.2002	20.05.2002	06.06.2002	Aurelian	10.10.2002	Zamora	3,290.15	08.22.2032
500764	COLIBRI 1	Aurelian	04.12.2003	05.02.2004	06.02.2004	Aurelian	Not applicable.	Zamora	2,415.00	10.30.2032
500765	COLIBRI	Keith M. Barron	25.02.2002	20.05.2002	06.06.2002	Aurelian	10.10.2002	Zamora	1,775.28	10.29.2032
500799	MAICU 1	Keith M. Barron	25.02.2002	20.05.2002	06.06.2002	Aurelian	10.10.2002	Zamora	843.84	09.02.2034
500800	MAICU 2	Keith M. Barron	25.02.2002	20.05.2002	06.06.2002	Aurelian	10.10.2002	Zamora	3,236.34	09.02.2034
500810	MAICU 3	Keith M. Barron	10.04.2002	20.05.2002	06.06.2002	Aurelian	10.10.2002	Zamora	974.00	09.02.2034
500823	MAICU 5	Keith M. Barron	21.02.2002	29.04.2002	27.05.2002	Aurelian	10.10.2002	Zamora	2,724.00	09.02.2034
500826	MAICU 4	Keith M. Barron	12.07.2002	20.08.2002	21.08.2002	Aurelian	10.10.2002	Zamora	83.00	09.02.2034
500828	CUY	Keith M. Barron	21.02.2002	29.04.2002	27.05.2002	Aurelian	10.10.2002	Zamora	4,787.00	06.25.2033
500846	MAICU 6	Keith M. Barron	21.02.2002	20.05.2002	06.06.2002	Aurelian	12.10.2002	Zamora	1,596.00	05.11.2033
500856	CHIRIMOYA	Keith M. Barron	18.04.2002	24.06.2002	25.06.2002	Aurelian	10.10.2002	Zamora	1,040.00	06.02.2034
500857	PITAJAYA	Keith M. Barron	25.02.2002	20.05.2002	06.06.2002	Aurelian	11.10.2002	Zamora	3,158.00	06.02.2034
500860	MARACUYA	Keith M. Barron	10.04.2002	20.05.2002	06.06.2002	Aurelian	11.10.2002	Zamora	300.00	06.02.2034

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The substitution of mining concession titles is an administrative process.  It shall be understood that all concession titles are in the initial exploration phase although, following the completion of the substitution process, the concessionaire may apply to change the exploration phase to one of advanced exploration, economic evaluation of the project or exploitation, in accordance with the terms of the Mining Law and the General Mining Regulations.  The term of the new concession title shall be equal to the number of years remaining as from the date the new concession is granted to the expiry date of the old concession title.

On 28 January 2009, the Zamora Regional Bureau of Mining (Diremiz) issued a resolution suspending the Cuy, Maracuya, Pitajaya and Chirimoya concessions under the Mining Mandate.  An appeal was filed on 24 September, 2009 and no resolution has been announced as at the Technical Report effective date.

In Ecuador mining concessions are “map-staked” and boundaries are defined by UTM coordinates.  No field staking, blazing of lines, erection of posts or surveying are required.

The appropriate patent fees have been paid for the current concessions, and the concessions are in good standing.  Kinross has also paid the patent fees for the suspended Cuy, Maracuya, Pitajaya and Chirimoya concessions.

4.5	Project Surface Rights

Kinross has commenced the process of acquiring sufficient surface rights to support Project development and access.  At the Technical Report effective date, approximately 80% of the required surface rights had been obtained.

To date, 28 public deeds in the form of Option Agreements and Sales Contracts have been signed (10 sales contacts, 17 option agreements and one Transfer of Possessory Title) which cover 80% of the overall number of plots to be acquired (35).  The occupants of 78% of the land yet to be acquired do not possess deeds of ownership.

A third party audit of the Fruta del Norte land acquisition program was completed by rePlan Inc. in November 2009.  The primary conclusions from the audit were:

●	Prices paid to date for the properties are fair and exceed the market rates for the land. The price paid also has recognition for land improvement and facilities;

●	Land acquisition is compliant with or exceeds International Finance Corporation (IFC) standard PS 5.

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4.6	Project Water Rights

The Loja branch of the National Water Secretary’s Office has granted Kinross the right to use water in the unnamed ravine, located in the La Zarza sector, in the parish of Los Encuentros, Yanzatza canton, province of Zamora Chinchipe, for industrial use for advanced exploration mining activities at a flow rate of 1.40 L/s.

4.7	Project Royalties

A 1% net smelter return (NSR) royalty is payable to a third-party on production from the La Zarza concession.

The 2009 Ecuadorian mining law stipulates a 5% minimum sales royalty (see Section 4.3.1).

4.8	Permits

A list of the permits that will be required for Project development will be prepared as part of feasibility-level studies.  In addition to environmental permits (see Section 4.9), mining operations are likely to require additional permitting and approvals.  Key permits include:

●
Water rights:  required to permit use of groundwater.  Water rights can only be granted once an environmental impact study (EIS) has been completed and approved.  Water concessions are awarded by Senagua.  The current water permitting process requires that the project proponent present a technical proposal to Senagua justifying the water capture points and water withdrawal quantities;

●
Archaeological clearance:  allows the project proponent to carry out excavations in areas that have previously been prospected by qualified archaeologists and the prospecting work has been approved by the National Institute of Patrimony and Archaeology.  Proof of an archaeological clearance is required prior to EIS submission;

●
Wood felling permit: process is initiated by the project proponent submitting a study on the type and quantity of wood to be felled as a result of the project.  The study must be carried out by a qualified forestry engineer.  Permit will be granted after an environmental licence has been approved;

●
Power generation permit:  projects that generate more than 1 MW of energy must obtain a permit from the Consejo Nacional de Electricidad (Conelec).  The permit can only be granted after the project proponent successfully completes a socio-economic environmental assessment of the proposed power generation project.  The socio-economic environmental assessment includes public participation, which can be carried concurrently with the overall EIS public participation process.

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4.9	Environmental

4.9.1	Current Status

There is an expectation that environmental contamination will be associated with sites where artisan miners have been active (see Section 6).

Project development activities to date have been performed under the appropriate permits and regulations.  Current environmental liabilities are restricted to the exploration camp, and to grids, roads, and drill pads established to support exploration activity.

The government of Ecuador published a new Mining Law on January 29, 2009; the mining regulations that provide guidance on enforcement of the Mining Law were published on November 16, 2009.  Before Kinross can begin the process of regularizing and harmonizing our existing permits with the new Law and Regulations, key ancillary instructive documents that provide clarification of the regulations, and how to permit/license mining projects, must be promulgated.  Kinross expects to receive additional instructives from the Ministry of Environment (MOE) in the first quarter of 2010.  Once the instructives are published, it will be possible to begin the permit application process for new projects, including Fruta del Norte project development (see Section 4.9.2).  However, before Kinross begins the project development permitting process, planned for about third-quarter 2010, there are several other activities that must be permitted first:

●	Kinross is in the process of obtaining the environmental license for the advanced exploration activities being carried out on La Zarza concession. Kinross expects to receive the environmental license for the advanced exploration work currently underway during mid-2010. The environmental license will be obtained through the issuance of an environmental audit of the approved environmental management plan associated with the advanced exploration activities that were approved in November, 2009. The audit was carried out by a qualified consultant, as required under Ecuadorian law.

●	To support the Feasibility Study, geotechnical investigations will be required for mine infrastructure such as the tailings storage facility and plant site. To initiate these investigations the following authorizations are required:

	–	Archaeological prospecting permit;

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	–	Environmental license, which is obtained through an approved EIS and community participation process;

	–	Wood felling permit;

	–	Water permit.

●	Kinross needs to obtain an environmental license to start construction of an exploration decline, which requires the following authorizations:

	–	Archaeological prospecting permit;

	–	Environmental license, which is obtained through an approved EIS and community participation process;

	–	Power generation permit

	–	Wood felling permit;

	–	Water permit.

4.9.2	Project Development

As of the effective date of this Technical Report, environmental licensing of a mining project could be carried out through one of two mechanisms: through the successful presentation to the MOE of a project socio-environmental impact study, when the project does not already have an approved EIS, and through an environmental audit (EA), when the project has an approved EIS.  In both cases, the EIS or environmental audit must be prepared and executed based on terms of reference (ToR) issued and approved by the MOE:

●
Licensing through an EA – Licensing of a mining project through an EA applies only when the project has an approved EIS and the project proponent could not obtain an environmental license due to administrative constraints.  Licensing of a mining project through an EA will only be allowed during a transitional period ending about mid-2010;

●	Licensing through an EIS – This is the more conventional approach and it involves the presentation and approval of an environmental impact study (EIS) and successful social participation process.

Based on the process described above, an environmental license for a mining project could, in theory and barring public rejection of the project by the consulted stakeholders during the project socialization process, be issued by the MOE within 120 working days (approximately six months) of the project proponent officially initiating the licensing process.

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An EIS may only be completed by consultants that have been qualified and registered in the MOE Registry of Consultants.  Consultants wishing to carry out an EIS must be invited to participate in a bidding process that is managed by the MOE.  The MOE, though an Evaluation and Selection Committee, will pre-select three consultants that participated in the bidding process.  The Evaluation and Selection Committee will consist of two members of the Environment and Quality branch of the MOE (designated by the sub-Secretary of the MOE), and one representative from the project proponent, who will only have speaking, but not voting rights during the consultant bidding and pre-selection process.  The project proponent is given the opportunity to select the consultant that will ultimately carry out the EIS from a short-list of pre-qualified consultants.

The proposed mining operation will be constructed on the Colibri and La Zarza concessions.  Article 26 of the Environmental Mining Regulation allows a project proponent to develop a project on two or more mining concessions through a “Combined EIS,” subject to the following:

●	The mining concessions where the project footprint will be placed are contiguous;

●	The project proponent is proposing to build and operate a single mining project;

●	The total combined surface area of the merged concessions does not exceed 15,000 hectares;

●	The concessions where the project footprint will be placed belong to a single mining concessionaire.

Article 102 of the Mining Law, states that easements (e.g., road easements) may be constructed over “adjacent mining concessions,” which suggests that this type of infrastructure could be constructed on concessions belonging to concessionaires other than the project proponent’s.

The MOE will reject an EIS if:

●	The content of the EIS does not correlate with the ToR approved by the MOE;

●	If the information included in the EIS is not technically verifiable, and/or;

●	If the information in the EIS is false.

If substantial change to the project design is carried out after licensing has been granted, the project proponent needs to consult with the MOE to determine whether the changes warrant updating the original EIS environmental management plan or if a new EIS must be developed and approved.  A substantial project modification results in:

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●	Changes or increases in the proposed activities;

●	Technical changes that will generate impacts not contemplated in the original EIS;

●	Changes the spatial distribution of the proposed activities.

Changes in mining phase (e.g., from initial to advanced exploration) will automatically require that the project proponent re-initiate the environmental licensing process.

4.9.3	Stakeholder Consultation

The project proponent must submit to the MOE a report on the Social Participation Process that was carried out as part of the EIS review process. The public participation process can be summarized as follows:

●
The MOE appoints a facilitator to execute the social participation process on behalf of the MOE, coordinate and observe the public participation process associated with the respective EIS, and prepare the social participation process report;

●	The facilitator typically verifies the stakeholder map for the project area of influence provided by the project proponent.

Once the key stakeholders have been identified, and the MOE has vetted the Facilitator’s interpretation of the field social conditions, the process of public participation can commence.  This is accomplished by convening the communities and key stakeholders to the public participation events; the convocation to these events is carried out through ads in newspapers and/or the Internet, personalized invitations, and/or message boards placed in local government offices;

Upon completion of the public participation process the Facilitator must prepare a report summarizing the process and identifying gaps or issue of concern (if any) and/or successes. The report is presented to the MOE for review and approval.

The overall public participation process associated with an EIS requires approximately 85 working days.

4.10	Comment on Section 4

In the opinion of the QP, the information discussed in this section supports the declaration of Mineral Resources based on the following:

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●
The current mining business context in Ecuador is complex and continues to evolve.  The major components of the statutory and regulatory framework governing the industry are new—the Constitution was approved in September, 2008, the mining law came into effect on 29 January, 2009 and the regulations to the mining law were published on 16 November, 2009—and consequently there are few precedents and only limited experience with their administration and application.  In addition there is pending legislation such as the new water law, the law on public consultation and amendments to the customs law that are expected to be adopted in 2010 that could have an impact on the mining industry in Ecuador;

●	Information from legal experts supports that the mining tenure held is valid and is sufficient to support declaration of Mineral Resources;

●
Kinross has acquired about 80% of the surface rights required to support Project development; ongoing surface rights negotiations will be required to support mining operations in the proposed mining area;

●	Current permits have allowed exploration and associated supporting testwork to be conducted under appropriate laws. Additional permits are required for Project development;

●	There are surface disturbances associated with artisanal workings within the Project area; there is an expectation that environmental contamination will be associated with these sites;

●	Environmental and water permits for Project development have to be secured;

●	A project proponent may be able to develop a project on two or more mining concessions through a “Combined EIS”; this approach may be used for the Project;

●	An EIS requires community consultation, and establishment of environmental bonds.

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5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Accessibility

The nearest city to the Condor project area is Loja, the fourth largest city in Ecuador.  The Project area is located approximately 190 road-kilometres from Loja, and 80 km due east of the town.  The closest serviced town to the Project is Yantzatza, and the closest village is San Antonio.

Vehicular access from Loja to the Fruta del Norte site is via a 150 km long paved highway (Highway 45) to the town of Los Encuentros.  A 40 km long gravel road connects Los Encuentros to the Project site.  The town of Yantzatza, near the half-way point between Loja and the Project, is the closest fully-serviced community to the project, and has a hospital.

A bridge across the Rίo Zamora at Los Encuentros connects the provincial highway to secondary gravel roads and scattered hamlets in the highlands south and east of the river.  The La Zarza concession is accessed at its southwestern corner by a spur from the Paquisha Alto gravel road to the hamlet of San Antonio on the Rio Blanco, where Kinross maintains a permanent office and camp.

Loja has daily scheduled air service from the national capital Quito, as well as from Ecuador’s largest city and port Guayaquil.  Maintained military airstrips at Zamora and Gualaquiza are available for use by chartered airplane and rendezvous with helicopters, for air access to Fruta del Norte and the nearby La Peñas exploration camp. The Las Peñas camp is the base for exploration activities at Fruta del Norte.

5.2	Climate

As a result of its location near the equator and moderate elevation of 1,400 masl, daily average temperatures at the Las Peñas camp are fairly constant at approximately 16ºC.  Annual precipitation, measured at the camp, is about 3,000 mm.

Lower average daily temperatures and higher monthly rainfalls prevail at higher elevations within the Project area concession.  Currently some exploration activities may be curtailed during the rains.

Kinross expects that any future mining activity will be conducted year round.

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5.3	Local Resources and Infrastructure

The following subsection details the local resources in the area, and the infrastructure associated with the Project.  Surface rights and sufficiency of the rights to support conceptual mining operations is discussed in Section 4.6.

In the opinion of the QP, the information discussed in the following sub-sections supports the declaration of Mineral Resources through documentation of the availability of staff, the existing power, water, and communications facilities, the methods whereby goods are transported to and from the Project, and consideration of planned additions, modifications or supporting studies.

The Project is currently isolated from major public infrastructure.  Grid power for domestic purposes is available in San Antonio, and grid power access was extended to the Las Peñas Camp.  Cell phone reception is locally available in the Project area on ridge crests and other high, open sites.  Water is currently obtained from surface sources.

Project development will require building a greenfields project with attendant infrastructure:

●	Terrain surrounding the Fruta del Norte deposit is adequate for construction of administration, camp, mine, plant, tailings, and waste rock disposal facilities;

●	Workforce for any future mining activity could be sourced from the local area; however, the workforce would require dedicated training programs;

●
Power generation for any planned mining operation is mostly likely to be through a power purchase agreement (PPA) with a suitable generation company, and connection to the Ecuadorian National Grid.  A powerline would need to be constructed from an appropriate substation to the site;

●
Access may require upgrades to the road servicing the site from the township of Los Encuentros, and construction of internal mine site roads.  An appropriate Ecuadorian port to handle imported construction materials such as steel, pipe and wire, and mining and process equipment needs to be selected; two alternatives, the Port of Guayaquil and the Port of Bolivar were considered, currently the Port of Bolivar is the preferred option;

●
Process water for any planned mining operation could be obtained from underground water collection, recycling of process water, water management ponds and from re-treatment of water from waste piles.  During additional Project advancement studies, appropriate sources of process water would be identified;

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●	Potable water could be sourced from surface sources, such as tributaries to the Machinaza River;

●	Site communications could include satellite service, telephony, and radio.

5.4	Physiography

The Cordillera del Condor is a mountain system situated east of, and parallel to, the axis of the Andes Mountains.  It defines the international border with Peru in southeastern Ecuador.  The Cordillera del Condor consists of heavily dissected, steep ridges that rise from the Rio Zamora and Rio Nangaritza valleys (about 850 masl) to sharp ridges and flat-topped mesas, up to 2,400 masl, which lie along the border.  The majority of the Project area, including the La Zarza concession, lies in the highlands south of the Rio Zamora and east of Rio Nangaritza, both of which flow into the Amazon river drainage system.

Tropical rain forest canopies most of the region except where cleared for agriculture in the river valleys and adjacent slopes.  The flat-topped mesas, or paramos, along the border are covered by low shrub and heath lands.  Typically, over half-a-metre of composting vegetation overlies several tens of metres of saprolite.  Saprolite is produced by tropical weathering of bedrock to clay which variably preserves original rock textures.  Landslides are common, transporting soil, weathered bedrock and vegetation down slope to locally expose relatively fresh rock on hill slopes.  Variably-weathered bedrock is also locally exposed in mountain streams within ravines (quebradas).

5.5	Comment on Section 5

In the opinion of the QP, the information discussed in this section supports the declaration of Mineral Resources through documentation of the availability of potential workforce, the existing power, water, and communications facilities, evaluation of sources for power, water, and communications facilities for proposed Project development, and the methods whereby goods could be transported to and from the Project area.

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6.0	HISTORY

No commercial production has occurred from the Project.

6.1	Pre-Aurelian Work Programs

The Cordillera del Condor was first explored by Spanish conquistadors in 1562.  There is evidence that the Inca mined both hard rock and alluvial gold in the area.  Spanish mining activity ceased about 1620, following conflict with local Indian tribes that had been enslaved to work in the mines.

Artisanal alluvial miners began to prospect the Cordillera del Condor as early as 1935, both in Peruvian and Ecuadorian territory.

Minerales del Ecuador S.A. (Minerosa) held two mining concessions in northern Zamora Chinchipe between 1986 and 1992.  The “Zarza-2” concession (9,910 ha) targeted alluvial deposits along the Rios Machinaza and Blanco.  The “D” concession (56,000 ha) covered the Guisme and other alluvial gold occurrences along Rio Chuchumbleza about 30 km to the north of Zarza-2.

Exploration by Minerosa from 1986 through 1992 consisted of establishment of a base camp on the east bank of Rio Blanco, transportation of equipment to support alluvial mining, stream sediment sampling, and test pits excavated into alluvial terraces.  Rock chip sampling, geological mapping, and four Acker drill holes (15–20 m long) was completed to evaluate primary gold mineralization exposed in the Quebrada Astudillo, the site of the Ubewdy prospect.

Sr. A. Gatsalov, a former member of the USSR foreign service based in Quito, acquired majority control of Refusid S.A., the parent company of Minerosa in mid-1993.  The Zarza-2 concession was subsequently reformulated as the La Zarza concession, reduced in size to 2,997 ha, and transferred in 1994 to Amlatminas, which was wholly-owned by Sr. Gatsalov.

Amlatminas contracted TVX in 1996 to undertake a one-month long reconnaissance exploration program, comprising generation of a topographic base map, stream sediment (15 samples) and rock chip sampling (152 samples) and geological mapping, in and near Quebrada Astudillo.  Brief field assessments were undertaken by a number of companies in support of potential option agreements over the Project.

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Two areas of the Project, Ubewdy and Bonza–Las Peñas, were the subject of artisanal mining during the period 1993–1996.  A small group of miners led by ex-Minerosa geologist, A. Cardenas, started sluicing alluvial materials from the Quebrada Astudillo area in 1996.  Following the discovery of gold-bearing quartz vein float, operations shifted to processing gold-anomalous colluvium and in situ quartz veins.  A total of 900 g Au was extracted over eight months of operations at this site (Montes, 1998).  This is the only record of artisanal production for the Project.

Modern exploration of the La Zarza concession began in 1996 with reconnaissance sampling by Minera Climax del Ecuador (a subsidiary of Climax Mining Ltd. of Australia).  Climax optioned the concession from Amlatminas in March, 1997 and began a more extensive exploration program.

Work completed by Climax comprised gridding (138 line km), geological mapping, stream sediment sampling (208 samples) regional and infill soil sampling (1,380 auger samples), rock chip and grab sampling (480 samples), test pits (658 pits) trenching (874 m; 223 samples), adit channel sampling at Bonza (seven adits; 72 samples), induced polarization (IP) geophysical surveying (73.8 line km of gradient array, 2.15 line km of dipole and 36.5 line km of magnetometer), and core drilling programs (22 drill holes for 3,562 m; 16 at Bonza–Las Peñas and six at Ubewdy) on the La Zarza concession.

Work was primarily conducted over the Ubewdy (Ubewdy North), Bonza (Las Peñas), Princesa (Jardin del Condor), Rio Negra and Tranca Loma prospects, where anomalous precious and base metal anomalies were defined in areas that displayed features such as quartz veins with pyrite and local silicification and brecciation or clay–silica–pyrite alteration.  The geophysical survey outlined a strong co-incident resistivity and chargeability IP anomaly above silicified conglomerates of the Suarez Formation.  No drill testing was performed, and the concession reverted to Amlatminas in early 1999.

Following the departure of Climax, artisanal miners recommenced bedrock operations at Las Peñas, and started similar mining operations at Aguas Mesas Norte and Sur.  Exploration and exploitation of alluvial deposits on the Rios Zarza, Machinaza and Blanco continued during Climax’s tenure.  Anecdotal evidence suggests that exploration for and artisanal production from alluvial and/or colluvial sources on drainages within and near the La Zarza concession has continued since 1998, largely by Columbian mineros informales.  The development of bedrock mining operations at Las Peñas, Aguas Mesas South and Aguas Mesas North indicates that exploration by the mineros informales, presumably by panning alluvial and colluvial material, was successful.

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6.2	Aurelian Work Programs

Aurelian commenced work in late 2002 with confirmation chip sampling (20 grab samples).  During the period 2003–2005, Aurelian completed outcrop examination, gridding, geological mapping, regional geochemical stream sediment sampling, rock chip, channel and grab sampling of outcrop, artisanal workings and trenches, a magnetometer and IP geophysical survey, and core drilling of prospects that either were known previously through Climax’s work before 1999, or were discovered by artisanal miners in the period 1999 to 2002.

Core drilling in 2004 comprised 28 holes (6,918.4 m) at Bonza–Las Peñas.  The work culminated in a first-time Mineral Resource estimate under NI 43-101 for the Bonza–Las Peñas area (Hennessey and Puritch, 2005).  Kinross is treating the estimate as historic, as the QP has not verified the estimate, and the deposit is currently not material to the Project.  Kinross notes that many of the assumptions regarding mining method, processing route and recoveries, operating costs, and commodity prices used to support the estimate require review and update.

In 2004–2005, a geological re-interpretation led to a decision to drill test the Climax IP anomaly within the Suarez Formation.  The discovery hole at Fruta del Norte was collared in early 2006.

Between 2006 and 2008, the exploration programs at Fruta del Norte comprised 128 core holes, geological modelling and genesis studies, metallurgical testwork, and initial geotechnical investigations.  A first-time Mineral Resource estimate was prepared for Aurelian in late 2007.  This estimate is superseded by the estimate discussed in Section 17 of this Technical Report.

Regional exploration during the same time period comprised additional soil, rock chip and grab sampling, geological and structural mapping, genesis and modelling studies, and geophysical surveys.

On May 6, 2008, the Ecuadorian Government announced a moratorium on mining and exploration activity, pending development of a new mining code.  Kinross acquired Aurelian in the latter part of the same year.

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6.3	Kinross Work Programs

From 2008 to 2009, during the moratorium, Kinross undertook desktop studies to support a pre-feasibility study.  Kinross also submitted core samples from 58 drill holes for analysis.  These core holes had been completed by Aurelian prior to the imposition of the moratorium, but had not been analyzed or incorporated into the Project database at the time of the 2007 Mineral Resource estimate.

Subsequent to being granted authorization to recommence Project work in November 2009, an 8,000 m drill program in support of metallurgical studies is under way.

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7.0	GEOLOGICAL SETTING

7.1	Regional Geology

The Cordillera del Cóndor region consists of sub-Andean deformed and metamorphosed Palaeozoic and Mesozoic sedimentary and Mesozoic arc-related lithologies that formed between the eastern flank of the Cordillera Real, and west of the flat-lying strata of the Amazon basin.  Intruding the sub-Andean rocks is a composite I-type batholith, the Zamora Batholith (170–190 Ma), which has an elongate north–northeast axis parallels the Ecuadorian Andes for over 200 km, extending into northern Perú.

The batholith is considered to be the plutonic expression of a Jurassic subduction-related continental magmatic arc established on the western margin of the Amazon craton.  The batholithic intrusive suite consists predominantly of hornblende-bearing diorite and granodiorite, plus lesser granite, tonalite and monzodiorite.  Andesitic volcanic rocks correlated with the Zamora Batholith intrusive suite are conventionally assigned to the Misahuallí Formation (Misahuallí Andesite).  The Misahuallí Formation is a melange of volcanics, volcaniclastics/epiclastics and intrusives that range in composition from alkali basalt to dacite and crop out as approximately north–south-aligned supra-crustal pendants within the largely contemporaneous Zamora Batholith.

Intermediate to mafic dikes and porphyries that locally intrude the batholith and Misahuallí member are conventionally interpreted to be coeval.  Breccia zones associated with the batholith are of importance in the Mirador copper/gold porphyry and other copper deposits of the Corriente (or Pangui) Porphyry Copper Belt that is located to the north of the Project.  Felsic to intermediate pyroclastic rocks and high-level porphyries preceded and/or accompanied early movement on regional fault zones within the batholith.  These mid-Cretaceous rocks (116 to 96 Ma) are spatially associated with mineralization in the nearby Chinapintza/Jerusalem epithermal gold–silver systems and the Nambija gold skarn district (Figure 7-1).

Pre-Andean arc sedimentary and volcanic belts flank, and locally occur within, the batholith.  The arc was denuded before Early Cretaceous deposition of alluvial to shallow-water conglomerate and quartz sandstone of the Hollín Formation.  Within the Project area, mesa-like outliers of Hollín Formation quartz arenite may be as much as 110 m high, fronted by impressive vertical escarpments.

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Figure 7-1:  Regional Geology Map

Note:  FDN = Fruta del Norte deposit.  The “other deposits” noted are not held by Kinross.

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Subsequent marine transgression is indicated by overlying Early to Mid Cretaceous mudstone and limestone. Late Cretaceous to Cainozoic uplift shed voluminous amounts of detritus from the emerging Andes Mountains across the region (Prodeminca, 2000; Quispesivana, 1996).

Jurassic rifting during arc formation is suggested by volcanic- and sediment-filled grabens and half-grabens preserved in the batholith (Prodeminca, 2000).  Uplift and denudation of the region exposed large areas of Zamora Batholith before deposition of the Early to Mid-Cretaceous cover (Litherland et al., 1994). The subsequent subduction-related Andean orogeny deformed the sub-Andean units into a back-arc fold and thrust belt.  The Cretaceous cover is gently warped around northeast-striking fold axes, although the predominant structures in the region are fault zones. Major drainages commonly follow north- to northeast-striking faults.  Cretaceous cover rocks are exposed at variable topographic elevations in the region, and the overall distribution and elevation of the cover is controlled at least in part by north-, east-, northwest- and northeast-striking structures.

The Las Peñas Fault Zone is a regionally-important strike-slip fault, oriented north–south, and with a strike extent of at least 80 km.  The fault forms an important locus for mineralization at Fruta del Norte, and is also host to district-wide epithermal and lesser mesothermal mineral occurrences and deposits along its strike length.

A step-over along the fault zone lead to the development of a pull-apart basin wherein the Fruta del Norte deposit developed at the north-eastern corner.  The Suárez pull-apart basin is filled with conglomerate-dominated epiclastic and volcaniclastic rocks and lesser lavas that constitute the Suárez Formation, underneath which the Fruta del Norte deposit is buried.

7.2	Project Geology

The Fruta del Norte deposit is hosted by Misahuallí Formation andesites and feldspar porphyry intrusions between strands of the Las Peñas Fault Zone (the East and West fault zones respectively), see Figure 7-2.  The deposit is situated in high-relief terrain serrated by the Machinaza and Rio Blanco drainages which incise the stratigraphy of the cover sequences and expose the uppermost parts of the Misahuallí Formation.

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Figure 7-2:  Project Geology Map

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7.2.1	Lithologies

Hollín Formation

The youngest formation in the Project area is the Lower Cretaceous Hollín Formation, comprising stacked cross-bedded quartz sandstones, thinner intervals of inter-bedded mudstone and sandstone with subordinate shales and associated thin (typically 2–5 cm) seams of high vitrinite coals and dark organic mudstones.

Throughout the Cordillera, the Hollín stratigraphy is disrupted by major north- and north–northwest-trending lineaments and is locally tilted by up to 7º due to regional uplift and residual activity along the Las Peñas Fault Zone and other fault zones which intersect it.

Suarez Formation

The Suarez Formation is in unconformable contact with the Hollín Formation.  Spatially, the Suárez Formation is confined to its namesake pull-apart basin which extends over a surface area of approximately 14.4 km²; is 2.2 km wide east to west and is at least 12 km in length, north to south.  The fault-disrupted facies architecture of the Suárez Formation is characterized by four distinct stratigraphic sub-units listed in sequence stratigraphic order from top to base as follows:

●	Fruta Andesite;

●	Mixed Sequence (upper mixed unit);

●	Machinaza Tuff Member;

●	Polymict Basal Conglomerate (lower unit).

Basin-wide the Suárez Formation shows a consistently mappable change upward from a lower unit consisting of a deep green, massive, polymict, coarse pebble conglomerate of the lower member to a thinly bedded upper mixed member which consists of >50% sandstone, siltstone and mudstone (with small coal seams) and subordinate conglomerate horizons.  Conglomerates show a range of provenance, including clasts of diorite/monzonite and granodiorite derived from the Zamora Batholith, and black mudstone/siltstone clasts that are believed to be derived from the Triassic Pucará Formation in Perú.

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Within the formation are a number of intercalated of syn-basinal ignimbrites and other tuffaceous horizons, together with later lavas.  The ignimbrite-like Machinaza Tuff Member is light grey to brown, varying from well indurated to poorly consolidated and strongly magnetic, and forms a basin-wide marker in the lower unit.  The most important lava unit has been named the Fruta Andesite, which is a massive hornblende, plagioclase-phyric lava flow, which exhibits columnar jointing along the banks of the Machinaza River and locally contains irregular enclaves of dioritic/monzonitic rock similar to the Zamora Batholith.  The Fruta Andesite directly overlies the upper mixed member but generally does not occur in contact with lower conglomerate or east of the West fault zone.

Misahuallí Formation

The Misahuallí Formation occurs as north–south-aligned inliers within the Zamora batholith and is dominated by a thick sequence of light greyish-green to dark green hornblende-plagioclase-phyric andesites and basaltic andesites, feldspar porphyritic andesitic intrusives, locally voluminous phreatic breccia zones and lesser planar intrusions.  Subordinate amounts of intra-formational volcanogenic sandstones and other breccias are also present.

Chalcedonic and manganese carbonate veins and stockworks in the Misahuallí (particularly at an exposure known as the “rhodochrosite pit” formerly worked by artisanal miners at Bonza–Las Peñas), together with chalcedonic breccias as float, are the main mineralized indications at surface of the underlying voluminous epithermal system.  Chalcedonic veins with surface widths of up to 0.5 m are locally exposed in the Machinaza River just south of Fruta del Norte.

7.2.2	Structure

Collectively the faults that define the Suárez pull-apart basin are inferred to have undergone complex histories of normal, reverse and strike-slip motion although kinematic criteria for the amount, direction and relative history of displacements have yet to be determined. Offset stratigraphy demonstrates a normal sense of dip-slip displacement governed primarily by extension of the pull-apart basin. In particular, post-Cretaceous faulting has displaced the Hollín Formation in such a fashion to incur an apparent horst-and-graben-like relief throughout the Cordillera del Cóndor with a substantial range of stratigraphic height imposed on individual Hollín mesas in excess of 1 km.

At deposit scale, fault zones with a range of inclinations, orientations, offsets, fabrics and mineral associations were defined through trenching and road cuts prior to the discovery of Fruta Del Norte.  Faults defined through drilling at both Bonza–Las Peñas and Fruta Del Norte range in width from 1 m to >100 m and comprise tabular to lenticular zones of foliated and non-foliated assemblages of granular gouge, clay gouge and crudely foliated breccia exhibiting various particle sizes, and/or shear fabrics (e.g. foliated gouge), with locally wider zones or panels of damaged wall rocks that show fracturing, brecciation and associated vein networks.

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7.3	Fruta del Norte Deposit

7.3.1	Lithologies

The Fruta del Norte deposit is hosted in volcanic and volcaniclastic rocks assigned to the Misahuallí Formation, with the top of the system extending into the base of overlying Suárez Formation sediments.

Table 7-1 summarizes the lithological units identified to date in the deposit area.  A surface geology plan is shown in Figure 7-3.  An cross-section through the deposit showing the lithologies in relation to the mineralization and selected drill hole orientations is presented as Figure 7-4.

Table 7-1:  Summary Stratigraphy of Fruta del Norte Deposit

Age		Formation	Member	Thickness (m)	Description
Early	Cretaceous	Hollin	Upper Sandstone	> 60	Quartz sandstone; white, variable yellow brown and banded red-brown-purple iron staining
			Middle	≈20	grey to black mudstone and siltstone, minor sandstone beds
			Lower Sandstone	≈25
Late					Quartz sandstone; white, variable yellow brown and red-brown-purple iron staining
	Jurassic	~~~~~	~~~~~~~~~	~~~~~~	Regional Unconformity
		Suarez	Fruta Andesite	≈250	Massive, light green to green-grey, fine grained to feldspar-hornblende porphuyritic lava with exposed columnar joints
			Upper Mixed	≈250	Rythmically bedded mudstone, siltstone, sandstone, and conglomerate; lower contact is defined where polymict basal conglomerate becomes subordinate
			Machinaza Tuff	≈20
Brown to greyish to whiteish massive beds, very fine-grained with feldspar (minor hornblende and quartz) phenocrysts(<5mm); distinctive texture and colour differs from associated sedimentary beds.  Strongly Magnetic.

			Lower Conglomerate	≈220
Massively bedded, immature (rounding, size and composition of clasts) polylithic conglomerate; matrix to clasts (up to >1m core lengths) of andesite, andesite porphyry, medium-grained granitoid, black mudstone and rare epithermal quartz vein sinter fragments; minor interbeds of sandstone and Machinaza Tuff

		~~~~~~~~~	~~~~~~~~~~~~~~~	~~~~~~~~~	Local Unconformity
		Misahualli	Sinter-mud Pool Facias	<20
Laminated to dissagreagted pearl white to grey opal-Asinter, locally enriched in deep green celadonite.  Includes dark grey sandy relict mud pool, greyserite deposits and surficial hydrothermal breccias

Mid			~~~~~~~~~~~~~~~	~~~~~~~~~	Local Unconformity (?)
			Andesite	?	Dark Green reen, massive, aphanitic to feldspar-hornblende porphyritic andesite; includes colvanic breccia; typically strongly altered at FDN; grades to feldspar porphyry

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Figure 7-3:  Geological Map, Fruta del Norte Area

Note:  Tonnes and grades shown on the plan on the right are not current and should not be relied upon.  The Mineral Resource estimate for Fruta del Norte (FDN on the plan) in Section 17 of this Technical Report supersedes that indicated on the plan.  The Mineral Resource estimate indicated for Bonza–Las Peñas (B-LP on the plan) is considered to be historic, and should not be relied upon; as the QP has not verified the estimate, and the deposit is currently not material to the Project.

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Figure 7-4:  Cross-Section 9583600 mN

At Fruta del Norte, the Misahuallí Formation locally crops out as heavily damaged wall rocks between parallel strands of the Las Peñas Fault Zone.  Subdivisions within the unit that are used in geological and core logging include:

●	Andesitic units and dikes: An aphanitic to fine-grained hornblende-phyric andesitic unit forms the predominant host for the Fruta del Norte system. The fine-grained volcanics are cut by two main types of intrusions; dikes of coarse-grained feldspar-hornblende porphyritic diorite, and a much larger, coherent intrusive feldspar porphyry andesite. The diorite dikes are massive and coarse grained, range from less than one metre to several tens of metres thickness, and appear to constitute a swarm. Tuffaceous volcanics and inter-bedded sediments have been drill-intercepted in the north and west of the drill-defined area. The volcanic sequence at Fruta del Norte appears to represent an extrusive-dominated volcanic pile with associated andesitic domes into which numerous high level dikes have been emplaced. Volcanic textures are reminiscent of a primary volcanic breccia/agglomerate formed in a sub-aerial environment proximal to a vent source or fissure system;

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●
Feldspar porphyry:  A distinct, medium-grained feldspar porphyry body is lies north of section 3200N.  This and other distinctive medium- to coarse-grained dikes and large intrusive bodies flanking the Misahuallí Formation are presumed to be Zamora Batholith phases.  The dark to light grey feldspar porphyry (dacite) contains 30% to 60% phenocrysts, mainly plagioclase with subordinate amphibole and biotite.  The feldspar porphyry crops out east of the East Fault Zone and underlies the Suárez Formation in the down-thrown block to the west. The contact with the Misahuallí Formation andesites is locally sharp and commonly chilled.  The intrusive contact dips between 65º and 70º to the west where it is not heavily fault-disrupted.  Existing drill hole information suggests the intrusion is lensoidal in shape, elongated north–south, and forms the footwall to the andesitic volcanic sequence. In places, multiple planar intrusions cut the volcanics at the contact which is almost entirely masked by intense veining and mineralization.  The feldspar porphyry intrusion may have originated as a crypto-dome emplaced through an actively accumulating volcanic pile, or alternatively, may be a contemporaneous sub-volcanic intrusion. The rheological contrast between intrusive and finer-grained volcanic units to the west appears to have resulted in enhanced dilation and hydrothermal fluid flow along and adjacent to the contact during tectonism in the Las Peñas Fault Zone.

●
Lamprophyre:  A volumetrically insignificant dark grey to grey-brown aphanitic lamprophyre is the youngest intrusive phase currently identified in the Fruta del Norte area and occurs as thin dikes ranging from 0.3 m to 3 m thickness;

●
Phreato-magmatic breccia:  In the central and southern parts of the system the breccia consists of pale grey to white sub-rounded to sub-angular and often heavily illitized fragments of both feldspar porphyry and hornblende-phyric andesite, supported in a fine grain silica-illite-pyrite ± carbonate altered rock-flour matrix.  The dominant clast type reflects the host rock in which the breccia developed.  Where the breccia occurs wholly within the feldspar porphyry, clasts are exclusively of that material.  Epithermal veins are best developed along or adjacent to the breccia-wall rock contacts and can be very poorly developed within the rock flour matrix dominant breccia itself. Breccia zones are best developed on the east side of the deposit near the intrusive/volcanic contact where it attains a stratigraphic height of some hundreds of metres and continues beyond the current depth of drilling.  The structural context and volcanic-hypabyssal textures seen in the phreatomagmatic breccias are suggestive of a diatreme-related mode of origin.

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A fault-disrupted sinter facies is located at the unconformable contact between the Suárez Formation and the underlying Misahuallí Formation.  The 2 m to 5 m thick laminated silica sinter is typically white to pearly, composed of chalcedonic to opaline silica, with nodular, algal growth (stromatolite-like) and other biogenic or sedimentary features that are well preserved.  Although typified by a laminated facies, a disaggregated facies is equally common.  The sinter is locally stained with bands and discordant vein-like bodies of deep-green celadonite (iron-rich smectite) and veinlets or stockworks of chalcedony locally penetrate the carapace.

To the north, the sinter appears to have ponded in areas of high relief made evident by much greater variations in thickness.  Where fluid channelling and ponding occurred, sinter terraces up to 20 m thick were formed. Other discrete sinter horizons are perched at, or near, the base of the conglomerate in stratigraphic proximity to the contact with the Misahuallí Formation (typically 10 m above it).  Clasts of sinter (some up to a metre across), are found at the base of the Suárez Formation (within 30 m of the contact), an indication that localized denudation of the palaeo-surface continued contemporaneously with geothermal activity and burial.

Associated with the sinter are beds of fissile dark grey-brown to variably black siliceous–clayey materials, locally displaying a massive to weakly graded bedding with sandy to gritty basal horizons.  These can overlie, be found independently from, or have blocks/clasts of sinter material entrained within them.  The sandy material is commonly composed of siliceous fragmental debris though in a few instances intensely clay altered rock fragments are present.  These siliceous-clayey materials are interpreted as relict mud-pool facies, analogous to the boiling hydrogen sulphide- and organic-rich mud pools manifest in the geothermal fields of the Taupo Volcanic Zone of New Zealand.

The basal units of the overlying Suárez Formation display some brecciation and rupturing and localized strong to intense silicification ± pyrite and marcasite.  Deposition of the unit protected preservation of the sinters and underlying mineralization.

7.3.2	Structure

The deposit is bounded between sub-parallel strands of the Las Peñas Fault Zone and is truncated by the post-mineral, sub-vertical (east-dipping) West Fault along the entire 1.3 km of drill-defined strike. It is closed off to the north where the West and East Faults converge.  The West Fault forms a distinct hard boundary or grade break defining the western limits of the ore-body which dips moderately to steeply west, wedging out against the West Fault down dip.  Epithermal mineralization is limited to the east of the West Fault.

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The 3 m to 5 m wide West Fault cuts through the Misahuallí Formation as a band of foliated gouge and cataclasite, flanked by non-coherent breccias and fractured rocks. The bands correlate upward with panels of damaged rock in the Suárez Formation. The West Fault is generally sub-vertical to steeply east-dipping and north-striking. West-side-down displacement of the Suárez/Misahuallí Formation contact, Machinaza tuff and the upper mixed member, and abrupt truncation of mineralization and epithermal alteration occur across this fault, consistent with sedimentation during normal faulting in the extensional Suárez pull-apart basin.

The East Fault Zone encompasses a 50 m to 100 m wide zone of parallel faults separated by somewhat more competent rock characterized by fractured Misahuallí Formation andesite and feldspar porphyry.  Foliated gouge and cataclasite are minor compared to the West fault zone hindering vertical correlation of specific faults strands.

A distinct fault zone which displaces the Fruta Del Norte deposit between the West Fault and East Fault Zone is termed the Central Fault.  The fault is defined by post-mineral brecciation and displacement of mineral zones and epithermal veins, including the high grade core of the deposit.

7.3.3	Alteration

Hydrothermal alteration of the Fruta Del Norte deposit consists primarily of a silica (quartz, chalcedony)–illite-pyrite (± marcasite), carbonate mineral assemblage (SIPC) formed by relatively low-acidity fluids.

The intensity of alteration is such that it is often difficult to conclusively discern the protolith given the levels of textural destruction.

Overall, the deposit exhibits an alteration zonation downwards from the barren hot spring litho-facies (sinter–mud pool) at or near the Suárez/Misahuallí Formation contacts into the underlying FDN-2 and FDN-3 silicified zones.  Although the age relationships are complex, due to repeated hydrothermal pulses, silica–pyrite (SP) alteration generally grades downward and outward (eastward) into silica–illite–pyrite (SIP) alteration and therein to SIPC alteration assemblages.  Illite is replaced by smectite (in the form of celadonite) in the upper parts of the most notably within the hot spring litho-facies.  Sericite is also locally detected at depth in core holes, and is indicative of higher-temperature alteration.  Rarer kaolinite has been observed in veins and fractures high up in the system.

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7.3.4	Mineralization

Mineralization at Fruta del Norte is characterized by intense multiphase quartz–sulfide ± carbonate stockwork veining and brecciation over broad widths typically between 100 m and 150 m wide in the coherent central and northern parts of the system where the grades are highest.  Mineralized shoots are typically disposed within dilatant zones developed along inflections of vein strike or dip where the geometry permits maximum opening at the time of mineralization.  Zones of high-grade mineralization appear to be strongest and most consistent in the zone of boiling, brecciation, and fracturing localized along faults and the feldspar porphyry contact.

Multi-phase, colloform and banded quartz–carbonate–(adularia) ± rhodochrosite (base metal) veins in the central and lower portions of the zone enhance grade and visible gold is seen in many of these.  At the base of the deposit, most high-grade mineralization appears to be associated with these discrete veins.

To the south the mineralized system broadens and the vein intensity disperses, attaining an overall width of 330 m but with a corresponding drop in grade and an increase in the Au:Ag ratio.  The mineralized envelope extends up to 350 m vertically (but is essentially open at depth) and has a strike length of 1.3 km from north to south (refer to Figure 7-3). However, the cumulative strike length increases significantly to 3.5 km further south when taking into account the Bonza–Las Peñas prospect and its disperse continuation towards the Ubewdy prospect.

Vein intensity varies significantly along strike and with depth, with vein percentages dropping to less than 5% at the southern end of the system then reaching 100% coherence over broad intervals (tens of metres) at the northern end.  Sulphide content also varies systematically, with the upper central part of the system often exceeding 20% sulphide, as alteration and in veins and brecciation, decreasing to less than 1% in the quartz veins at the north end of the system.

The mineralized envelope that encompasses the Fruta del Norte deposit encloses four geochemically, texturally and mineralogically-distinct zones (FDN-1 to FDN-4; see Table 7-2).  Seventy percent of the mineralization is represented in the FDN-1 and FDN-2 zones.

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Table 7-2:  Mineral Zones Used in Geological Modelling

Zone	Geochemistry	Gangue Minerals	Mineralization Style
FDN-1 Lower manganese carbonate stock-work zone	Abundant Mn >1% Ag:Au variable 1:1 to 10:1 Adularia Elevated Ag–Pb–Zn	Abundant to trace carbonates (rhodochrosite, kutnahorite, manganoan calcite) in quartz/chalcedony–sulfide (base metals and iron) veins	Vein arrays; up to 15 m wide veins, but most are <2 m; conjugate stockwork

FDN-2 Upper Silicified (High Sulphide)	As >500 ppm Sb >25 ppm S >2% <500 ppm Mn	Chalcedony and marcasite dominant; rare carbonates.	Silicification, disseminated gold & marcasite; widespread breccias; conjugate stockwork of 1-20 cm veins

FDN-3 Upper Silicified (Low Sulphide)	Mn <<500 ppm Low Fe and S Highest Au grades	Silica (chalcedony, quartz) and illite; carbonates and iron sulfides are absent	Vein-poor; minor chalcedony veinlets; massive, near-textureless, fine to very fine-grained silicified tuffs and breccias

FDN-4 Northern Quartz Vein Zone	Mn <<500 ppm Low As, Sb, Fe and S	Quartz–chalcedony plus calcite, local adularia; crustiform iron sulfides, mainly marcasite, occur locally in veins; bladed calcite is common	Vein array; repeated fracturing and veining formed continuous vein intervals to >20 m wide

These zones have been used to sub-divide the deposit for resource modeling purposes

●
FDN-1:  typified by an abundance of manganese-carbonates, locally mineralized to >1% Mn, characterized by white to lightest pink intricately banded (sub-millimetre) crustiform–colloform  quartz–carbonate–sulfide stockwork veins and brecciation hosted in variably SIPC-altered andesite.  Silver and base metal tenor increases with depth.  FDN-1 consists of mineralization with high (10:1) to low (1:1) Ag:Au ratios.  FDN-1 may represent a zone of overlapping effects of silver-rich and silver-poor hydrothermal fluids.  FDN-1 gold mineralization disappears approximately where feldspar porphyry replaces Misahuallí Formation andesite as the principal host to gold mineralization and FDN-4 originates.

●
FDN-2:  intense chalcedony-marcasite veining and hydrothermal brecciation with a depletion of manganese carbonates reflected in Mn assays which are typically <300 ppm. The dark brown to black chalcedony–marcasite veins locally reach a coherence level of 100% over 20 m to 40 m intervals.  The intense silicification and the abundance of dark, very fine grained marcasite are such that it is often difficult to identify the host rock.  In the central part of the deposit, where FDN-2 is of higher grade and intensely mineralized, it appears to be dominated by andesitic volcanics but may contain some zones of fine-grained sediment. To the north, mineralization is significantly weaker and clearly contains some significant volumes of conglomerate.  Low (1:1) Ag:Au ratios;

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●
FDN-3:  Forms a flat-lying tabular body, up to 20m in thickness forming a carapace atop of FDN-2 and is characterized by intense silicification albeit depleted in sulfide; grading downwards into the sulfide rich zone FDN-2.  Hosts the highest gold grades.  Occasional sulfide-rich chalcedony–marcasite veins overprint this zone and the overlying sinter, which are interpreted to be related to a late epithermal event that post-dates the burial of the FDN deposit by the Suárez Formation sediments.  Low (1:1) Ag:Au ratios;

●
FDN-4:  Located at the northern end of the system along strike from FDN-1 and is characterized by a zone of intense quartz-rich, sulfide-poor ± calcite-dominated veining, which is depleted in manganese.  The quartz is typically white, massive, re-crystallized to poorly-banded chalcedony with minor wispy sulphides and rare quartz-replaced bladed calcite textures.  FDN-4 generally shows much coarser (cm scale) epithermal banding with bladed calcite pseudo-morphed by quartz at deeper levels.  Low (1:1) Ag:Au ratios.

The four zones are believed to represent distinct hydrothermal events.  Starting in the eastern footwall, the manganese carbonate (higher silver + base metals) zone is associated with late porphyry events, followed by the silica (arseno) marcasite alteration associated with hydrothermal brecciation in the up-flow zone centered on section 3400N and “mushrooming” out below the Suarez unconformity.  The celadonite zone which caps this may be a retrograde acid leach or oxidation event associated with regional uplift.

The final quartz carbonate phase appears to have formed in the northern section of the deposit, wrapping partially around a flexure in the feldspar porphyry contact and close to the scissor foci of the West, Central and East fault zones to the north (section 3750).  Stratigraphic displacements indicate that this final mineralization occurred during late east–west compression and reverse faulting.

7.4	Prospects

Figure 7-5 shows the locations of the major prospects and exploration targets located to date in the immediate area of the Suárez pull-apart basin.  Exploration potential for the Project is discussed in Section 10-8.

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Figure 7-5:  Exploration Target Plan, Fruta Del Norte Area

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7.4.1	Bonza–Las Peñas

The Bonza–Las Peñas advanced exploration prospect is located immediately south of Fruta del Norte, and comprises the low-grade strike continuation of Fruta del Norte south along the Peñas Fault Zone.  The prospect consists of epithermal stockwork veining and breccias hosted within the Peñas Fault Zone by silica–sericite–pyrite-altered andesitic volcanics of the Misahuallí Formation.

Mineralization appears to form two zones, a “high-grade” zone between 25 and 60 m in width, that is sub-vertical, and strikes at 350º, and which is contained within a broader “low grade” zone of similar orientation and averaging about 100 m in width.  Mineralization defined to date is approximately 725 m long, up to 80 m wide and, in places, open at depth.

Mineralization comprises discrete quartz veins, quartz stockworks, cataclastic breccias, pyritic gouge, hydrothermal breccias, silicified pyritic zones, shatter breccias cemented by sulphides, and possible magmatic-rooted intrusive breccia pipes.  There is abundant evidence of multiple hydrothermal events, and any of the above mineralization types can mutually crosscut.  In places quartz veins can be followed crosscutting the zones, but more often the veins have been tectonically milled and pulled apart into individual fragments.  The gross pattern of mineralization is a network of anastomosing or “basket weave” shear planes and slickensides surrounding otherwise intact pieces of country rock.

Quartz veins are variable in size but can be up to 5 m in width.  There are various vein types: massive white quartz, white comb-textured quartz, banded chalcedonic quartz, black cherty quartz, and rhythmically banded crustiform and colloform-textured chalcedony and rhodochrosite.  In places, silica replacement of carbonate minerals is evident.

Within Bonza–Las Peñas there are anomalous to significant concentrations of arsenic, antimony, manganese, zinc, mercury, lead and copper in addition to the gold and silver mineralization.  Sphalerite and galena are locally abundant and the former can be yellow-brown or a dark red-brown.  Both are typically crosscutting and late in the paragenesis

7.4.2	Ubewdy

Exploration in 2005 also defined a corridor of epithermal mineralisation that continues southward from Bonza–Las Peñas (strike 350º) from Bonza–Las Peñas for at least another 750 m.  Drill intercepts in this area, named the Ubewdy prospect, indicate significantly anomalous gold values are present.  A limited amount of underground drifting was done by artisanal miners in 2000 and the site is now abandoned.

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7.4.3	Fruta del Norte Extensions

The Fruta del Norte East prospect comprises a broad zone of low-grade epithermal mineralization that starts approximately 300 m east of the Fruta del Norte deposit and is characterized by weak epithermal quartz–carbonate–sulphide stockwork veining and brecciation in andesite (often porphyritic) and within panels of the feldspar porphyry.  Drill testing returned low-grade anomalous gold and silver values over drill intervals of as much as 295 m.

7.4.4	Aguas Mesas Norte and Sur

Aguas Mesas Norte prospect is a 95 m long trench in which is exposed a quartz vein and pyritic clay gouge zone.  This trench supplied feed for three small Chilean-type mills operated until August, 2004 by artisan miners.  Within the trench, north–northwest-striking white quartz–pyrite veinlets, 2–10 cm thick, are exposed in a light grey to whitish, very fine-grained host rock at the south end of the trench.  This rock is moderately silicified and contains 1–2% pyrite as disseminations and coating subvertical fractures (the latter is now largely iron oxide).  Fine to very fine-grained anhedral and fine-grained euhedral pyrite occurs in veinlets and host rocks.  At one end of the trench, the artisan miners have developed underground workings on two levels, accessed by a portal from the trench.

Aguas Mesas Sur, approximately one kilometre further south, is a zone of quartz veins and quartz stockwork which was also mined for gold via trenches and underground workings, in the period circa 2000 to 2004.  The workings expose mainly white siliceous material of uncertain form with white sericite and/or clay-rich matrix and moderate limonite-brown staining.

Pyrite is absent in some exposures, but up to 3% very fine-grained disseminations are observed locally.  The host rock appears to be a volcanic rock.

7.4.5	Papaya

The Papaya prospect is a copper/gold anomaly located approximately 0.9 km north-northeast of Fruta del Norte, on the Peñas Fault Zone.  Boulders of quartz-chalcopyrite–bornite veining locally contain coarse visible gold in a dull grey to blackened amorphous silica matrix. Sub-cropping quartz veins between 5 cm and 25 cm wide, trend approximately 340° and occur in close proximity to or as survivor clasts or larger panels within well-developed cohesive gouge zones which define strands of the Peñas Fault Zone.  Gold assays from float and sub-crop returned encouraging gold and copper values.

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East-directed drill holes intercepted a number of broad zones (tens of metres true width), of crystalline quartz-sulphide veining hosted in Misahuallí Formation andesites that have been intensely propylitized.  The andesite is locally heavily disrupted by wide (5–15 m) gouge and breccia zones that hampered drilling operations to the extent that two holes were lost close to or upon completion.  Quartz monzonite porphyry dikes cut the andesites but are not as intensely propylitized as the andesitic host.  Zones of intermediate argillic alteration along with widely spaced D-type pyrite veinlets and anhydrite veinlets at depth are suggestive of porphyry-style mineralization.  The abundant chalcopyrite–bornite in surface samples is indicative of hypogene Cu mineralization whilst the presence of chalcocite–covellite is most likely a supergene enrichment product.

It is provisionally concluded that the Papaya prospect contains two types of quartz vein, one mesothermal and intrusion-related, and the other probably deep epithermal in origin, albeit clearly linked to a porphyry intrusion at depth.

7.4.6	Tranca–Loma Porphyry

The Tranca–Loma porphyry occurs on the eastern margin of Bonza–Las Peñas as a northwest-trending copper porphyry system over 2 km in length and 600 m in width, open along strike.  Shallow drilling has intersected disperse, often low grade porphyry copper mineralisation.

7.4.7	Puente–Princesa

The Puente-Princesa prospect is a quartz vein and stockwork zone that is structurally hosted along the eastern contact of the Zamora Batholith and has been traced for about 1 km.  Elevated precious and base metal values have been returned from sampling of epithermal-style mineralization.

7.4.8	Barbasco

Sulphides have been observed in Suárez Formation conglomerate, which appears to overlie an inter-basin andesite very similar to the Fruta Andesite at Fruta del Norte.  The Suárez Formation is flanked by andesites of the Misahuallí Formation to the east (presumably this also occurs below the Suárez formation basin fill sediments) and the Zamora Batholith to the west.

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Drainages flanking the Barbasco prospect area have shed large quantities of fine, angular gold, the source of which has not been identified.  The structural setting is considered favourable for development of a Fruta del Norte-style deposit. .

7.5	Comment on Section 7

In the opinion of the QP, understanding of the geological setting, lithologies, and structural and alteration controls on mineralization for the deposit is sufficient to support Mineral Resource estimation.

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8.0	DEPOSIT TYPES

The setting, alteration mineralogy and mineralization characteristics of the Project deposits are consistent with an intermediate sulphidation epithermal system  as defined in Hedenquist et al., (2000).  Some deposits with mostly low-sulphidation characteristics with respect to their alteration mineral assemblages have sulphide ore mineral assemblages that represent a sulphidation state between that of high-sulphidation and low-sulphidation deposits. Such deposits tend to be more closely spatially associated with intrusions, and Hedenquist et al. (2000) suggest the term ‘intermediate sulphidation’ for these deposits.

Intermediate-style epithermal systems are typically hosted in arc-related andesitic and dacitic rocks.  Mineralization is silver- and base metal-rich, and associated with Mn-carbonates and barite.  Sulphide assemblages in intermediate-style epithermal systems typically comprise tennantite, tetrahedrite, hematite–pyrite–magnetite, pyrite, chalcopyrite, and iron-poor sphalerite.  Quartz can be massive or display comb textures.  Sericite is common as an alteration mineral, but the adularia, more typical of low sulphidation systems, is rare to absent.  Fluid inclusions range from 3–5% to 10–20% sodium chloride.

The Fruta del Norte deposit and prospects that have been identified in close proximity to the deposit are classified as intermediate sulphidation-style epithermal systems on the basis of:

●
The abundance of manganese-rich carbonate at Fruta del Norte and the elevated base metal content (typically as iron-poor sphalerite and subsidiary tetrahedrite and chalcopyrite), are consistent with an intermediate sulphidation state;

●	The extensional tectonic setting of mineralizing fluid emplacement and the affiliation with intermediate magma types also complements the classification in terms of redox states;

●
Multiphase quartz–sulfide ± carbonate stockwork veining and brecciation over broad widths.  Veins typically exhibit classic space-filling epithermal textures including intricate crustiform-colloform banding, and cockade and bladed calcite textures;

●	Mineralization comprises apparently free gold, refractory gold in sulphides, and is silver-rich;

●
Alteration comprises silica–pyrite alteration that grades outward and downward to silica–illite–pyrite alteration, and then to a silica (quartz, chalcedony)–illite–pyrite (±marcasite), carbonate mineral assemblage;

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●	Sulphide assemblages include hematite–pyrite–magnetite and pyrite. Arsenopyrite, chalcopyrite, sphalerite, and galena have been noted.

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9.0	MINERALIZATION

A discussion of the mineralization styles and related depth, width (thickness), orientation and continuity is presented for the deposit in Section 7 of this Technical Report.  The discussion in this section of the Technical Report relates to the mineralization type, character, and mineralogy of the Fruta del Norte deposit.

The mineralogy at Fruta del Norte consists of chalcedonic to crystalline quartz, manganese-rich carbonates (manganoan calcite with lesser kutnahorite, rhodonite, and rhodochrosite), calcite, adularia, barite, marcasite, and pyrite, as well as subordinate sphalerite, galena, chalcopyrite with trace tetrahedrite and other silver sulphosalts.

Rare accessory minerals that have been identified (with varying degrees of confidence), include cinnabar, meta-cinnabar (both restricted to sinter), rhodonite, alabandite (only at depth), stibnite and arsenopyrite (both restricted to the basal Suárez Formation), pyrrhotite, hematite, proustite/pyrargyrite, acanthite, native silver, freibergite, boulangerite, and jamesonite and their oxidised products, valentinite or senarmontite.

The bulk of the gold is microscopic and associated with quartz, carbonates, and sulphides.  Much of the gold is “free milling” but the mineralization is moderately refractory with approximately 40% of the gold locked in sulphides.  However coarse visible gold is common.  Individual gold grains range from discrete specks <0.1 mm to “broccoli-like” arborescent crystals >10 mm across.  Visible gold occurs in all mineralized zones, in quartz or carbonate as well as within pyrite or silver sulpho-salt clusters; locally spectacularly so in ginguro bands.

Preliminary microprobe investigation of only a few samples show that gold fineness is typically lower in the northern segment, approximately 750, whereas grains in the central segment have fineness values in excess of 900 (pure gold is 1,000).  Silver sulphosalts are therefore interpreted to contain a percentage of the silver, enhancing the silver:gold ratios to approximately 1:1 in the upper part of the system.  At depth and to the south, the system becomes increasingly silver-rich relative to gold, with silver:gold ratios climbing to 10:1, the higher silver values are also associated with increases in lead and zinc tenor.

9.1	Comment on Section 9

In the opinion of the QP, the mineralization type, character and mineralogy of the Fruta del Norte deposit is sufficiently well understood to support Mineral Resource estimation.

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10.0	EXPLORATION

Exploration has been undertaken by Kinross, its precursor companies (e.g. gold exploration by Climax), or by contractors (e.g. geophysical surveys).

10.1	Grids and Surveys

The current exploration grid consists of a north–south cut baseline with 100 m spaced east–west cut lines.  The grid is based on UTM coordinates (PSAD 1956 datum, zone 17S).  References to section lines are often abbreviated to xx00N from the UTM northing 958xx00N.

The survey network used in the Fruta del Norte drilling campaigns was implemented in May 2004 using differential global positioning system instrument (GPS) survey observations by a Canadian consultant surveyor.  The datum used in the survey network is the Peruvian PSAD56 (Provisional South American) system applied to zone 17S.

In February 2008, Aurelian Resources Inc. contracted Network Mapping UK to conduct a light detection and ranging (LIDAR)/orthophotographic survey of a priority area in the Cóndor Project encompassing 402 km².  An integral part of the LIDAR survey was the establishment of an independent survey network using long (>1 hr) static observation sessions by way of a dual frequency differential (DGPS) receiver.

A ground control point at Las Peñas camp was established (rebar-enforced concrete monument), guaranteeing a fixed “zero point” designated as “GCP-01” (Ground Control Point-01).  An Instituto Geográfico Militar (IGM) tie-in consisted of >3 hrs of static GPS observation, set-up on IGM point Los Encuentros-1 located 17.59 km west–northwest of Las Peñas, established (by the IGM) at Escuela Gabriela Mistral, in the village of Los Encuentros, Zamora.  The Los Encuentros-1 data was purchased from the Instituto Geográfico Militar in Quito.  A tie-in to the International GPS System. (IGS) was performed by the AUSPOS processing engine of the University of NSW, Australia.  This is a system by which GPS geodetic observations are submitted and then calculated/calibrated using nearby IGS GPS stations.

When a comparison was made with the network established in 2004 it was found that substantial differences existed in XYZ coordination of the Cóndor Project survey network, as much as 6 m in X, 5.7 m in Y and 13.8 m in Z.  These offsets are not entirely uniform across the Project area, hence collar data are not internally consistent.

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Efforts were made by staff surveyors to account for the differences/errors detected in 2008 by first translating the new DGPS point E009 to Fruta del Norte collars using total station and thereby attempting to rectify the discrepancies noted in collar locations.  However, the discrepancies were regarded as serious enough that a comprehensive DGPS survey of all Fruta del Norte collars using the same independent consultant surveyor who detected these errors during the course of the LIDAR survey was warranted. The DGPS survey commenced in July 2009.

The topographic surface (DTM) used in the resource estimate was created from 3,003 points collected during the surveying of the 100 m grid across Fruta del Norte, drill hole collars, roads and trails and traverses.

10.2	Geological and Structural Mapping

Geological and structural mapping have been completed at regional (1:50,000 scale) to prospect-scale (1:2,500 scale).  Map results were used to identify areas of quartz veining, silicification and sulphide outcrop that warranted additional work.

Data from remote sensing, geophysics, geological mapping and drilling were integrated to build a picture of the regional fault configurations. Analysis of Radarsat data showed that major topographic lineaments and regional geological contacts commonly trend north to south and northeast to southwest.  The gaps in Cretaceous cover depicted from Radarsat are interpreted to coincide with pre- and/or post-Cretaceous fault zones.  Geophysical data also defined a north–south orientated fabric in proximity to Fruta del Norte.  A more complex picture of lineament configurations was revealed from high resolution Ikonos images where drainage patterns in particular showed systematically-corrugated traces that may reflect localized offsets of the regional fault/lineament fabric.

10.3	Geochemistry

Soil, channel, adit, grab and rock sampling were used between 1997 and 2007 to evaluate mineralization potential and generate targets for diamond drilling; sampling is summarized in Table 10-1.

Climax systematically sampled stream sediment and rock chips from outcrop and prominent float in the La Zarza concession.  Stream sediment was collected from all drainage catchments within the concession using -80 mesh and pan concentrate methods.

Auger sampling on the Ubewdy (1,047 samples) and Rio Negra grids (273 samples) was completed by Climax at a sample density that was generally every 50 m on east-west lines (100–200 m apart), with closer line spacing and sample density (every 25 m) over the Ubewdy and Bonza prospects.

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Table 10-1:  Summary, Geochemical Sampling

Sample Type	Detail	Number of Samples
Rock	Channel	700
	Channel(Hammer)	221
	Channel(Saw)	1
	Chip	989
	Grab	296
	Panel	7
	Pit	47
	Rock	754
	Totals	3,015
Stream Sediments	StreamSed-80 Mesh	3,465
	StreamSed-PanCon	459
	Totals	3,924
Soils	Soil-Conventional	4,765
	Soil-MMI-Pit	1,487
	Totals	6,252
Total All Geochemical Samples		13,191

Aurelian performed additional soil sampling over grids south of Aguas Mesas Norte, at Puente–Princesa, Tranca Loma, El Tigre, and Barbasco.  The soil samples confirmed the presence of gold, silver and copper anomalism in the grid areas.  A test line of mobile metal ion (MMI) soil sampling was performed on the Fruta del Norte deposit, over line 9583400N.

Three hand-excavated northwest-trending trenches were completed in 1996 in the area of artisanal workings at Ubewdy.  Five east–west hand-dug trenches totalling 518 m were completed at Ubewdy in 1997; three trenches 25 m apart in the area of artisanal workings, another 100 m to the north (10125N) and 50 m (9925N) to the south.  Climax collected 2 m-long channel samples from the east wall of seven of the nine adits at Bonza that were still accessible in 1997.  Climax dug four east-striking trenches to bedrock through the area of the adits and dumps at Bonza in 1997; each 75 to 100 m long, and 25 m apart.

Over 650 pits were hand dug to bedrock (<1–3 m deep), logged geologically and sampled on the Ubewdy grid in 1997.  Targets were gold-in-soil anomalies and intersections of grid lines with broadly north-striking geophysical features.  Over 25% of the pits (193 samples) yielded >100 ppb Au, 67 of these with >400 ppb; 34 samples >1 ppm; and 18 have >2 ppm Au.  The distribution of pits with >1 ppm Au reinforces the coherence of the north–northwest-striking anomaly shown by auger soil samples from Ubewdy to Bonza–Las Peñas.  One or more pits with >1 ppm Au occur on every 100 m spaced lines from 10300N to 11200N.  However, the broad gold-in-soil anomaly at Ubewdy is less narrowly defined by the test pit data.  Many of the anomalous pits are about 150–300m east of the grid baseline.  The test pit data confirm the multi-element character of the Au mineralization at Bonza–Las Peñas (Au + Ag + As + Pb + Sb ± Zn) and at Ubewdy (Au + Ag + Cu + Pb + Zn).

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Trenching performed by Aurelian consisted of cleaning out Climax-era trenches at Bonza by hand and excavation of new trenches in the Las Peñas area.  Selected small areas were power stripped.  In all cases the exposures were cleaned off using water pumps, hoses and pressure nozzles to ensure that overburden was properly removed.  The trenches were then geologically mapped and channel sampled.

10.4	Geophysics

10.4.1	Ground Geophysics

In 1997 Climax contracted a gradient array induced polarization (IP) survey to Val d’Or Geofisica (Peru) (subsidiary of Val d’Or Geophysics of Quebec).  The Ubewdy Catchment area from 9000N to 11600N was surveyed on lines 100 m apart with additional lines at Bonza and Ubewdy prospects 50 m apart.  Dipole–dipole IP surveying (50 m stations) was completed over the Bonza prospect (11450N) and the Ubewdy prospect (10000N).  The gradient array survey was extended in 1998 to the northern boundary of the La Zarza concession and across the Tranca Loma prospect to the east.

During 2005–2006, a dipole–dipole array IP geophysical survey was completed by Aurelian over the grid extent from Bonza through to Aguas Mesas Sur.

The gradient array survey defined numerous areas with elevated chargeabilities.  Positive resistivity anomalies coincided approximately with positive chargeability at Ubewdy, Bonza–Las Peñas, and the unnamed anomaly along strike of the Las Peñas fault zone to the north (now the Fruta del Norte deposit).

10.4.2	Airborne Geophysics

In March 2008, AeroQuest international out of Mississauga, Ontario, Canada commenced an AeroTEM II survey (using a fitted LAMA helicopter) with the objective of acquiring total magnetic field and EM data over priority areas encompassing the Misahuallí Formation along the strike of the Peñas Fault Zone, the Suárez pull-apart basin and parts of the Zamora Batholith.  The main impediment to data acquisition was the inclement weather which typifies the often high precipitation cloud forest of the Cordillera del Cóndor.  With the declaration of the mining mandate of April 2008, force majeure was declared with all contractors operating at Fruta del Norte; at this stage about 2% of the survey had been flown.  It is planned to re-fly the survey during 2010–2011.

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10.5	Drilling

Drilling completed on the Project is discussed in Section 11.

10.6	Bulk Density

Bulk density determinations are discussed in Section 12.

10.7	Petrology, Mineralogy and Other Research Studies

Geological and exploration model reviews were undertaken for the Project generally, and the Fruta del Norte area specifically, by external consultants during 2006–2009.  Work completed included review of the geology and exploration potential of the Fruta del Norte deposit area and adjacent exploration targets, a textural and mineralogical zoning study of the deposit, and development of a synoptic view of the geology and genesis of the Fruta del Norte epithermal system.

Preliminary microprobe studies to support gold fineness assessments have been completed.  Mineralogical studies were commissioned during 2007 to verify minerals associated with veining, in particular to determine the presence of adularia.

Samples of hydrothermal minerals (molybdenite, marcasite, and adularia) and igneous units were selected and submitted for radiometric isotope dating to Colorado State University (Re/Os) and the University of British Columbia (40Ar/39Ar, U/Pb).  Dates of about 170 Ma were returned for porphyry-related hydrothermal activity, and of about 160 Ma for epithermal-related hydrothermal activity.

10.8	Exploration Potential

The Project area has considerable additional exploration potential as illustrated in Figure 10-1.

Significant pre- and post-discovery exploration drilling was conducted in the environs of Fruta del Norte, typically on trend with the Peñas Fault Zone, flanking the fault zone (porphyry targets) or within the confines of the Suárez pull-apart basin.  The structural/metallogenic context of the Peñas Fault Zone is considered to be a key element in targeting areas that may host epithermal and potentially mesothermal Au/Ag deposits in the Project.

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Figure 10-1:  Exploration Potential Map

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First-pass soil, stream sediment, and geophysical anomalies remain to be followed up on the ground.  Second-order soil and outcrop anomalies require additional sampling and drill testing.  Existing exploration and advanced-stage exploration prospects outlined in Section 7.3 remain prospective, and will be subject to initial or infill drill testing where warranted.

10.9	Comment on Section 10

In the opinion of the QP, the exploration programs completed to date were appropriate to the known deposit mineralization styles, delineated a significant epithermal gold–silver deposit, and continue to develop the exploration potential of the Project.  There are reasonable prospects for future exploration and drilling programs being able to add to the known mineralization, and potentially to add to the Mineral Resources.

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11.0	DRILLING

Drill campaigns completed between 1997 and April 2008 comprises 304 core holes for approximately 119,841 m (Table 11-1), completed at Fruta del Norte and a number of exploration prospects.  Of this total, 166 core holes (83,895.06 m) were completed at Fruta del Norte.  A drill hole location plan is presented in Figure 11-1.

Table 11-1:  Drilling Campaigns

Drill Hole Number From	Drill Hole Number From	Deposit/Prospect	Number of Drill Holes	Total Metreage (m)	Start Date of Drilling	Last Date Drilled
CP-03-07	CPA-04-05	Aguas Mesas Norte	13	1,374.29	11/11/2003	10/28/2004
CP-03-01	CP-03-06	Aguas Mesas Sur	6	437.4	10/28/2003	11/10/2003
CP-04-001	CP-08-221	Bonza	46	13,004.36	6/11/1997	4/4/2008
CP-07-ET01	CP-07-ET11	El Tigre	12	3,730.05	4/22/2007	8/18/2007
CP-06-049	CP-08-236	Fruta del Norte	166	83,895.06	2/8/2006	4/25/2008
CP-08-223	CP-08-233	La Negra	2	1,273.05	3/23/2008	4/27/2008
CP-06-076	CP-08-215	Las Arenas	9	5,635.45	9/3/2006	3/22/2008
CP-07-150	CP-07-173	Papaya	6	2,729.76	8/13/2007	11/2/2007
CP-04-004	LZD-13	Peñas	26	4,878.3	6/21/1997	10/5/2005
CPU-04-01	CPU-04-09	Puente	9	1,266.45	9/15/2004	10/26/2004
CP-05-036	CP-05-038	Tranca Loma	3	649.75	5/19/2005	7/6/2005
CP-05-034	LZD-18	Ubewdy	6	966.66	6/27/1997	4/23/2005
Totals			304	119,840.58

Drill programs have been completed primarily by contract drill crew, supervised by geological staff of the Project operator at the time.  Where programs are referred to by company name, that company was the Project manager at the time of drilling and was responsible for data collection.

11.1	Drilling Methods and Equipment

11.1.1	Climax Drill Programs

Four phases of core drilling on the La Zarza concession conducted by Climax were contracted to Connors Perforaciones S.A.  The programs used a 20HH drill that could be dismantled and hand carried, and was capable of drilling up to 150 m of HQ core (63.5 mm core diameter) and to 300 m depth of NQ core (47.6 mm).  The Climax drill contracts stipulated at least one Canadian driller to operate and supervise the operation.

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Figure 11-1:  Drill Hole Location Plan

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Core holes were collared with HQ size casings, and usually reduced to NQ2 before terminating at depths ranging from 50.9 m (LZD-03) to 323.7 m (LZD-19).  All drill holes were drilled toward 090° except LZD-03 to -05 which had 270° azimuths and LZD-07 with an azimuth of 075°.  Dip angles varied from 45-70°.

Core was photographed (only holes LZD-18 to LZD-22 of phase 4), geotechnical and geological features were logged, the core cut in half with a diamond saw and sampled on site.

11.1.2	Aurelian Drill Programs

Drill contractors used on the Project by Aurelian include:

●	Paragon del Ecuador S. A. (Cuenca); Hydrocore rig;

●	Kluane Drilling of Vancouver; Hydrocore rig;

●	SFP-Drilling (Lima, Peru); skid-mounted Longyear-70; Christiansen CS-1000;

●	Major Drilling (Val D’or Canada); two Boyles-37 drill rigs; ATV5000 tractor-mounted machine;

●	Choque Drilling, (Cuzco, Peru); Longyear-38;

●	Roman Drill (Ecuador); Hydrocore-2000.

Rigs were initially transported on the trails to individual drill platforms by man-power following delivery by truck to San Antonio.  From 2007, all remote-operating man-portable rigs deployed on the project were lifted/air-supported by ICARO Helicopters whenever needed.

The core types produced varied according to the rig type; the majority of core, however, ranges from HQ (63.5 mm diameter) to NQ (47.6 mm) with lesser HQ3–NQ3 (for geotechnical purposes), NTW (56 mm) and BTW (42 mm).

Drilling operations at Fruta del Norte involved rig set-ups at inclinations ranging between -45° and -84°, the majority of which were drilled from west to east (azimuth 090°), the bulk of the drill holes were collared west of the West Fault.

The drill holes were collared with Tri-cone or HQ/NTW tools and reduced as necessary to NQ or BTW depending on the rig specifications. This generally occurred at a depth range of between 280 m and 350 m, depending on the ground conditions, hole inclinations, and operator skill.  Many of the drill pads were used consecutively to fan drill up or down dip of the mineralized system before stepping out to infill on section.

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Core is delivered onto a v-shaped landing iron on the wooden deck that comprises the rig working area. Core extracted from the inner tube (typically in discontinuous 3 m lengths) is fitted on the landing iron before being assembled and depth-marked (with wooden tags) into slots in HQ or NQ core boxes.  The core trays are lined with plastic to prevent the loss of fine material from the core barrel.  Core boxes were secured by either covering with lids fastened by loops of rubber inner tube or nailed shut, and hand-carried by Aurelian field workers to the Las Peñas camp where a covered core logging facility is located.  Care was taken to keep all core boxes level and top-up during transport.

11.2	Logging Procedures

There is no information on the Climax logging procedures.  Hennessey and Puritch (2005) note that geotechnical and geological features were logged.

For the Aurelian programs, once at the logging area the intact boxes were first clearly marked with durable metal tags and the contents photographed using a digital camera, tripod, and spotlight illumination.  In each case the core box was identified in the photograph with a label indicating box number, metreage and hole number.  A folding carpenter’s rule was also used to provide scale.

Initial logging comprised evaluation of geotechnical parameters, comprising core recovery (REC), rock quality designation (RQD), degree of breakage (BRKG), rock hardness (HARD), degree of weathering (WTHR), surface characteristic of joints (SHAPE) and roughness (RGS).

Geological logging was performed using paper logging sheets that were later transcribed to digital files.  Logging recorded lithology, alteration, presence of visible gold, mineralization, weathering, veining, textures, and structure, using pre-set codes.

Samples for assay were selected by the geologist in charge during the logging process.

A summary drill hole trace at 1:1000 scale is also plotted from GEMCOM giving the geologist the opportunity to summarize the hole and sketch in structural orientations in a form easily transferred to sections.

11.3	Collar Surveys

Collar locations were not surveyed for the Climax drill holes during the drill programs.

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During the 2005–2007 drill programs, drill hole collars were located by professional Ecuadorian surveyors using a Total Station survey instrument.  The holes were surveyed during drilling, allowing an additional point to be surveyed higher up on the drill rods to give the precise 3D drill hole orientation at the collar.  Subsequent to the completion of drilling operations, all collars were marked with a PVC tube encased in a flat basal concrete mount on which a metal tag is affixed with the drill hole number and the coordinates.

During the same programs, the existing Climax drill collars, where they could be located, were surveyed.

The coordinates of all drill collars are currently being revised using a more accurate DGPS survey; the point of data capture is taken consistently from the obtuse angle between the poly-vinyl chloride (PVC) tube and the concrete mount.

11.4	Downhole Surveys

Core holes from the Climax programs were surveyed by either acid-tests or Tropari tests.

The initial 12 Aurelian core holes were downhole surveyed by acid tests.  Core hole CP-04-13 was surveyed using a Sperry Sun downhole camera.  Drill holes CP-04-14 through CP-04-28 were surveyed by acid test at a depth of 50 m and thereafter by Tropari except for Holes CP-04-18 and 19 which were surveyed only by acid tests.  In general the holes were surveyed approximately every 50 m downhole and at end of hole.

Downhole surveys during 2006–2007 were conducted with either a Sperry Sun or Tropari single shot survey instruments taking a measurement every 50 m, or a Flexit digital multi-shot survey instrument with a reading every 30 m, down the drill hole.  The instrument is placed in a non-magnetic brass tube that projects 3 m beyond the end of the drill string.  The tools give the drill hole azimuth (readable to within 1° for Sperry Sun or Tropari or to 2 decimal places for the Flexit) and dip (readable to within 1° on the Tropari, 0.5° on the Sperry Sun and 2 decimal places on the Flexit).  The instruments were regularly checked in a down hole survey instrument check station at the Peñas camp to ensure the correct calibration was maintained.

With the arrival of skid-mounted drill rigs, Flexit and REFLEX digital multi-shot survey instruments were used to provide more accurate bore-hole survey measurements with a reading on azimuth, dip, rotation angle with respect to gravity and magnetic north, intensity and inclination of the magnetic field and also bore hole temperature.  These parameters were measured every 30 m.  The digital bore-hole survey instrumentation is enclosed in a non-magnetic brass tube that projects 3 m beyond the end of the drill string.

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11.5	Recovery

No recovery data are available for the Climax drilling.

Core recovery for the Aurelian drill programs was assessed by measuring the in-box length of core between marker blocks, along the centerline, after assembling and fitting pieces together.  These lengths were compared against the depths recorded on the marker blocks.  Recovery was calculated using the formula:

REC% = (recovered length/indicated length) * 100.

For the majority of the Aurelian drilling, recovery was typically in the 95% to 100% range and commonly exceeded 98%.  Occasionally, recovery appeared to exceed 100% but this is probably due to difficulty in measurement of gouge intervals, rather than downhole caving.

11.6	Deposit Drilling

The deposit was systematically drilled out on 100 m sections between lines 2500N and 3900 N; the grade and mineralization intensity characteristics clearly delineated zones of high grade and high volume mineralization in the north versus more disperse albeit locally high grade mineralization in the south.

Infill drilling on 50 m centres was focused over 350 m of strike between 3300N and 3600N.  Infill drilling on 25 m centres commenced in April 2008 just prior to the mandate: only three holes could be completed.  The drilling tactic typically involved fan drilling from the pad collar to facilitate between 50 m and 25 m infill before stepping out across strike to define the up or down-dip geometry.

Even though the majority of Aurelian core holes are drilled with an easterly (approximately 90°) azimuth and the dominant dip of the mineralized system is west, no single method or percentage adequately describes the complex relationship between down hole (core) length and the true width of the intersected mineralized zones.  Drill hole inclinations vary significantly (from -45° to -84°) and the mineralized zones have variable orientations from moderate to steep westerly to steep easterly orientations.  Therefore most holes intersect the zones at an angle and the drill hole intercept widths reported for the Project are not true widths.  Depending on the dip of the drill hole, and the dip of the mineralization, drill intercept widths are typically greater than true widths.

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An example of the relationship between true widths, drill intercepts, lithologies and gold grades for drill hole intervals in drill holes is shown on the cross-section included as Figure 11-1.

Example drill intercepts are summarized in Table 11-2, and are illustrative of nature of the mineralization within the Mineral Resource estimate area.  The example drill holes contain non-mineralized intersections and areas of higher-grade in lower-grade intervals.

11.7	Geotechnical Drilling

A total of 16 geotechnical drill holes were completed at Fruta del Norte for the purposes of identifying potentially suitable locations for mine infrastructure, hinging on rock mass characteristics and ground water conditions.  Golder Associates out of Mississauga, Ontario, Canada were contracted to conduct the geotechnical drilling program in three campaigns between July 2007 and May 2008.  The drilling was carried using a B-37 and a Hydrocore-2000, both operated by Major Drilling International.

The boreholes were cored HQ in their upper portions, reducing to NQ at depth, using triple tube (HQ3 and NQ3). Logging and in situ testing were carried out or monitored by Golder personnel, with logistical, geological, logging and other technical support provided by Aurelian staff.  packer testing equipment and point load tester used for the work were purchased by Aurelian Resources and were stored on-site. Rock strength testing performed off-site was conducted either at Queen’s University, Kingston, Ontario, Canada, or at the Polytechnic University in Quito, Ecuador (Escuela Politecnica Nacional).

Geotechnical investigations covered three distinct areas referred to as the South Area, the FDN Block and the West Ramp–Conveyor with the objectives of providing a preliminary geotechnical model of the Fruta del Norte mine block and recommendations on stope geometries, mine sequencing and geotechnical issues to support the planned pre-feasibility study.

11.8	2010 Exploration and Infill Drill Program

Kinross expects to re-commence its exploration and infill drilling program at Fruta del Norte during 2010.  The program includes a 20,000 m infill drilling campaign to support potential upgrades in confidence categories for the Mineral Resource estimate, and to support feasibility-level studies.  The program is expected to take approximately six to nine months to complete.

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Figure 11-2:  Drill Section, Fruta Del Norte, Section 9583200 N.

Note:  Pale green stipples = Misahuallí Formation andesite; pale blue stipples = sandstone cover; white stipples = conglomerate; horizontal stripes = sinter; dark green stipple = post-conglomerate andesite.  Relative sizes of blue histograms on right hand side of drill trace indicate gold grade tenor.

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Table 11-2:  Summary Drill Hole Intercept Table

Cross Section	Drill Hole ID	Collar Azimuth	Collar Dip	From (m)	To (m)	Drilled Interval (m)	Au (g/t)	Ag (g/t)
9582700N	CP-06-98	91.9	-65.1	No significant intercepts
	CP-07-104	90.5	-65.6	423.70	648.50	224.80	2.06	5.8
	CP-07-116A	91.2	-65.4	405.50	553.20	147.70	2.37	6.6
				560.00	649.70	89.70	3.27	12.6
	CP-07-117	94.9	-64.6	358.10	388.88	30.78	1.02	6.2
				397.88	589.44	191.56	1.84	11.9
	CP-07-125	92.4	-64.3	330.60	387.70	57.10	0.9	5.4
9583100N	CP-06-74	91.1	-59.4	313.20	485.00	171.80	3.84	4.7
				503.58	526.85	23.27	1.84	7.7
				559.50	560.50	1.00	16.85	14.1
	CP-06-77	87.7	-83.9	No significant intercepts
	CP-07-103A	91.2	-63.1	30.420	493.90	189.70	2.56	7.8
	CP-07-133	85.4	-61.5	555.00	588.00	33.00	0.71	1.4
9583300N	CP-07-101	87.6	-53.3	254.00	518.00	264.00	5.40	8.8
	CP-07-107	271.2	-60.1	265.25	473.54	208.29	6.27	10.6
	CP-07-130	88.2	-59.3	250.00	422.70	172.20	7.71	8.2
9583600N	CP-06-92	87.8	-62.9	316.00	418.49	102.49	4.98	9.9
	CP-07-95	90.8	-59.4	117.34	214.88	97.54	11.92	13.2
				284.50	342.63	58.13	1.31	2.6
	CP-07-96	89.8	-45.7	130.55	170.68	40.13	5.27	88.9
	CP-07-120	270.1	-75.0	150.70	423.50	272.80	5.79	8.0
	CP-07-123	90.6	-49.5	No significant intercepts

11.9	Comment on Section 11

In the opinion of the QP, the quantity and quality of the lithological, geotechnical, collar and downhole survey data collected in the Aurelian exploration and infill drill programs in the four years between 2006 and 2009 are sufficient to support Mineral Resource estimation as follows:

●	Core logging meets industry standards for gold and silver exploration;

●	Collar surveys have been performed using industry-standard instrumentation;

●
Downhole surveys performed by Aurelian have been performed using industry-standard instrumentation.  The acid tube down hole surveying method used for some Climax drill holes does not provide azimuth information.

●	Recovery data from core drill programs are acceptable;

●	Geotechnical logging of drill core meets industry standards for planned underground operations;

●
Drilling is normally perpendicular to the strike of the mineralization.  Depending on the dip of the drill hole, and the dip of the mineralization, drill intercept widths are typically greater than true widths;

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●
Drill orientations for Fruta del Norte are generally appropriate for the mineralization style, and have been drilled at orientations that are optimal for the orientation of mineralization for the bulk of the deposit area.  Drill orientations are shown in the example cross-section (Figure 11-1), and can be seen to appropriately test the mineralization;

●	Drill hole intercepts as summarized in Table 11-2 appropriately reflect the nature of the gold mineralization;

●	No Climax-era sampling or drilling is currently used to support Mineral Resource estimation.

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12.0	SAMPLING METHOD AND APPROACH

12.1	Geochemical Sampling

Soil and auger samples collected during Climax exploration programs were completed at a sample density was generally every 50 m on east-west lines (100–200 m apart), with closer line spacing and sample density (every 25 m) over the Ubewdy and Bonza prospects. The auger provided 1.5–3 kg samples of C-horizon soil or saprolite from 1–3 m depths.

Climax pit spacing decreased from 25 m to 10–20 m intervals during the two-phase pitting program.  Pits were dug from 1–3 m depth.  Sample sizes and intervals were not reported.

The preferred Aurelian sample consisted of chips collected by hammer horizontally from bedrock in trenches, pits or underground workings, ideally perpendicular to the principal direction of veining, fracturing or other evidence of structural control on the mineralization.  Chip samples typically consisted of 2–4 kg of rock collected over 2 m to 4 m long tape-measured intervals, placed in new plastic bags and secured with single-use plastic ties.  Six to eight samples were placed in larger robust sacks (rice bags), which were then secured with a single-use plastic tie.

12.2	Trench Sampling

For trench sampling performed by Aurelian, two parallel saw cuts, approximately 4 cm apart, were made along the centre line of the trench floor to a depth of approximately 3 cm using a portable diamond rock saw.  This was done to approximate the volume of sample collected from a diamond drill core thereby maintaining a consistent sample bias. Care was taken to ensure that the saw cuts were of constant depth.

The intervening rock between the cuts was removed using hammer and cold chisel in order to excavate a continuous channel.  Sample locations were identified by metal tags fastened to the trench wall at the start of each sample.  The trench walls were also marked up using spray paint.

The majority of channel samples taken were of 2 m lengths.  Where appropriate, due to veining or changes in lithology, these samples were occasionally shortened.

Individual sample locations were surveyed by a total station survey instrument in order to locate samples in 3D space.

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Once collected, channel samples were placed in new plastic bags along with one portion of an individually numbered sample ticket from laboratory-provided sample booklets.  The bag was labelled with the ticket number and securely closed with a single-use plastic cable tie.  For sample preparation and analytical purposes, trench samples were treated in the same way as drill core samples.

12.3	Core Sampling

Drill core from the Climax programs was sawn in half and sampled at 2 m intervals, regardless of geology.  Each sample consisted of 2 m composites of half core, with the exception of the first and last intervals in each hole.

During the Aurelian logging programs, and once at camp, the core trays are marked up with the starting and ending metreage, written at the ends of the trays with a marker.  An aluminium tag with the hole number, box number and metreage is then stapled to the front of each tray.  The core blocks are then covered with an aluminium permi-tag with the depth inscribed and written over in black marker pen for clarity in core tray photographs.

The start and end of each selected sample interval is marked with a red wax pencil mark across the core and sample numbers are written on the edge of the core box channels at the start and end of each sample interval.  Intervals denoting the position in the sample tag sequence of field duplicate, blank and analytical standards are also marked on the core box.  Different coloured tape was stapled to the boxes to indicate the position and type of duplicate sample.  A permanent aluminium tag with the sample number inscribed on them was stapled to the inside of the core box channel at the start of each sample interval.

A cut line was marked on the core as a guide for sawing of half-core samples for assay.  The cut line position is marked by fitting the ends of the core together, to align them as they came out of the hole, and using a ruler to draw a line down the core axis with a red wax pencil.  This mark up is done after the trays are photographed.  Cut line positions are selected by the logging geologist to produce two halves with equal proportions of mineralization.  Typically this is done by marking the cut line down the long axis of the ellipses described by the intersection of the veins with the core circumference.

All strongly altered or epithermal-mineralized intervals of core were sampled, with the exception of some intervals within the Suárez Formation once it was established that this material did not contain potentially economic levels of gold.  Sampling always began at least five samples above the start of mineralization typically encompassing the basal 10–20 m of Suárez Formation.

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Sample intervals were selected using the following criteria.

●	Maximum sample length of 2 m in un-mineralized lithologies;

●	Maximum sample length of 1 m in mineralized lithologies;

●	Smaller samples may be selected around high grade, visible gold-bearing veins;

●	Minimum sample length of 20 cm;

●	Geological changes in the core such as major mineralization/alteration intensity and lithology changes were used as sample breaks;

●	Core size changes and any zones of core loss were used as sample breaks;

●	Large discrete veins that might possibly be modelled or mined as separate structures were sampled separately;

●	The begin/end marks were placed so that the entire vein ended up in the sample(s) and the vein is not smeared into samples on either side.

The following standard sampling procedures were employed:

●	The right hand side of the core (looking down the hole) was always sampled;

●	After cutting, half the core was placed in a new plastic sample bag and half was placed back in the core box;

●	Between each sample, the core saw and sampling table areas were washed to ensure no contamination between samples;

●	Field duplicate, blank (Hollín quartz sandstone) and analytical standards were added into the sample sequence as they were being cut;

●
After cutting of samples containing visible gold, a piece of abrasive quartz sandstone was cut to clean the diamond blade.  This was done to prevent contamination of the following sample with gold that may have become smeared onto the blade;

●
Sample numbers were written on the outside of the sample bags twice and the tag from the ALS Chemex sample book was placed inside the bag with the half core.  The bags were sealed using single-use plastic cable ties;

●	Sample numbers on the bags were checked against the numbers on the core box and the sample book;

●	The core cutting area is within the core logging shed and the logging geologists regularly checked the precision of the core cutting and sampling;

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●	The sealed plastic sample bags were placed in large plastic twine (rice) sacks (usually between eight and 10 samples per sack) and sealed using single-use plastic cable ties;

●	The sacks were weighed and the sack number, sample numbers, sack weight and date written on the outside of the sacks.

All sampling was performed in an area adjacent to the logging facility and under the direction of the logging geologists.

One half of the core has been retained in the field for future examination and verification.  The half sampled for assay was placed in new plastic bags along with one portion of an individually-numbered sample ticket from a laboratory-provided sample booklet.  The bag was labelled with the ticket number and securely closed with a single-use plastic cable tie.

Two or more securely tied sample bags containing core were placed in larger plastic bags which were secured with single-use plastic ties. These bags were placed into robust sacks (rice bags) which were also secured with a single-use plastic tie before transportation from the field.

Sacks containing samples were generally stored briefly (less than 1 week) at the field camp or at the Peñas camp before transport by canoe or men to vehicles at San Antonio.  The Peñas camp has 24-hour security guard patrols (two guards per shift, day and night), who monitor any activity in the core shed area.  A number of security companies have been contracted for this purpose. Samples were then transported overland by an Aurelian driver in light trucks to Quito where the custody of the samples is transferred to laboratory personnel.

12.4	Bulk Density Determinations

After the core has been sampled, intervals of solid core, approximately 20 cm in length, were selected for bulk density (as opposed to specific gravity or SG) determinations.  Locally, the mineralization at Fruta del Norte has open pore spaces requiring a bulk density rather than SG measurement.

Measurements were made from every hole at an interval of approximately 50 m in un-mineralized rock and every 20 m in the mineralized system.  The procedure used was the Marcey method, where the sample is dried, weighed, waxed and then weighed in water.

The following is abbreviated from the Aurelian bulk density procedure document:

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●
Select the intervals from the drill hole.  Measure samples from one drill hole at a time.  A sample should be taken every 50 m in un-mineralized rock (<0.5 g/t Au) and every 20 m in mineralized rock (>0.5 g/t Au).  All rock types should be tested.  The intervals need to be solid core, at least 20 cm in length, that won’t disintegrate on drying, waxing or in water;

●	Cut the half core into a 20 cm length;

●	Clean the core with a dry cloth;

●	Record the hole number, the from and to depths and sample number on the core with a permanent marker;

●	Dry the core for at least four hours in the oven on a low temperature;

●	Calibrate and zero the balance and weigh the dry core. Record the weight in grams to one decimal place (Gdry);

●	Wax the core by submerging the core in a dish of molten wax;

●	Calibrate and zero the balance and weigh the waxed core. Record the weight in grams to one decimal place (Gwaxed);

●	Calibrate and zero the balance and weigh the waxed core completely submerged in water underneath the balance. Record the weight in grams to one decimal place (Gwater);

●	Record the water temperature in °C;

●	Place the core back in the core tray;

●	The data were then entered into the Aurelian Access database which automatically calculated the bulk density by:

Wwax = Gwaxed – Gdry
Wwax in water  = Wwax – (Wwax/SGwax)
Volume = Gdry – (Gwater – Wwax in water )
Bulk density = Gdry ÷ Volume
Where Wwax is the weight of the wax in air, Wwax in water is the weight (buoyancy) of the wax in water, Volume is the sample volume.  A value of 0.9 g/cm3 was used for the SG of wax (SGwax).

Bulk densities used to support Mineral Resource and Mineral Reserve estimation were derived from 2,536 bulk density measurements of drill hole core.  These were assigned as average values to the estimation domains, and are summarized in Table 12-1.

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Table 12-1:  Density Data Summary

Domain	Mineralization Zone	Count	Average Bulk Density (t/m3)
10	FDN-1 W	395	2.75
15	FDN-1 East	76	2.76
20	FDN-2	291	2.67
30	FDN-3	24	2.57
40	FDN-4	174	2.59
Waste	Waste	1,576	2.67
Totals		2,536

12.5	Comment on Section 12

A description of the geology and mineralization of the deposit, which includes lithologies, geological controls and widths of mineralized zones is given in Section 7 and Section 9.

A description of the sampling methods, location, type, nature, and spacing of samples collected on the Project is included in Section 10 and Section 12.  Sample locations have been disclosed in maps in previous technical reports on the Project as listed in Section 2.4.

A description of the drilling programs, including sampling and recovery factors, are included in Section 11 and Section 12.  No factors were identified with the Aurelian programs that could affect Mineral Resource or Mineral Reserve estimation.

Figure 11-1 in Section 11, which shows drill hole collar locations, indicates that the size of the sampled area is representative of the distribution and orientation of the mineralization.

A summary of relevant sample composites with sample values and estimated drill intercept widths was included in Figure 11-1.  This section displays typical drill hole orientations for the deposits, shows summary assay values using histogram ranges for assay intervals that include areas of non-mineralized and very low grade mineralization, and outlines areas where higher-grade intercepts can be identified within lower-grade sections, with the higher-grade values noted in the accompanying text.  The section confirms that sampling is representative of the gold grades in the deposits, reflecting areas of higher and lower grades.

Data validation of the drilling and sampling program is discussed in Section 14, and includes review of database audit results.

Drill sample representivity, widths and grades are validated by twin and infill drilling as discussed in Sections 11 and 14.

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In the opinion of the QP, the Aurelian sampling methods are acceptable, meet industry-standard practice, and are adequate for Mineral Resource estimation and mine planning purposes, based on the following:

●	Data are collected following industry standard sampling protocols;

●	Sampling has been performed in accordance with industry standard practices;

●
Sample intervals in core drilling comprising a maximum of 1 m for mineralized material, and maximum of 2 m for unmineralized material, and a sample minimum interval of 20 cm, which are broken at lithological and mineralization changes in the core, are typical of sample intervals used for epithermal gold and silver mineralization in the industry, and are considered to be adequately representative of the true thicknesses of mineralization.  Not all drill material may be sampled depending on location and alteration.

●	The specific gravity determination procedure is consistent with industry-standard procedures;

●	There are sufficient specific gravity determinations to support the specific gravity values utilized in waste and mineralization tonnage interpolations.

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13.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

From Project inception to date, Aurelian staff have been responsible for the following:

●	Sample collection;

●	Core splitting;

●	Delivery of samples to the analytical laboratory;

●	Density (specific gravity) determinations;

●	Sample storage;

●	Sample security.

13.1	Analytical Laboratories

Climax used Bondar Clegg Laboratories in Canada and Bolivia for assay for its drill programs.  Bondar Clegg has subsequently been purchased by ALS Chemex Laboratories (ALS Chemex).  At the time of analysis, Bondar Clegg was independent of Climax.  Accreditation status of the laboratory is not known for that time.

Two Quito laboratories have been used as primary laboratories for Aurelian sample preparation, ALS Chemex and Inspectorate Services (Inspectorate).  ALS Chemex analyzed samples from its Ecuador preparation laboratory at its Vancouver, B.C. and Lima, Peru laboratories.  Inspectorate performs its analyses in Peru.  SGS Laboratories of Toronto, Canada, acted as the umpire laboratory for the Aurelian programs.  All of the analytical laboratories used in the Aurelian work programs are ISO-9001 accredited and are independent of Climax, Aurelian and Kinross.

13.2	Sample Preparation and Analysis –Geochemical Samples

Climax soil and auger samples were prepared by Bondar Clegg.  Preparation involved drying and crushing the sample to -40 mesh, after which 300 g splits were pulverized to -150 mesh.

Climax geochemical samples other than soil samples were collected by Bondar Clegg personnel who delivered the samples to their sample preparation facility in Quito.  All samples were weighed, dried, weighed, crushed to -2 mm and riffle split to 250 g.  The small split fraction is milled to <75 µm (-200 mesh) in chrome steel equipment.  Approximately 100–150g of the pulverized fraction was shipped to ALS Chemex in Vancouver and the remainder, including the coarse reject fraction was stored in Quito. An aliquot of about 50g was analysed for gold and silver by fire assay with a gravimetric finish.  The detection limits were 0.05 ppm Au to 1000 ppm Au and 5 ppm Ag to 3,500 ppm Ag.

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13.3	Sample Preparation –Core

13.3.1	Climax

There is no information available for the sample preparation procedures for Climax drill core.

13.3.2	Aurelian

The preparation protocol employed by ALS Chemex Quito for drill holes CP-06-49 to CP-06-53 (upper part) was:

●	Oven dry the sample on steel trays;

●	Crush entire sample to better than 70% passing -2 mm (10 mesh);

●	Riffle split 250 g;

●	Pulverize the 250 g split to better than 85% passing -75 µm (200 mesh);

●	110 g pulps sent (via DHL courier) in Kraft bags to Vancouver for analysis.

After drill hole CP-06-53, the primary laboratory was changed to Inspectorate Services, on the promise of faster sample turnaround time.

The preparation procedure used at Inspectorate for drill holes CP-06-53 (lower part) to CP-06-56 comprised:

●	Oven dry the sample on steel trays;

●	Crush entire sample to better than 90% passing -2 mm (10 mesh);

●	Riffle split 1,000 g;

●	Pulverize 1,000 g split to better than 90% passing -100 µm (150 mesh);

●	Clean sand flushes between each pulverization;

●	100 g pulps sent (via TNT courier) in Kraft bags to Peru for analysis.

As a result of continued slow assay turnaround times, ALS Chemex was again selected as the primary laboratory.  Due to the amount of visible gold observed in drill core to this point the preparation procedure was changed to include the pulverizing of larger splits after the crushing stage.  Quartz flushes were requested between samples.

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The preparation protocol employed by ALS Chemex Quito for drill holes CP-06-57 to CP-07-236 was:

●	Oven dry the samples on steel trays;

●	Crush entire sample to better than 70% passing -2 mm (10 mesh);

●	Riffle split 1,000 g;

●	Pulverize 1,000 g split to better than 85% passing -75 µm (200 mesh);

●	Clean pulverisers with quartz flush between samples;

●
110 or 200 g pulps sent (via DHL) in Kraft bags to Vancouver for analysis (the pulp weight sent was increased part way through the program to improve assay turnaround time should re-assays be required).

13.4	Sample Analysis

13.4.1	Climax

Climax soil and auger samples were sent to Bondar Clegg in Canada for fire assay Au and multi-element analysis.  There are Au, Ag, copper (Cu), lead (Pb), zinc (Zn), and arsenic (As) data for all samples plus molybdenum (Mo), antimony (Sb), barium (Ba) and manganese (Mn) for some samples in the multi-stage survey.

Pit samples were analysed by fire assay for Au and either a five element suite comprising Ag, Cu, Pb, Zn, and bismuth (Bi) by aqua regia digest with an AA finish or 34 element ICP spectroscopy at Bondar Clegg in Bolivia or Canada.

Climax core samples were analysed for gold by fire assay (50 g) by Bondar Clegg in Canada or Bolivia.  Multi-element inductively coupled plasma (ICP) data by Bondar Clegg are available for the first six holes (LZD-01 to -06).

13.4.2	Aurelian

Aurelian analyzed all of its samples for gold.  It also used a multi-element geochemistry package with re-assays for some elements which exceeded certain threshold values.  As with the sample preparation, the assaying protocols used have varied somewhat over the course of the drilling program.

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The analytical protocol employed by ALS Chemex Vancouver for drill holes CP-06-49 to CP-06-53 (upper part) was:

●	Gold was determined by 30 g fire assay with an inductively coupled plasma - atomic emission spectroscopy (ICP-AES) finish (method code AU-ICP21, assay range 0.001 to 10 g/t Au);

●	If gold assays greater than 10 g/t were detected then over-limit re-assays were completed using a 50 g fire assay with a gravimetric finish (method code AU-GRA22, assay range 0.05 to 1,000 g/t Au);

●
Multi-element analysis was performed using a 34 element package (including silver) with an aqua regia acid digestion and ICP-AES finish (method code ME-ICP41, silver assay range 0.2 to 100 ppm).  Over-limit re-assays were run for silver, zinc lead and copper if Ag >100 ppm, Zn >10,000 ppm, Pb >10,000 ppm and Cu >10,000 ppm.  Over-limits were completed using an aqua regia acid digestion and atomic absorption spectroscopy (AAS) finish (silver assay range 1 to 1,500 ppm).

The analytical procedure used at Inspectorate for drill holes CP-06-53 (lower part) to CP-06-56 comprised:

●
Gold was determined by 50 g fire assay with an AAS finish (method Au FA/AAS 50g, assay range 0.005 to 5g/t Au).  If the gold assay was greater than 5 g/t then over-limit re-assays were completed using a 50 g fire assay with a gravimetric finish (assay range 0.01 to 1,000g/t Au);

●	Multi-element analysis was completed using a 32 element package (including silver) with an aqua regia acid digestion and ICP-AES finish (method ICP-AES 32, silver assay range 0.2 to 200 ppm).

The analytical protocol employed by ALS Chemex Vancouver for drill holes CP-06-57 to CP-07-236 was:

●
Gold was determined by 50 g fire assay with an ICP-AES finish (method code AU-ICP22, assay range 0.001 to 10 g/t Au).  If gold assays greater than 10 g/t were received then over-limit assays were completed using a 50 g fire assay with a gravimetric finish (method AU-GRA22, assay range 0.05 to 1,000g/t Au);

●
Multi-element analysis was completed using a 34 element package (including silver) with an aqua regia acid digestion and ICP-AES finish (method code ME-ICP41, silver assay range 0.2 to 100 ppm).  For sample results with Ag >100 ppm, Zn >10,000 ppm, Pb >10,000 ppm and Cu >10,000 ppm over-limit re-assays were completed using aqua regia acid digestion and an AAS finish (silver assay range 1 to 1,500 ppm).

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The analytical protocol employed by ALS Chemex Lima for drill holes CP-06-93 to CP-06-236 was:

●
Gold was determined by 50 g fire assay with an ICP-AES finish (method code AU-ICP22, assay range 0.001 to 10 g/t Au).  If gold assays greater than 10 g/t were received then over-limit assays were completed using a 50 g fire assay with a gravimetric finish (method AU-GRA22, assay range 0.05 to 1,000g/t Au);

●
Multi-element analysis was completed using a 34 element package (including silver) with an aqua regia acid digestion and ICP-AES finish (method code ME-ICP41, silver assay range 0.2 to 100 ppm).  For sample results with Ag >100 ppm, Zn >10,000 ppm, Pb >10,000 ppm and Cu >10,000 ppm over-limit re-assays were completed using aqua regia acid digestion and an AAS finish (silver assay range 1 to 1,500 ppm).

Check samples were exchanged between the ALS Chemex and Inspectorate assay laboratories from all significant intercepts.  In addition, umpire laboratory check assays have been conducted at a third laboratory and check assaying using an AAS finish on both gold and silver has been performed.  Gold check assays have also been completed using screen metallic fire analysis.

13.5	Quality Assurance and Quality Control

The quality assurance and quality control protocol (QA/QC) adopted by Aurelian Resources comprised a series of industry standard procedures designed to monitor the precision and repeatability of the reported assay results and identify any problems at the laboratory.  Submission rates are summarized in Table 13-1.

13.5.1	Blanks

Blanks were inserted into the sample stream to test for the satisfactory cleaning of laboratory equipment between samples and to detect if contamination was occurring during their preparation.  A quartz sandstone sourced from an outcrop on the Emperador concession has been the consistent source of blank material throughout the Condor Project.

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Table 13-1:  QA/QC Sample Submission Summary

Sample Type	Number Of Samples	Percent Of Total
Drill Hole Series CP06-049 to CP-08-236
Regular Samples	42,637	84.82
Blanks	2,780	5.53
Field Duplicates	1,199	2.39
Reject Duplicates	1,240	2.47
Analytical Standards	2,411	4.80
Total	50,267	100.0
Drill Hole Series CP-06-49 to CP-06-6
Regular Samples	5,451	85.4
Blanks	367	5.7
Field Duplicates	139	2.2
Reject Duplicates	133	2.1
Analytical Standards	294	4.6
Total	6,384	100.0

Approximately 2 kg of blank material is inserted as every 20th sample in the sample stream.  Additional blanks are inserted immediately after visible gold is observed in drill core samples during logging, as it is interpreted that this is where contamination is most likely to occur.

A total of 2,780 blanks have been inserted.  Of these, 740 samples (26.6%) have returned values >0.08 g/t Au and are interpreted to have been caused by either contamination at the laboratory or a sample switch.  The average assay value from the Hollín Formation blank population is 0.0101 g/t Au and 0.12 g/t Ag.  The maximum values received for a blank were 1.62 g/t Au from drill-hole CP-06-57 and 20.6 g/t Ag from CP-06-57.

Aurelian re-assayed the mineralized intervals from these holes by screen metallic fire analysis, which required the preparation of new pulps from the coarse rejects.  As a consequence of the high assays, Aurelian changed the sample preparation procedure so that quartz washes were performed between each sample.

13.5.2	Duplicates

Duplicates were inserted into the sample stream in order to test the reproducibility of analytical results.  Aurelian has used two types of duplicate samples, field duplicates and reject duplicates, alternating between the two types.  Early on during exploration at Fruta del Norte, duplicates were taken (field type) or requested (reject type) every 25 samples.  This was increased to a rate of one in every 20 samples later in the program.

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Field duplicate samples were quarter-core-sampled with two quarter samples from each interval submitted for analysis (the remaining half of the core being retained).  As of the database close-off date for mineral resource estimation (see Section 17.1.1), a total of 120 field duplicates had been submitted for analysis from the first 21 drill holes.  When the relatively high grades of some of the samples in the program are considered, the repeatability between regular samples and field duplicate samples is considered acceptable.

For reject duplicate sampling Aurelian requests that the laboratory make a second pulp from the remaining coarse reject (reject material from the primary crushing stage) and submit it for analysis.  A sample number in the regular logging/sampling sequence is assigned for the duplicate during core logging, and the sample bag, labelled with two numbers, is sent to the laboratory.  A total of 123 reject duplicate samples were submitted.  The samples are interpreted to show a high degree of reproducibility.

The correlation of field and reject duplicate data indicates that with the sample preparation protocols in use the nugget effect is not severe in the portion of the deposit sampled to date.

13.5.3	Certified Reference Materials

Analysis of properly homogenized, certified standard reference materials (CRM) with known gold and/or silver values are used to test laboratory accuracy.  CRMs were inserted every 20th sample.  The initial five CRMs were sulphide-matrix with a known gold, or gold and silver, value that ranged between low and moderate gold grades, and were produced by Rocklabs of New Zealand.  In late 2007, two additional higher grade CRMs were added due to the significant visible gold encountered during later drilling.

A total of 2,411 standards were inserted for core holes CP-06-49 to CP-08-236.  The reported value for each individual standard assay was reviewed upon receipt and the data analyzed graphically.  Where upper and lower warning limits, set as two standard deviations from the mean CRM grade, were breached, the entire batch of samples was re-assayed.  If a standard’s assay is close to the upper and lower warning limits and within the mineralized zone, batches were repeated as an extra precaution.  Additional checks could include re-assaying some of the samples by screen metallic fire analysis or including the samples in the umpire laboratory QA/QC program.

In rare instances where all of the samples in a batch are from un-mineralized rock and additional standards, blank and duplicate data are all within limits, the batch is not re-run.

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When laboratory work orders are repeated and the original results are found to be satisfactory they are left unaltered in the database.  If different assays results are obtained then the new result is used in the database.  No selective averaging is done

13.5.4	Check Assays

This program involved assaying of samples by additional methods and repeated work orders in order to verify original results.  The extent of these programs and the number of samples involved are summarized in Table 13-2.

13.5.5	Umpire Laboratory Checks

Aurelian selected samples from all of the major mineralized intercepts at the Fruta del Norte deposit for check assaying at additional laboratories.  The umpire laboratories used were Inspectorate Services, Peru and SGS, Toronto.  This program was conducted to check both the sample preparation and biases of the assay facilities of the primary laboratories.  The Aurelian protocol for selecting the samples was:

●	Samples from each major mineralized drill hole intercept were sent for umpire laboratory QA/QC analyses;

●	Between 10 and 30 samples were selected from each intercept;

●	To make sure the sample population was representative, the samples were chosen as runs of samples from areas which show variable grade (typical of the mineralized system), mineralogy and geochemistry.

Aurelian considered the correlation between the laboratories to be good, with no serious issues identified.  Results are reasonable, particularly when considering that the duplicate re-assays are sometimes reject duplicates and not pulp duplicates since there is inherently more variability in reject duplicates.

13.5.6	Screen Metallic Fire Assaying Checks

Due to the observed occurrence of significant quantities of visible gold, Aurelian conducted selected screen metallic fire assay check assays.  This assay method is considered a superior method in deposits containing significant coarse (nuggety) gold and is used in order to determine the amount of nugget effect present.  Nugget effect results in high variability between one analysis and a repeat analysis and is caused by single large nuggets of gold either making it, or not making it, into the relatively small 30 g or 50 g sub-sample (aliquot) which is assayed.

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Table 13-2:  Work Order Summary, Check Assays

Sample Type	Number of Holes	Number of Work Orders	Number of Samples
Screen metallic fire assay repeats	17	15	540
Work orders repeated (Au)		31	2,805
Work orders repeated (Ag)		26	2,456
Umpire laboratory QA/QC samples	18		245
Total			6,046

For screen metallic fire assaying, typically, a much larger than normal sample size is pulverized, and then sieved, to collect a coarse fraction containing any large pieces of native metal.  The total weight of the coarse fraction and a representative portion of the fine fraction are then assayed.  Intermediate results are reported for each fraction and a final assay is determined for the weighted average of the fractions.

At Fruta del Norte a total of 540 samples have been repeated by the screen metallic fire assay method.  Of these, 46 samples came from hole CP-06-51, 147 samples from hole CP-06-57 and 109 samples from hole CP-06-66.  The method used involved riffle splitting of 1 kg of coarse reject, followed by pulverizing and dry sieving through a 100 µm screen.  The entire coarse fraction was then weighed and fire assayed and duplicate fire assays were completed on the fine fraction.

The screen metallic assay results generally correlate reasonably well with the original 30 g and 50 g fire assays.  There appears to be a slight high bias towards the screen metallic assays, indicating that the nugget effect may result in the regular fire assays slightly under reporting the contained metal.

With the high grade outliers (>20 g/t Au) taken out, a statistical data review indicates that screen metallic fire assaying reports 3.6% higher than conventional fire assaying. However, when the coarse and fine fraction assays are compared, the lower range assays (up to about 10 g/t Au) have a similar proportion of gold reporting to the fine and coarse fractions, indicating little or no coarse gold.  Over 10 g/t Au a higher proportion of the gold reports to the coarse fraction, indicating that coarse gold is responsible for many of the high-grade assays.

These results combined with the good repeatability of the duplicate and repeated samples indicate that the much of the gold in the Fruta del Norte system is relatively fine with some coarser gold present in the higher-grade samples.

13.6	Databases

Project data are stored in various digital files.  Geological logs were hand-entered into a Microsoft Access database.  All drill logs were scanned.

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All collar coordinate data was transferred digitally from the Topcon and later Sokia survey instruments directly to the Access database.

Downhole survey data from Flexit and EZtrac instruments were downloaded directly from the instruments to the Access database.  Only early Sperry Sun downhole data was entered manually to the database.

Assay data were imported directly from electronic files provided by the assay laboratory.  Sample intervals and QA/QC data are printed and manually checked by a second geologist, one who did not enter the original data.  Both the data entry geologist and the data checking geologist must sign off on a file cover sheet prior to data integration into the server.  As an additional check the raw assay data are manually merged with the sample intervals and the computer-calculated weighted average intervals are checked by a manual calculation in Excel.  Original assay certificates from the laboratory are also spot-checked against assays reported in the spreadsheet format.  Assay data are also checked visually against mineralization in the drill core.  Digital copies of the assay certificates are held at the Las Peñas camp.

Data from the Access database were regularly checked by database administrators.  These checks included running the database through Gemcom software which has utilities for verifying database integrity, checking for inconsistencies such as missing entries, crossed from/to intervals and improper coding of lithologies or other descriptive elements.

All digital information was backed up monthly at Las Peñas camp and copied to head office, where digital data are regularly backed up in compliance with internal company control procedures.

13.7	Sample Storage

All sample rejects (including samples prepared by Inspectorate Services) are permanently stored at the ALS Chemex laboratory storage facility in Quito.  Pulps are stored for 90 days at ALS Chemex, Vancouver or Inspectorate Services, Lima.

The remaining Climax half core was stored on site, and then moved at an unknown time by Amlatminas to locked facilities in Los Encuentros where it remains today under the control of Aurelian.  Procedures used by Climax to ensure the integrity of core samples during drilling are unknown.

Mineralized half and quarter core retained after analysis and sampling for all holes is presently stored in permanent and non-permanent core storage facilities at the project site. The non permanent facility comprises wooden core sheds with aluminium roofs.

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Upgrading the core storage facilities is a prime objective for the project site, construction of a second large permanent core storage facility is planned for 2010.

13.8	Sample Security

All drill samples collected on the Project were under direct supervision of Aurelian’s staff up to the moment where they were delivered to laboratory staff.

Chain of custody procedures consisted of filling out sample submittal forms that were sent to the laboratory with sample shipments to make certain that all samples were received by the laboratory.

13.9	Comment on Section 13

In the opinion of the QP, the following conclusions can be reached for the sample preparation, analysis, QA/QC and sample security aspects of the Project:

●
Geochemical sampling covered sufficient area and was adequately spaced to generate first-order geochemical anomalies, and thus is representative of first-pass exploration sampling.  Sample locations are presented in figures that were included in the previous technical reports listed in Section 2.4.

●
Drill sampling has been adequately spaced to first define, then infill, gold anomalies to produce prospect-scale and deposit-scale drill data.  The drill collar spacing ranges from 50 m x 50 m to 50 m x 25 m at Fruta del Norte.

●
Sample preparation for core samples has followed a similar procedure for the Aurelian core samples.  Preparation procedures are in line with industry-standard methods, and suitable for the epithermal gold and silver deposit style.

●
Aurelian’s program comprised insertion of blank, duplicate and CRM samples.  The QA/QC program results do not indicate any problems with the analytical programs, therefore the gold and silver analyses from the core drilling are suitable for inclusion in Mineral Resource estimation.

●
Data used to support Mineral Resource estimates have subject to validation, using inbuilt software program triggers that automatically check data for a range of data entry errors.  Verification checks on surveys, collar co-ordinates, lithology, and assay data.  The checks are appropriate, and consistent with industry standards;

●
Sample security has relied upon the fact that the samples were always attended or locked in appropriate sample storage areas prior to dispatch to the sample preparation facility.  Chain-of-custody procedures consist of filling out sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples are received by the laboratory;

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●	Current sample storage procedures and storage areas are consistent with industry standards.

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14.0	DATA VERIFICATION

A number of verification checks have been performed on data collected from the Project.

14.1	Laboratory Checks

As part of its own due diligence, Aurelian personnel visited and audited the ALS Chemex preparation laboratory in Quito on April 16, 2005.  The procedures and equipment used were checked and the cleaning systems and organization reviewed.  Aurelian found the laboratory:

“to be of a high standard and no cleanliness or contamination issues were identified”.

14.2	Verification in Support of Technical Reports

A number of external consultants and consultancies have reviewed Project data, and made recommendations for future work.  Aurelian subsequently implemented the recommendations, or placed the areas noted under review.

14.2.1	Barron, 2002

Mineralized rocks at the Las Peñas, Aguas Mesas North, Aguas Mesas South and Emperador South prospects were rock chip and grab sampled during visits by K.M. Barron, P.Geo. to the Cordillera del Condor property in June and October 2002.  No record of the number of samples taken is available, but Stewart (2003) reports selected assay results for at least 31 samples.  Sample tenor is similar to that generated in Aurelian rock chip sampling programs.

14.2.2	Stewart, 2003

Stewart (2003) conducted spot checks of stream, rock chip, and core sample records with notable gold concentrations in the Aurelian geochemical database against original Climax assay certificates.  Minor errors were encountered, but overall the database was considered to be reliable.  Stewart recommended additional spot checks and/or a more thorough inspection of the database against the original certificates to ensure the database was as error-free as possible.

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14.2.3	Micon, 2005 (Hennessey and Puritch, 2005)

QA/QC Review

Micon reviewed the QA/QC data available.  Conclusions were:

●
Results for the analysis of 137 blank samples indicated that the cleaning of equipment between samples at ALS Chemex was generally acceptable, with very little carry over of mineralization from one pulp to the next;

●
A total of 29 half-core field duplicates were analysed.  The results were analyzed statistically and produced a Spearman rank correlation coefficient of 0.95753 (1.000 is perfect reproducibility).  This result was considered acceptable;

●
A total of 56 samples had second pulps made from the coarse reject material of the primary crushing stage. These were analyzed statistically and produced a Spearman rank coefficient of 0.996136 which suggested a high degree of reproducibility.  However, when only the six samples containing >0.5 g/t Au were considered the coefficient dropped to 0.8857.  Micon noted that because these higher grade samples are less well correlated there is the suggestion of nuggety gold in some samples.  However, Micon concluded that the nugget effect was not pronounced and was not considered material for the 2005 evaluation program;

●
CRMs were inserted in the sample stream at a frequency of approximately every 22 samples.  Unfortunately in the course of the program two bulk shipments of CRM sachets, sent by NRC Canada, were lost in transit and not recovered.  Rather than halt the drilling program, it was decided to proceed without CRMs for some drill holes.  Blanks, rejects, and duplicate surveillance continued as normal.  The Bonza–Las Peñas CRM program yielded a mean gold content of 3.0519 g/t Au and a mean silver content of 0.437 ppm Ag.  Graphs prepared for the gold data indicated three potential outlier samples; the most extreme was noted to come from a conglomerate sample that was not considered to be in the zone of mineralization, and therefore not significant.  Evaluation of the silver data indicated the silver CRM values were consistently under-reported, but not significantly so.  The precision and reproducibility of assays was considered adequate.

Twin Hole

Aurelian twinned Climax core hole LZD-02 with Aurelian drill hole CP-04-03 in order to verify Climax’s results.  The Climax hole returned a downhole intercept 115 m at 1.58 g/t gold and the Aurelian hole returned an intercept of 110 m of 2.23 g/t Au.

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Micon considered that examination of the results from individual mineralized intervals was not particularly instructive because the sampling interval positions and widths did not exactly correspond.  In addition, Climax sampled material in the upper portions of the hole that was considered by Aurelian to be overburden and not valid for sampling. Nevertheless, when gold analyses were graphed by Micon along the length of the drill holes, the highs and lows corresponded reasonably well.

Micon noted that the Aurelian analytical results are moderately higher than the Climax analyses, and attributed this to use of the triple-tube core barrels to improve sample recovery in the Aurelian drill programs.  One very high assay of 55.8 g/t Au in CP-04-03 did not appear in LZD-02.  According to Montes (1998) the recovery by Connors Drilling was particularly poor, with fine matrix material washed out of the core from gouge zones.  Micon notes that this winnowing effect may have eliminated some of the fine pyrite associated with gold mineralization.

Database Checks

The database used to support the 2005 Mineral Resource estimate was manually checked for entry errors of analytical and survey results as well as for inconsistent sample lengths or non standard coding.

Aurelian staff checked 100% of the entries to the database from the 2004 drill program results. The database was checked for compliance with the required format prior to submission to Eugene Puritch for use in Gemcom.  Assay entry was checked from original assay certificates, as were from/to intervals and lithological codes from the original drill logs.

An additional check was provided by the Gemcom software which has utilities for verifying database integrity such as missing entries, crossed from/to intervals and improper coding of lithologies or other descriptive elements.  These utilities were used to ensure database integrity after all drill program data was compiled and prior to its use in the 2005 Mineral Resource estimate.

Review of Drill Core

A review of mineralized core conducted by Micon during the site visit supporting the 2005 technical report in Micon’s opinion clearly showed the presence of extensive sulphide mineralization in a hydrothermally altered rock consistent with the mineralization descriptions in drill logs for the Bonza–Las Peñas area.  Pyrite (marcasite?) and minor base metal sulphides were clearly visible in drill core.  However, visible native gold was very rare.

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14.2.4	Micon, 2007 (Hennessey and Stewart, 2007)

QA/QC Review

Micon reviewed the data collection methodologies and QA/QC data available in support of preparation of a technical report.  Conclusions were:

●
Sampling was conducted in accordance with industry standards.  There were no known drilling, sampling, or recovery issues that could affect the accuracy and reliability of results.  Micon was not aware of any issues which would have led to material problems with regard to representativeness or biases in the samples;

●	Aurelian used industry-standard sample preparation, security and analytical procedures appropriate for the situation at Fruta del Norte;

●
Micon reviewed the QA/QC procedures used by, and the resulting reactions of, Aurelian’s technical staff for the exploration activity at the Fruta del Norte deposit.  This review included an examination the control charts used for the monitoring of analytical results from duplicate, check and CRMs.  No material problems were identified which had not already been addressed by Aurelian;

●
Micon concluded that Aurelian was conducting an industry-standard QA/QC program in conjunction with its sampling and assaying of Fruta del Norte core.  The program was generating analytical results of suitable quality for use in an NI 43-101-compliant Mineral Resource estimate although Micon recommended that more data should be collected before such an estimate was attempted for the Fruta del Norte deposit.  The mineralized domains needed to be better defined.  Micon noted that despite the apparent limited increase in assay values for the screen metallics assaying, Aurelian could find it advantageous to complete such assays on any sample with visible gold, or perhaps, those samples with results higher than, for example, 10 g/t Au.

Review of Drill Core

Micon examined the full length of the mineralized sections of several of the early, and later, drill holes at Fruta del Norte.  The inspection was conducted in order to review the geological model being presented and confirm the presence of gold by visual means.  Numerous examples of visible gold and suspected electrum were encountered in the drill holes.  No inconsistencies were noted.

Micon also collected several duplicate quarter-core samples and submitted them for analysis to confirm the presence of gold and mineralization tenor.  The Micon check sampling program, although very limited in scale, confirmed the presence of gold in the approximate grade ranges reported by Aurelian.

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Other Data Checks

Micon reviewed the population distributions of gold values in the defined mineralization domains.  In general, distribution in the domains was found to consist of a single log-normal population, although two domains in the 2007 estimation had insufficient data for meaningful statistical analysis.  Micon noted that in the three domains which had sufficient assays for analysis it appeared appropriate to cut less than 1% of the gold assays.  This was an indication, in Micon’s opinion, that the sample preparation methods used were doing a reasonably good job of addressing nugget effect.

14.2.5	Micon, 2008 (Hennessey et al., 2008)

QA/QC

Micon reviewed the QA/QC procedures used by, and the resulting reactions of, Aurelian’s technical staff for the exploration activity at the Fruta del Norte deposit.  This review included an examination of the control charts used for the monitoring of analytical results from duplicate, check and CRM assays as well as the methods by which they were constructed and the source data.  No material problems were identified which had not already been addressed by Aurelian.

Database Checks

Micon obtained electronic versions of the original assay certificates for the Fruta del Norte database, in the form of locked PDF files.  These records were used to spot check entries into the data base.  In total the database used for the 2007 Mineral Resource estimation contained 21,642 assay records of which 2,199 were checked against original records.  This represents somewhat over 10% of the total database.

Assays from both inside and outside of the modelled domains (FDN-1 to FDN-4) were checked.  No material data entry errors were discovered.

In addition the database was checked for correct entry of detection limit assays (i.e. those reported as <0.005 g/t Au or <0.2 Ag).  These results are delivered as text entries and need to be changed to numeric ones.  It was decided to use half of the detection limit as the value to be used for these results.  Only a few minor errors were discovered, all of which were outside of the modelled domains, and were corrected.

Other Data Checks

The analyses of the four mineralization domains showed that they contain one or two lognormally-distributed populations of data with relatively few outlier values.  Micon noted that in the four domains it appeared appropriate to cut less than 1% of the gold assays.  This was an indication, in Micon’s opinion, that the sample preparation methods used were doing a reasonably good job of addressing nugget effect.

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Micon noted that sufficient additional data had been collected to support Mineral Resource estimation at Fruta del Norte.

14.3	Verification in Support of 2009 Technical Report

14.3.1	Twin Hole

Due to technical difficulties encountered in drilling hole CP-07-132, the hole was lost in mineralization at a depth of 261.77 m.  The rig was moved 2 m north and the hole was re-drilled as CP-07-137, which achieved its target depth.  This resulted in a “twin” intercept of 135 m of mineralization.  Grade correlation between the two holes is considered to be reasonably good, considering the nature of the mineralized system, until CP-07-137 drilled into a high grade zone at 245 m with 14 out of 16 samples >10 g/t Au, 5 samples >50 g/t Au and one sample assaying 1,135 g/t Au.  At the same depth CP-07-132 also drilled into high grade with 11 out of 16 samples >10 g/t Au, but with a maximum of only 34.8 g/t Au.

It should be noted that the two holes had different core sizes for most of the interval, with hole CP-07-132 changing from NQ to HQ at 153 m and CP-07-137 changing at 253 m.

14.3.2	Scissor Hole

In order to provide additional pierce point data, Aurelian drilled 10 “scissor holes” in the area that is the subject of the current mine plan.  An example core hole, CP-06-63, on section 9583400N was designed with an azimuth of 270° and a dip of -63° at the collar.  The hole flattened significantly finishing with a dip of -52.5° at 590 m, the end of the hole.

The geology and grades seen in the drill hole correlate well with mineralization intercepted in the three easterly orientated holes on that section (CP-06-57, CP-06-58 and CP-06-59). Within the upper section of the scissor hole vein orientations are typically mixed, indicating the zone is a typical stockwork/breccia zone.  At depth, however, the scissor hole had a greater number of veins sub-parallel to the core axis.  The current interpretation of the lower part of the system is that it has more sheeted veins that dip west and feed the upper more brecciated zone.  The evidence indicates that the scissor hole was drilling down-dip.

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It was concluded therefore that in order to optimally intercept veins at a high angle to core axis (the preferred orientation for sampling), the drilling of 090°-oriented holes is preferred over those orientated 270°

14.3.3	Quarter Core Check Samples

Aurelian collected five check samples of quarter core from holes CP-06-51 and CP-06-52.  The samples were collected and sealed in plastic sample bags, with marked, single-use cable ties.  The samples were given independent sample numbers and personally delivered to the ALS Chemex laboratory in Quito while maintaining full chain-of-custody for them.  The results of those assays compared to the original results from the same locations are summarized in Table 14-1.

14.3.4	Review of Analytical Results for Silver, Generated by ICP Methods

To test for bias between silver results generated by ICP, which employs a very small aliquot for analysis, typically about 0.25 g, and AAS, where a larger aliquot is analyzed, a check sampling program was set up with 112 samples being analyzed by ALS Chemex for silver by ME-ICP41 and also by 50 g fire assay.  Some noise was noted around the lower limit of detection (below 10 g/t) and a slight high bias to the ICP results was confirmed in this grade range, but this is not considered to be a material problem with the use of low-grade ICP silver results.

14.3.5	Data Validation

All data in the Fruta del Norte database is routinely checked and validated by Aurelian’s database administrators prior to its use or release.  These checks include running the database through Gemcom software which has utilities for verifying database integrity, checking for inconsistencies such as missing entries, crossed from/to intervals and improper coding of lithologies or other descriptive elements.

In addition, all sample intervals and QA/QC data are printed and manually checked by a second geologist who did not enter the original data.  Both the data entry geologist and the data checking geologist must sign off on a file cover sheet prior to data integration into the server.  As an additional check the raw assay data are manually merged with the sample intervals and the computer-calculated weighted average intervals are checked by a manual calculation in Excel.  Original assay certificates from the laboratory are also spot-checked against assays reported in the spreadsheet format.  Digital copies of the assay certificates are held at camp.

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Table 14-1:  Quarter Core Check Analysis Results

Hole Number	From (m)	To (m)	Original Sample Number	Original Assay		Check Sample Number	Check Assay
				Au (g/t)	Ag (g/t)		Au (g/t)	Ag (g/t)
CP-06-51	205.7	206.7	158816	6.25	5.7	117580	7.02	5.3
CP-06-51	227.9	228.9	158843	7.94	17.8	117581	6.31	18.8
CP-06-51	331.0	332.0	158961	3.28	7.7	117582	4.29	7.4
CP-06-52	281.9	282.9	159193	8.18	2.6	117583	7.39	2.0
CP-06-52	314.9	315.9	159235	3.78	2.6	117584	3.56	2.2

Assay data are also checked visually against mineralization in the drill core.  This includes both grade correlation with the vein/alteration intensity and the correlation of visible gold with high grade assays.  If high grade assays (approximately 50 g/t Au or greater) are received and no visible gold was logged, the core is re-inspected.  A very high percentage of these inspections have resulted in the observation of visible gold missed in the original logging.

14.3.6	Downhole Survey Instrument QA/QC Checks

To check the accuracy of the downhole surveying instruments, a PVC pipe was cemented into a permanent orientation on a concrete mount outside the office at Peñas camp.  This pipe replicated a drill hole (azimuth 090°, dip 60°), where the orientation was established in 2006 using a Total Station survey instrument.  The two downhole survey instruments (EZ-Track and Flexit) used for downhole surveying in 2007 and 2008 were checked at regular intervals to confirm their accuracy and precision.

14.4	Comment on Section 14

The process of data verification for the Project has been performed by Kinross and Aurelian personnel and external consultancies contracted by those companies.

The QP, who relies upon this work, has reviewed the reports and is of the opinion that the data verification programs undertaken on the data collected from the Project adequately support the geological interpretations, the analytical and database quality, and therefore support the use of the data in Mineral Resource estimation and in mine planning, based on the following:

●	No sample biases were identified from the QA/QC programs undertaken by Aurelian;

●	Sample data collected adequately reflect deposit dimensions, true widths of mineralization, and the style of deposit;

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●
External reviews of the database have been undertaken in 2005, and 2007, producing independent assessments of the database quality.  Aurelian subsequently implemented the recommendations from the database reviews, or placed the areas noted under review;

●
An internal Kinross review of the database was performed in support of the 2009 Technical Report.  No significant problems with the database, sampling protocols, flowsheets, check analysis program, or data storage were noted;

●	Drill data are typically verified prior to Mineral Resource estimation, by running a software program check;

●	No validations of deviations within downhole survey data are completed.

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15.0	ADJACENT PROPERTIES

There are no properties that are adjacent to the La Zarza concession within the Project that are at an advanced stage of development.

Regionally the mineralized corridor of the Cordillera del Condor and contiguous Corriente Copper Belt consists of numerous porphyry copper, copper–gold skarn, and epithermal gold–silver deposits.  Nearby mineralized districts with significant production or resource potential include the Nambija gold skarn (approximately 30 km west of Fruta del Norte), the Mirador porphyry copper–gold deposit (about 20 km northeast of Fruta del Norte) and the Chinapintza–Jerusalem epithermal gold–silver systems (some 30 km south of Fruta del Norte).

The QP has not verified the following information on the Mirador project, and has relied upon cited reports in the public domain and corporate websites for the data presented.  Mineralization, Mineral Resources, and Mineral Reserves discussed are not necessarily indicative of the mineralization and Mineral Resources within the Fruta del Norte deposit.

The Mirador project, operated by Corriente Resources Inc., is at an advanced evaluation stage, with a positive feasibility study completed on the economics of a 30,000 t/d operation in 2008 that was based on total Measured and Indicated Mineral Resources of 181 Mt grading 0.62% Cu, 199 ppb Au and 1.63 g/t Ag, reported to a 0.4% Cu cut-off grade (Drobe et al., 2008).  Corriente (2009) notes that the feasibility study utilized about 41% of the total Measured and Indicated Mineral Resource delineated for the Mirador deposit, and does not consider additional mineralization at the Mirador North deposit.

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16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

16.1	Metallurgical Testwork 2006–2007

The first round of metallurgical testwork on the Project was completed by SGS Lakefield, Ontario, Canada, under the supervision of Micon.  SGS Lakefield is independent of Kinross and Aurelian and is a well-respected international metallurgical testing facility.

The first phase of metallurgical testing (September–December, 2006) included a series of preliminary tests on five composite samples representing five zones of mineralization identified earlier at Fruta del Norte.  The metallurgical program comprised Bond ball work index determinations, preliminary leach tests, preliminary gravity separation tests and preliminary flotation tests.  This phase of work also included a preliminary mineralogical study of the five composite samples.

The second phase of testing (February–June 2007) was planned to glean a better understanding of the metallurgical characteristics of the mineralization.  The main purpose of the Phase 2 testwork program was to investigate the metallurgical response of the Fruta del Norte mineralization to leaching following oxidation pre-treatment.  The pre-treatment processes that were tested on a bulk flotation concentrate prepared from the Phase 2 composite sample included ultra-fine grinding, high pressure oxidation, bacterial oxidation and roasting.

Key findings from the two phases of testwork were:

●	Conventional cyanide leach testwork indicated that mineralization is moderately refractory. The refractory portion of the gold is primarily tied up pyrite and minor marcasite;

●	Fine grinding of flotation concentrate gave only minimal improvement in gold and silver recoveries; the Bond work indices suggest relatively high unit power consumption for grinding;

●	Testing of the mineralization indicates that it is not preg-robbing, so roasting will not be a design consideration;

●	Pre-treatment of sulphide refractory ores can be applied to the ground mineralization or to a flotation concentrate;

●	Expected gold recoveries would be around 10% to 20% by gravity concentration, 5% to 15% by flotation tailings leaching and 70% to 80% by the pre-oxidation and leaching of the flotation concentrate;

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●	Expected silver recoveries would be 0% to 8% by gravity concentration, 5% to 15% by flotation tailings leaching and 30% to 75% by the pre-oxidation leaching.

16.2	Metallurgical Testwork 2008–2009

Metallurgical test programs were carried out by SGS Lakefield, G&T Metallurgical Services (G&T), Knelson Research & Technology (Knelson) and FLSmidth.  All of the laboratories are well-respected international metallurgical testing facilities, and are independent of Kinross.

SGS conducted most of the test programs including sample characterization, grindability testing and simulation studies, gravity recovery, flotation optimization, cyanide destruction, tailings characterization and paste strength testing.  G&T performed gravity recovery and whole ore leach testing.  Knelson conducted gravity recovery and modeling studies, and FLSmidth performed thickening and filtration testing.

Testwork was completed to support trade-off studies including whole ore leaching, flotation concentrate bio-oxidation, pressure oxidation and roasting, as well as whole ore pressure oxidation that are discussed in Section 16.2.

16.2.1	Sample Characterization

The chemical composition of the seven primary test samples, comprising a bulk sulphide flotation concentrate and six whole ore samples, including one oxide sample, was determined using a combination of head assay, ICP scan composition and whole rock analysis.  Results indicated:

●
The gold and silver content of the bulk sulphide flotation concentrate were relatively low at 23.8 g/t and 33.0 g/t, respectively. There was a significant amount of mercury present, but only small concentrations of arsenic and graphitic carbon in the concentrate.  The primary diluent in the concentrate is SiO2 (silica), which assayed 64.7%.  CaO and MgO constituents could indicate the presence of acid consuming carbonate minerals, but the concentrations were relatively low;

●
Precious metals head grades for all whole ore samples were in a relatively close range of 8.73–10.9 g/t Au and 10.3–15.9 g/t Ag, with FDN-2 having the highest gold grade and FDN-1 with the highest silver grade.  Total sulphur assays varied from 0.78% to 2.88% and sulphide sulphur assays from 0.65% to 2.65%.  Other notable assays included the relatively high carbonate content in FDN-1 of 1.95% followed by the carbonate content in FDN-4 of 0.64%.  FDN-1 had 0.15% total organic content, which could be a preg-robbing constituent.  FDN-3 had an elevated mercury assay of 4.9 g/t, while FDN-2 had the highest arsenic assay at 170 g/t.  ICP data indicated the presence of minor base metal elements in the form of elevated zinc, antimony and copper values.  All zones are high in silica (SiO2) content with FDN-4 the highest at 83.1%.

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16.2.2	Mineralogy

Mineralogy studies were performed on the bulk sulphide flotation concentrate and the four zone composites using a combination of optical microscopy, X-Ray diffraction (XRD), QEMScan (automated scanning electron microscopy), SEM (scanning electron microscope) and electron microprobe analysis.  Gold deportment was checked using heavy liquid separation and superpanning.  Results were:

●
The flotation sample, using XRD, indicated the primary mineral was quartz, followed by pyrite, mica and K-feldspar, with lesser plagioclase, and traces of galena, sphalerite, marcasite, chalcopyrite, pyrrhotite, arsenopyrite, chalcocite, covellite, magnetite, hematite, and rutile.  QEMScan analysis confirmed that quartz was the major mineral by constituent and pyrite the main sulphide mineral.  Gold grain sizes measured ranged from 1 µm to 106 µm in size with an average size of 8 µm.  About 85.8% of the visible gold should be extractable by direct leaching, which would not account for sub-microscopic (invisible) gold.  Gold occurs in the form of electrum and native gold;

●
The major constituent in all whole-ore composites is quartz which comprises more than 30% of the mineral content.  The next most common minerals are K-feldspar and mica, followed by pyrite, chlorite, calcite, and manganite.  Trace amounts of galena, sphalerite, chalcopyrite, arsenopyrite, barite, anatase, calcite, native gold, electrum, petzite, hessite, acanthite, Ag-tetrahedrite, tetrahedrite, pyrargyrite, mangolite, freibergite and tellurium were noted in the XRD analysis.  The QEMScan analysis indicated that silicate minerals dominated the mineral mass in all zone composites.  Pyrite was the predominant sulfide mineral in all zone composites.  More than 75% of the pyrite content was liberated in the FDN-1 and FDN-3 composites, while pyrite liberation in FDN-2 and FDN-4 was estimated at 55-63%.  The major gold minerals in all four composites were electrum and native gold, with the silver content varying from 22% to 33%.  The major silver mineral in FDN-1 was hessite which contained an average of approximately 63% Ag, whereas silver-tetrahedrite was the major silver carrier in addition to electrum in FDN-2, FDN-3 and FDN-4.  FDN-1 had the highest percentage of liberated gold with 45%, followed by FDN-4 (35%), FDN-2 (25%) and FDN-3 (24%).  Based on this gold deportment, SGS postulated that the liberated gold could be recovered by gravity, gold associated with sulphides could be recovered by flotation and gold associated with non-sulphide gangue could be liberated with finer grinding.

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16.2.3	Grinding Studies

The four FDN zone composites were evaluated using semi-autogenous grind (SAG) mill comminution (SMC) and Bond ball mill grindability test procedures to determine the SAG and ball mill grinding characteristics.  Bond abrasion tests were also performed on each composite to assess grinding steel wear rates.  Results were:

●
The SMC A x b value, which is a measurement of impact breakage resistance, was lowest for FDN-1 at 44.5.  The next lowest A x b value was for composite FDN-2 at 56.7.  Based on the JK Tech database, the A x b values for the 4 composites ranged from the 46th percentile in hardness for FDN-1 to a low of 13th percentile for FDN-4. The FDN-1 composite are considered as medium in impact breakage resistance, while the other 3 composites are classified as soft;

●	Bond ball mill work indices ball ranged from a low of 16.7 kWh/t for FDN-1 to a high of 22.2 kWh/t for FDN-3. FDN-1 is considered as moderately hard, while FDN-2, 3 and 4 are considered as very hard;

●	The Bond abrasion index values for the 4 composites varied from 0.347 grams to 0.517 grams and are all considered as abrasive;

●	Composite relative densities were in a tight range from 2.60 to 2.70 with FDN-1 having the highest value and FDN-3 the lowest.

The lowest A x b value for FDN-1 at 44.5 and the highest Bond ball mill work index at 22.0 kWh/t were used in the circuit simulation studies to ensure the circuit capacity would be neither SAG mill nor ball mill limited.

Simulation studies were performed with three plant throughput rates (3,000, 5,000 and 7,000 t/d) at four different grind sizes (P80 sizes of 105 µm, 74 µm, 53 µm and 44 µm) and two grinding circuit configurations (with and without pebble crushing).  Based on these studies, a pebble crusher was included in the process design circuit.

16.2.4	Gravity Recovery

Three separate gravity recovery test programs were carried out.

Work by Knelson indicated that gravity recoverable gold was 32.7%, while the gravity recoverable silver was 19.9% for the composite sample tested.  The highest stage gravity recoveries for both gold (15.9%) and silver (8.7%) were in the third stage with a feed size P80 of 98 µm.

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G&T performed tests on a special 50:50 FDN-1 and FDN-2 zone composite, designed as a special whole ore leach/whole ore pressure oxidation (POX) composite.  Gold and silver recoveries into the gravity concentrate were 25.6% and 11.6%, respectively.  Concentrate from the gravity test on the special composite was subsequently processed by intensive leaching.  Gold and silver extractions from the gravity concentrate were 92.9% and 81.6%, respectively.  Combining these extractions with the gravity gold recoveries produced overall gold and silver recoveries of 23.8% and 9.5%, respectively.

SGS Lakefield conducted gravity tests on the 50:50 FDN-1 and FDN-2 zone composite.  The combined gravity gold and silver recoveries were 22.7% and 10.3%, respectively.  Two additional gravity tests were performed to generate additional gravity tails products for POX optimization testing.  The results indicate a higher mass pull of 0.88% produced a highest gravity gold recovery of 26.6%.  Intensive leach gold and silver recoveries were 96.4% and 83.0%, respectively, while the combined gravity/intensive leach recoveries were 25.6% for gold and 8.3% for silver.

Gravity circuit modeling studies were conducted to evaluate gravity recovery alternatives at different ball mill circulating loads.  The higher circulating load of 500% was selected as the more conservative value to use for the gravity circuit.  The expected gravity gold and silver recoveries with this circuit are 20% and 5.8%, respectively.

16.2.5	Oxidation Testing

Oxidation testing, performed by SGS Lakefield on the 50:50 FDN-1 and FDN-2 composite, included evaluation of whole ore POX and flotation concentrate oxidation via POX, roasting or bio-oxidation.

A total of 10 initial whole-ore POX tests evaluated the effect of major process variables including temperature, autoclave retention time, grind size, hot cure, lime boil, and full (bulk) neutralization.  Results from Test 18 were considered suitable for trade-off study purposes, and included a grind size P80 of 59 µm, 200°C operating temperature, 60 minute autoclave retention time and hot cure plus lime boil.  The overall (gravity + CIL) whole ore POX estimated recoveries for the trade-off study were 96.0% for gold and 93.5% for silver,

Six flotation concentrate POX tests were run at the “as is” feed size P80 of 77 µm and 24.4% solids pulp density at two different temperatures (200°C, 225°C) and two different autoclave retention times (60 minutes, 90 minutes).  Test 2 results were considered suitable for trade-off study purposes.  The overall (gravity + Conc. POX CIL + flotation tails CIL) gold and silver recoveries estimated for the trade-off study were 91.5% and 87.1%, respectively.

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Two roasting tests were completed for the trade-off study.  The tests were run to provide a preliminary indication of the potential for roasting oxidation treatment of the G&T pilot plant flotation concentrate.  Tests were performed in a muffle furnace pre-heated to 500°C; the feed size P80 was at the “as received” size of ~80 µm, the roasting retention temperature was two hours and the rabbling (mixing) frequency was four per hour.  Test R2 results were considered suitable for trade-off study purposes.  The overall (gravity + Conc. Roast CIL + flotation tails CIL) gold and silver recoveries estimated for the trade-off study were 86.4% and 46.8%, respectively

16.2.6	Concentrate Bio-Oxidation

SGS Lakefield conducted concentrate bio-oxidation testing using the Gold Fields proprietary BIOX® process.  Initially, six amenability tests were performed on the flotation concentrate to determine the metallurgical response to bio-oxidation at varying treatment retention times.  Retention times tested included five, 10, 15, 20 and 30 days, with two tests completed at 30 days.  The objective of this initial series of tests was to determine the optimum oxidation time in terms of sulphur oxidation and gold/silver CIL extraction to use in a larger BIOX® test that would be used for downstream process development testing.  Based on the sulphur oxidation and gold/silver extractions from CIL treatment, a bio-oxidation retention time of 16 days was selected as optimum.

A large batch of flotation concentrate was processed in two 50 L reactors with 16 days of BIOX® treatment to generate the oxidized product for further process development testing.  Other process conditions used in these two larger scale reactors included: pulp density of 20.1% solids, 2,900 ml of inoculum addition, pH of 1.5–1.8 and a constant temperature of 40°C.  Sulfide sulphur oxidation was very good as the oxidized solids residue assayed less than 0.22% S-2.

Following the production of oxidized product, ten additional CIL tests were performed on this material to determine the optimum conditions.  Optimum results were produced from Test 8, and included a 24 hour retention time.  Test 8 results were considered suitable for trade-off study purposes.  The overall (gravity + Conc. BIOX CIL + flotation tails CIL) gold and silver recoveries estimated for the trade-off study were 90.8% and 71.5%, respectively.

16.2.7	Cyanide Destruction Studies

Testing to remove cyanide from the leach residue was conducted at SGS Lakefield.  For all trade-off processing options the target CNwad concentration to the tailings impoundment was <10 mg/L.

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Alternatives evaluated in the test work and technical study for treatment of combined CIL tailings included SO2/Air, Caro’s acid and aging (to produce ionic hydrolysis).  SO2/Air was the treatment method of choice for the CIL tailings in all trade-off study processing options, and Caro’s acid and solution aging were the treatment methods recommended for use for thiocyanate (SCN) and cyanate (CNO) destruction in the process make-up water for the bio-oxidation option.

16.2.8	Thickening and Filtration Testing

Thickening and filtration test work was completed by FLSmidth on a variety of FDN samples.  The samples tested were to represent various process streams from the five options in the trade-off study.  The thickening test work included initial flocculant screening tests, flux testing to determine optimum thickener feed density followed by 2 L static cylinder tests, and finally continuous fill deep tube tests to determine thickener unit area requirements and design underflow densities.  Rheology testing was also completed on the thickener product to determine rake torque requirements and underflow manageability.

Pressure and vacuum filtration testing were completed by FLSmidth to determine filter area requirements and performance for the flotation concentrate and the paste plant.

16.2.9	Tailings Characterization Testing

SGS Lakefield performed a standard settling test, drained settling test, Atterberg limits, particle size distribution, specific gravity, and cyanide destruction effluent detailed analysis on the whole ore POX cyanide destruction product in support of tailings dam design.

16.2.10	Whole Ore POX Optimization Studies

Whole ore POX optimization studies were carried out following the conclusions of the trade-off study work.

Whole ore POX optimization batch test work completed by SGS Lakefield was designed to study the effect of various design parameters, including temperature, autoclave retention time and grind size on sulphide sulphur oxidation and gold and silver recoveries.  Results included:

●	Optimal grind size is 59 µm;

●	Adding the gravity concentrate intensive leach residue to the POX feed (as would be done in the actual plant), increases the overall gold recovery from 95% to 96%;

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●	Bulk neutralization with upfront lime addition is more effective for gold and silver recoveries in the downstream CIL process;

●	Hot cure is not effective for downstream gold and silver recovery in the Fruta del Norte process;

●	Slightly more favourable gold and silver recoveries resulted from shortening the retention time, but with an elevated operating temperature.

16.2.11	Trade-off Studies

The Hatch Autoclave Technology group completed a trade-off study using whole ore leaching, whole ore POX, and flotation concentrate oxidation by POX, bio-oxidation or roasting as options for future process design.  Three plant throughput rates of 3,000, 5,000 and 7,000 t/d were assessed in the study.

Metallurgical test work showed that an oxidation step could significantly improve the overall gold recovery of the mineralization due to its refractory nature.  The test work results showed that whole ore POX had the highest overall gold recovery (95%) among the four oxidation options studied in the trade-off study due to the elimination of the flotation step.  Despite the highest capital cost, and because project economics are dependent on gold recoveries and gold prices, whole ore POX resulted in the highest net present value (NPV) for the three plant throughputs evaluated.

As a result, the life-of-mine metallurgical recoveries used to constrain Mineral Resources were developed using an assumed whole ore POX process route.

16.3	Comment on Section 16

In the opinion of the QP, the metallurgical test work conducted to date supports the declaration of Mineral Resources based on the following:

●	Tests were performed on samples that were representative of the mineralization;

●	The metallurgical testwork completed on the Project indicates that whole ore pressure oxidation (POX) may be an appropriate process route;

●	Life-of-mine gold recovery is estimated at 94.9%, whereas silver recovery is estimated at 62.9%.

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17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The Mineral Resource estimates were prepared under the direction of Don Cameron, a Kinross employee.  The Qualified Person for the estimate is Robert Henderson, P.Eng., a Kinross employee.  The Mineral Resource estimate has an effective date of 31 December 2009.

Estimates were prepared with reference to the Canadian Institute of Mining Metallurgy and Petroleum (CIM) Definition Standards (2005) and CIM Best Practice Guidelines (2003) for preparing Mineral Resources and Mineral Reserves.

17.1	Database

The MS Access database used to support Mineral Resource estimation comprises 128 core holes, drilled between 2006 and April 2008.  The database was closed for estimation purposes at 6 May, 2009.

17.2	Block Models

The models were built using commercially-available Micromine software.

The block model has regular dimensions of 4 m x 12.5 m x 10 m in X, Y, and Z, directions respectively.  The model used for reporting and mine planning was a sub-blocked derivative model with subdivisions to 1 m in X, 2.5 m in Y, and 2 m in Z.  The topographic surface used to limit the block model is discussed in Section 10.1.2.

17.3	Geological Interpretation

Geological wireframes were constructed by Micon in 2007 using commercially-available Gemcom software, and updated in 2009.  Wireframes incorporate the four mineralization domains discussed in Section 7.3.4. within a mineralized envelope, see Figure 17-1.  Polyline interpretations were digitized from drill hole to drill hole, following the overall trends of mineralization and structures from adjacent sections.

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Figure 17-1:  Mineralization Domains

Two criteria were used to define the limits of the mineralized envelope:  epithermal vein intensity and gold grade.  The two criteria are closely correlated, with epithermal vein intensity reflecting increasing gold grade.  However, in some locations, zones of low grade or barren epithermal veining exist, for example the upper east corner of the system north of line 9583400N.

These low grade veins were included in the mineralized envelope model so that interpolation would include both well mineralized and poorly mineralized veined areas.  In parts of the system where the vein intensity gradually decreases across strike or down dip (i.e. where a vein intensity change is sometimes difficult to identify) the gold grade was used to help define the edge of the envelope.  Typically a sharp grade break that was usually between 1 g/t Au and 2 g/t Au was used to define the boundary.  Some lower grade material was also included for geological consistency of interpretation between drill holes and sections.

A new wireframe of the mineralization envelope was constructed in 2009 by slicing the Micon solids on every block model row in the deposit core, and every second block model row outside the core.  These slice strings were wire-framed together and used for assay and composite tagging, and volumetrics.

A bulk density block model was created from 2,536 samples, see Section 12.4.

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17.4	Composites

Core samples range from 0.1–3.12 m in length, with a mean of 0.98 m and >99% of lengths <1.3 m.  To standardize data support, assay composites were calculated at 2 m downhole lengths for gold and silver grades.  Only 12 composites have lengths not equal to 2.0 m with a minimum length of 0.8 m.  Composites typically lie within the mineralization domains, but some may include “dilution” of assays lying partially outside the domain boundary.  Based on the difference in mean values between assays and composites, this dilution appears to amount to 4%.

Sulphur (S) and calcium (Ca) data were composited downhole within the mineralization envelope and tagged by the internal domain wireframes.

17.5	Exploratory Data Analysis

Exploratory data analysis (EDA) consisted of histograms, frequency plots, box plots and summary statistics.

The gold population appears to be log-normally skewed with very high grades in the tail.  Silver assays also present a log-normally distributed population which is less skewed than gold.  A domain comparison using contact analysis showed little or no change across the contacts, and thus soft boundaries were used inside the mineralization envelope.

The boxplots show distinctions in the statistics of S and Ca by domain and potential value in separating them for estimation.  Ca values for the entire data set are more skewed and have a higher CV than S, which seems more broadly dispersed.  Contact analysis indicated that some S and Ca domains should be treated as hard boundaries in the estimation process.

17.6	Grade Capping

Grade caps were established at 150 g/t Au and 125 g/t Ag, and represented the 99.5th percentile of the clustered distributions.  Histograms of the clustered gold composites show a drop in mean grade from 9.1 g/t Au to 8.2 g/t Au, or 10%, due to capping inside the core area of the deposit.  A lesser percentage of silver is removed.  Only 10% of the composites have a gold grade higher than the average block model estimated grade at a 3.5 g/t Au cut-off.

Caps for S and Ca were based on the probability plots for each element, and established at 7% S and 6% Ca, representing the 99.5th percentile of the clustered distributions.

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17.7	Variography

A combination of correlograms and variograms were used to assess spatial data correlation of assay composites; however only correlogram results informed Mineral Resource estimation.  All correlograms were run in Sage2001 software.

A combination of more assay data and closer drill spacing resulting from the addition of 58 core holes to the 2009 drill hole database resulted in suitable correlograms being generated.  The average 40 m x 40 m drill spacing accounts for about 80% of the correlogram sill.

17.8	Grade Estimation

Ordinary kriging (OK) was used to estimate Au, Ag, sulphur (S), and calcium (Ca) grades into the block model.

Search anisotropy ratios were based on the correlogram results with the exception that the anisotropy ratio between the major and minor axes for gold was adjusted to 4:1.

The search was conditioned to gold, whereby only blocks with gold estimates received estimates for the other variables.  The first pass gold search was approximately 90% of the correlogram sill and approximated Indicated Mineral Resources.  The second pass, approximately designed to estimate Inferred Mineral Resources estimated a wider radius of blocks without overwriting the first pass.  The other variables required longer initial passes in order to fill all of the blocks with gold estimates.  In addition to grade, kriging variance, hole count, number of composites used in the estimate, and distance to the nearest composite and its grade were stored in the block model.

Separate runs were made for gold and silver uncapped (two passes) and nearest-neighbour (single pass).  The anisotropic and absolute search distances to the nearest composite in the nearest-neighbour estimate were merged into fields in the model file.

Density was assigned to all blocks by tagging them with the rock model solids and assigning the average density to each block based on the appropriate mineralization domain (refer to Table 12-1).  Blocks inside the mineralization envelope without a density zone assignment were assigned 2.69 t/m3, a value approximating an average mineralized rock density.  Waste density was assigned 2.67 t/m3 for all blocks outside the mineralized domains.

Two final steps included trimming the block model to the mineralization envelope to create a more manageable model size, and creating a sub-blocked model from the regular model for mine planning purposes.  The sub-blocked model was used to report Mineral Resources.

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17.9	Model Validation

Model validation consisted of visual inspection of drill intercept grades with block grades, a comparison of histograms and box plots of estimated block values with composites, checks of NN block grade estimates against the OK estimate for the same block, and construction of swath plots and grade–tonnage curves for the estimated grades with theoretical Herco distributions.

17.10	Mineral Resource Confidence Classification

Initial classification of Indicated Mineral Resources was based on a combination of the search distance to the nearest composite, estimation by the first pass search ellipse, visual examination of each model row in cross-section, and general considerations of drill fan spacing in the deposit.  All model material between co-ordinate northing limits 9583287.5 N and 9583612.5 N were classified as Indicated Mineral Resources, as most blocks within the perimeter domain solid were estimated.  All other blocks were classified as Inferred Mineral Resources in the first pass.

In a second step, solids were digitized around peripheral groups of blocks that were inside the first search ellipse but which represented data over-projection.  All of the blocks inside these solids were re-classified as Inferred Mineral Resources.

As the mineralization does not crop out on surface, and there is currently a lack of underground exposure, no Measured Mineral Resources were classified.

17.10.1	Cut-off Grades Used to Constrain Mineral Resources

A cut-off grade was derived to cover potential mining, processing and overhead operating costs, calculated as follows:

Mine Cut-off (break-even) = Total Operating Cost / Realized AuEq Value;

where:

Total Operating Cost = Mining Cost + Processing Cost + G&A Cost.

The gold-equivalent (AuEq) value was calculated using:

AuEq = Au (g/t) + Ag (g/t) x (Ag ($/oz) ÷ Au ($/oz)) x (Ag Recovery ÷ Au Recovery)

The cut-off grades used to constrain Mineral Resources included the parameters summarized in Table 17-1.  These data were sourced from Kinross experts as appropriate.

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Table 17-1:  Cut-off Grades Estimate Summary

	Units	Mineral Resources Parameters
Gold Price	US$/oz	$875

Silver Price	US$/oz	$13.75

Mine Cut-off Grade	g/t AuEq	3.0

Mill Cut-off Grade	g/t AuEq	Not applicable

Mining Recovery	%	Not applicable

Mining Unplanned Dilution	% @ 0.0 g/t AuEq	10

Total Operating Costs	$/t	65.78

17.10.2	Assessment of Reasonable Prospects for Economic Extraction

In determining reasonable prospects of economic extraction, the following criteria were used:

●	Assessment of geological and grade continuity of mineralized material.

●	Mining is likely to employ transverse open stoping methods, and decline access.

●	Blocks that had been assigned an Indicated confidence category and had an average grade of >3.0 g/t AuEq were declared as Indicated Mineral Resources.

●
Inferred Mineral Resources were declared if the blocks assigned an Inferred confidence category fell within an area defined as a maximum of 325 m north and a maximum of 770 m south of the most northern and southern Indicated Mineral Resource blocks respectively, and had an average grade of >3.0 g/t AuEq.

Mineral resources using the above criteria were considered able to meet reasonable prospects of economic extraction.

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17.10.3	Mineral Resource Statement

Mineral Resources were classified in accordance with the 2005 CIM Definition Standards for Mineral Resources and Mineral Reserves, incorporated by reference into NI 43-101.  Mineral Resources have an effective date of 31 December 2009, and are summarized in Table 17-2.

Table 17-2:  Gold and Silver Mineral Resource Table, Effective Date 31 December 2009

Classification	Tonnes	Au Grade	Au Ounces	Ag Grade	Ag Ounces
	(000’s)	(g/t)	(000’s)	(g/t)	(000’s)
Measured	—	—	—	—	—

Indicated	15,931	11.20	5,737	14.3	7,304

Total Measured and Indicated	15,931	11.20	5,737	14.3	7,304

Inferred	24,307	7.85	6,134	10.1	7,908
Notes:
1.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability;
2.	Mineral Resources are reported to a cut-off grade of 3 g/t AuEq. Gold equivalent is calculated by AuEq = Au (g/t) + Ag (g/t) x (Ag ($/oz) ÷ Au ($/oz)) x (Ag Recovery ÷ Au Recovery);
3.
Mineral Resources are reported using a gold price of $875/oz, and a silver price of $13.75/oz, average gold recovery of 94.9% and average silver recovery of 62.9%, and an operating cost of $65.78/t based on a transverse open stoping mining method.

17.11	Comment on Section 17

The QP is of the opinion that the Mineral Resources for the Project, which have been estimated using core drill data, have been performed to industry best practices, and conform to the requirements of CIM (2005).

Declaration of Mineral Resources considered environmental, permitting, legal, title, taxation, socio-economic, marketing, and political factors and constraints, as discussed in Section 4 and Section 19 of this Technical Report.

Areas of uncertainty that may materially impact the Mineral Resource estimate include the nature and style of taxation and royalties that may be levied on the Project, as these will affect the estimated operating cost used to help define the most appropriate cut-off grade for assessment of reasonable prospects of economic extraction:

●
A minimum 5% royalty is specified in the current legislation but no maximum royalty percentage has been defined.  Until an exploitation contract is in place it is unknown what the actual royalty will be;

●
The mining regulations specify that a corporate tax rate of 70% will apply to profits that are deemed to be excessive from mining-related activities; however, it is unclear what will trigger this tax rate.  Until an exploitation contract is in place it is unknown what the actual windfall profits conditions will be;

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●
The current mining business context in Ecuador is complex and continues to evolve.  The major components of the statutory and regulatory framework governing the mining industry are new—the Constitution was approved in September, 2008, the mining law came into effect on 29 January, 2009 and the regulations to the mining law were published on 16 November, 2009—and consequently there are few precedents and only limited experience with their administration and application.  In addition, there is pending legislation such as the new water law, the law on public consultation, and amendments to the customs law that are expected to be adopted in 2010 that could have an impact on the mining industry in Ecuador.

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18.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORT ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

As the Project not a development or production property, this section is not relevant to the Technical Report.

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19.0	OTHER RELEVANT DATA AND INFORMATION

Kinross awarded Hatch Ltd. (Hatch) a contract for a pre-feasibility study on the Fruta del Norte deposit in June, 2009.

Activities to support preparation of a pre-feasibility study are ongoing, and include collection, collation and review of items such as geotechnical and hydrological data, environmental and archaeological base line studies, process, tailings, and waste design alternatives, mine design alternatives; establishment of infrastructure, transportation and access requirements; review of the recently promulgated Ecuadorian constitution and Mining Act; considerations of the operating and taxation regimes likely for precious metals mines in Ecuador; and community liaison activities.

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20.0	INTERPRETATION AND CONCLUSIONS

The following interpretations and conclusions are made based on the results of this Technical Report.

Mining tenure held by Kinross in the area for which Mineral Resources are estimated is valid.

Although Kinross holds 80% of the surface rights within the Project area, additional surface rights negotiations will be required to support infrastructure construction and mining operations in the proposed mining area.  Negotiations will be required for surface rights for additional lands including road rights-of-way, and powerline facilities.

Current permits have allowed exploration and associated pre-feasibility study-supporting testwork to be conducted under appropriate Ecuadorian laws.  Additional permits are required for Project development.

Environmental permits for Project development have to be secured.  An EIS is required.

There is an expectation that there will be surface disturbances and potentially contamination associated with artisan mining sites that are on, and adjacent to, the Project.

Understanding of the Project geology and mineralization, together with the deposit type, is sufficiently well established to support Mineral Resource estimation.  Mineralization is partly refractory.

Work programs included geological mapping, geophysical surveys, geochemical sampling, channel and trench sampling, and drilling (305 drill holes total for 119,841 m).  Drilling between 1996 and 2009 at Fruta del Norte comprised 166 core drill holes (83,895.06 m); 128 of which support Mineral Resource and Mineral Reserve estimation.  Completed exploration programs were appropriate to the mineralization style.  To date, a deposit and a number of exploration targets have been identified.

There is significant exploration potential in the overall Project area and in the area of the currently-defined Mineral Resources, and there is an expectation that additional mineralization is likely to be identified with continued exploration and infill drilling.

Geological models are appropriate to the deposits.  Gold and silver grades were estimated using OK interpolation.  Mineral Resources are confined using a gold-equivalent value that takes into account optimistic, but reasonable economic parameters.

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Metallurgical tests were performed on samples that were considered representative of the mineralization.  Metallurgical testwork completed can support estimation of Mineral Resources.  Life-of-mine recovery figures used to support Mineral Resources are based on metallurgical testwork and are appropriate to the mineralization styles.

In the opinion of the QP, data supporting the Mineral Resource estimates were appropriately collected, evaluated and estimated, and the original Project objective of identifying mineralization that could potentially support mining operations has been achieved.  The defined Mineral Resources support the premise that the ongoing pre-feasibility study is warranted.

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21.0	RECOMMENDATIONS

The recommended work program for Project advancement comprises two phases, with the second contingent on the results of the first.

A Phase 1 program, estimated to take approximately 12 months, and costing an estimated $8 million, is designed to supply additional geological, geotechnical, hydrogeological and metallurgical data to support feasibility-level studies.  The program also incorporates a metallurgical pilot plant operation.  Cost breakdowns for the program are approximately $4 million for geological and drill data collection, $1 million for geotechnical evaluations, $0.5 million for hydrogeological and pump testing, $0.5 million for metallurgical testwork, and approximately $2 million for pilot plant work.

If results of the pre-feasibility study are positive, the Project will proceed to a feasibility study.  An allocation of $10 M has been made to cover the engineering and consulting costs associated with this study.  It is expected that this program will take approximately 12 months to complete.  A favourable feasibility study could be used to support a decision to proceed with mine development.

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Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

22.0	REFERENCES

Aguilera, M., and Camino, B., 2008:  Archeological Diagnostic of Mining Concessions in Zamora Chinchipe:  unpublished internal report prepared by the National Institute of Cultural Patrimony, May 2008

AMEC E&C Services Inc., 2008:  Preliminary Geostatistical Report:  unpublished internal report from AMEC to Kinross Gold.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2000:  CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines:  Canadian Institute of Mining, Metallurgy and Petroleum, August, 2000  http://www.jogmec.go.jp/mric_web/tani/cimstandard.pdf

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2003:  Estimation of Mineral Resources and Mineral Reserves, Best Practice Guidelines:  Canadian Institute of Mining, Metallurgy and Petroleum, November 23, 2003, http://www.cim.org/committees/estimation2003.pdf.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2005:  CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines:  Canadian Institute of Mining, Metallurgy and Petroleum, December 2005, http://www.cim.org/committees/CIMDefStds_Dec11_05.pdf.

Corriente Resources Inc., 2009:  Annual Information Form, 2008:  unpublished report posted to Corriente Resources website, accessed 14 January 2009, http://www.corriente.com/media/PDFs/financials/CTQ_08_final_SEDAR.pdf

Drobe, J., Hoffert, J., Fong, R., Haile J., and Collins, J., 2008:  Mirador Copper–Gold Project, 30,000 t/d Feasibility Study, Zamora–Chinchipe Province, Ecuador:  unpublished technical report prepared for Corriente Resources Inc., effective date 3 April 2008.

Golder Associates, 2009:  Preliminary Geotechnical Characterization, Fruta del Norte Gold Project, Ecuador:  unpublished report prepared for Aurelian Resources

Hall, L.,2008:  Preliminary Structural Study of the Fruta del Norte Epithermal Gold Deposit:  unpublished report prepared for Aurelian Resources

Hedenquist, J.W., Arribas A., Jr, and Urien-Gonzales, E., 2000:  Exploration for Epithermal Gold Deposits:  Society of Economic Geologists Reviews in Economic Geology Vol 13, p. 245–277

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Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Hennessey, B.T. and Puritch, E., 2005:  A Mineral Resource Estimate for the Bonza-Las Peñas Deposit, Cordillera Del Condor Project, Zamora-Chinchipe Province, Southeastern Ecuador:  unpublished technical report prepared by Micon International Ltd. for Aurelian Resources Inc., effective date 13 January 2005;

Hennessey, T., Puritch, E., Gowans, R., and Leary, S., 2008:  A Mineral Resource Estimate for the Fruta Del Norte Deposit, Cordillera Del Condor Project, Zamora-Chinchipe Province, Ecuador:  unpublished technical report prepared by Micon International Ltd. for Aurelian Resources Inc., readdressed to Kinross Gold Corporation, effective date 15 November 2007, amended 21 October 2008.

Hennessey, T., Puritch, E., Gowans, R., and Leary, S., 2008:  A Mineral Resource Estimate for the Fruta Del Norte Deposit, Cordillera Del Condor Project, Zamora-Chinchipe Province, Ecuador:  unpublished technical report prepared by Micon International Ltd. for Aurelian Resources Inc., effective date 15 November 2007;

Hennessey, B.T. and Stewart, P.W., 2007: A Review of the Geology of, and Exploration and Quality Control Protocols Used at the Fruta Del Norte Deposit, Cordillera Del Condor Project, Zamora-Chinchipe Province, Ecuador:  unpublished technical report prepared by Micon International Ltd. for Aurelian Resources Inc., dated December 2006, effective date 9 January 2007;

Leary, S., 2005:  Target Assessment Report, Cóndor Project, Ecuador:  unpublished internal report, Aurelian Resources.

Leary S., 2009:  The Discovery and Geology of the Fruta Del Norte Epithermal Gold-Silver Deposit, S.E. Ecuador:  Drury Lecture, 2009 SME Annual Meeting & Exhibit & CMA 111th National Western Mining Conference, Denver, Colorado, February 22–29, 2009.

Litherland M., Aspden J.A., and Jemielita R.A., 1994:  The Metamorphic Belts of Ecuador:  Overseas Memoir 11. BGS, Keyworth, U.K. 147 p.

Micon International, 2008:  Scoping Study on the Fruta del Norte Deposit, Cordillera Del Cóndor Project, Zamora-Chinchipe Province, Ecuador:  unpublished report prepared for Aurelian Resources

Morrison, G., 2007:  A Working Model for the Fruta del Norte Hot Spring Epithermal gold/silver Deposit:  unpublished report prepared for Aurelian Resources

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Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Mullens, P., 2003:  Geological Report on Exploration at the Cordillera del Condor Project, Zamora-Chinchipe Province, Southeastern Ecuador:  unpublished technical report prepared for Aurelian Resources Inc., effective date 16 December 2003.

PRODEMINCA, 2000:  Depositos Porfidicos y Epi-mesotermales Relacionados con Intrusiones de la Cordillera del Condor:  Evaluacion de Distritos Mineros del Ecuador:  UCP Prodeminca Proyecto MEM BIRF 36-55 EC. Vol 5. 223 p.

Quispesivana, L., 1996:  Geologja dei cuadràngulo de Huanuco:  Boletin de INGEMMET. series A, v. 75. 138 p.

Roa, K.J., 2008:  Geological Map and Pamphlet of the Cordillera del Cóndor , Ecuador / Perú and Westernmost Santiago Basin, Perú:  unpublished map prepared for Aurelian Resources, 2008.

Sillitoe, R.H., 2006:  Comments on Geology and Potential of the Fruta Del Norte Epithermal Gold Prospect, Ecuador:  unpublished report prepared for Aurelian Resources

Sillitoe, R.H., 2007a:  Further Comments on Geology and Potential of the Fruta Del Norte Epithermal Gold Deposit, Ecuador:  unpublished report prepared for Aurelian Resources

Sillitoe, R.H., 2007b:  Comments of fault truncation of the Fruta Del Norte Gold Deposit and Mineralization Style at the nearby Papaya and El Tigre Prospects, Ecuador:  unpublished report prepared for Aurelian Resources

Stewart, P. W., 2003:  Geological Report on Exploration at the Cordillera Del Condor Project, Zamora-Chinchipe Province, Southeastern Ecuador:  unpublished technical report prepared for Aurelian Resources Inc., effective date 16 April 2003.

Stewart, P.W., 2009:  Summary report on geological, geochronological, and geochemical studies of the Fruta del Norte Au–Ag epithermal deposit, Cordillera del Cóndor Project Ecuador:  unpublished report prepared for Kinross Gold

Stewart, P.W. and Leary., S., 2008:  The Fruta Del Norte Epithermal Gold/Silver Deposit, South East Ecuador:  Extended Abstracts, PacRim Congress, 2008, Gold Coast, Australia, 24–26 November, 2008.

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Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

23.0	DATE AND SIGNATURE PAGE

The effective date of this Technical Report entitled “Kinross Gold Corporation, Fruta del Norte Project, Ecuador, NI 43-101 Technical Report” is 31 December 2009.

“Signed and sealed”

Robert D. Henderson, P.Eng.

Dated: January 28, 2010

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